Voya Retirement Insurance and Annuity Company
and its Variable Annuity Account B

VOYA VARIABLE ANNUITY

Supplement Dated May 1, 2018 to the Contract Prospectus

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

Notice of and Important Information About Upcoming Fund Reorganizations

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class I shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

Merging Fund	Surviving Fund
Voya Multi-Manager Large Cap Core Portfolio (Class I)	Voya Index Plus LargeCap Portfolio (Class I)

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the **"TRANSFERS AMONG INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Date. The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund.   See the **"TRANSFERS AMONG INVESTMENT OPTIONS"** section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 9271, Des Moines, IA 50306-9271 or calling us at 1-800-366-0066.

Information about the Surviving Fund. Summary information about the Voya Index Plus LargeCap Portfolio can be found in **APPENDIX III – DESCRIPTION OF UNDERLYING FUNDS** in your Contract Prospectus. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Retirement Insurance and Annuity Company
Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Deferred Variable Annuity Contract

VOYA VARIABLE ANNUITY

May 1, 2018

The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended ("Tax Code"); a qualified individual retirement annuity ("IRA"); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p) and we no longer offer this Contract for sale to new purchasers.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Premium Bonus Option. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "**PREMIUM BONUS OPTION–Suitability**."

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The Funds. Information about the funds in which the subaccounts invest is located in **APPENDIX III–Description of Underlying Funds** and in each fund prospectus. A prospectus containing more information on each underlying fund may be obtained by calling Customer Service at 1-800-366-0066. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

Getting Additional Information. You may obtain free of charge, the May 1, 2018 Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge, the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC website, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Interest Options.
- Voya Guaranteed Account (the "Guaranteed Account")
- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus. To obtain a copy, write or call Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-800-366-0066 or access the SEC's website (www.sec.gov).

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the Federal Deposit Insurance Corporation ("FDIC"). The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

We pay compensation to broker/dealers whose registered representatives sell the contract. See "OTHER TOPICS– Contract Distribution," for further information about the amount of compensation we pay.

Variable Investment Options

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your contract are:

Voya Balanced Portfolio (Class I)
Voya Global Bond Portfolio (Class I)
Voya Global Equity Portfolio (Class S)[1]
Voya Global Perspectives® Portfolio (Class ADV)[2]
Voya Government Money Market Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya Index Plus LargeCap Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)
Voya International Index Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)
Voya Large Cap Value Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class I)
Voya Retirement Conservative Portfolio (Class ADV)[1][2]
Voya Retirement Growth Portfolio (Class ADV)[1][2]
Voya Retirement Moderate Growth Portfolio (Class ADV)[1][2]
Voya Retirement Moderate Portfolio (Class ADV)[1][2]
Voya Russell™ Large Cap Growth Index Portfolio (Class I)
Voya Russell™ Large Cap Index Portfolio (Class I)
Voya Russell™ Large Cap Value Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)
Voya SmallCap Opportunities Portfolio (Class S)
Voya Solution Moderately Conservative Portfolio (Class S)[2]
VY® Baron Growth Portfolio (Class S)
VY® BlackRock Inflation Protected Bond Portfolio (Class S)
VY® Clarion Global Real Estate Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® Franklin Income Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class I)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
VY® Oppenheimer Global Portfolio (Class I)
VY® Pioneer High Yield Portfolio (Class I)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class I)
VY® Templeton Foreign Equity Portfolio (Class I)
VY® Templeton Global Growth Portfolio (Class S)

[1] This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds with Managed Volatility Strategies" for more information.**

[2] These investment portfolios are offered in a "fund of funds" structure. See "**INVESTMENT OPTIONS – Mutual Fund (Fund) Descriptions**" and "**FEES - FUND EXPENSES**" for more information about these investment portfolios.

More information can be found in the appendices. **APPENDIX III** highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. See "**APPENDIX IV**" for all subaccounts and valuation information. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call Customer Service at:

> Customer Service
> P.O. Box 9271
> Des Moines, IA 50306-9271
> 1-800-366-0066

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following addresses when sending additional purchase payments.

If using the U.S. Postal Service:	*If using express mail:*
Customer Service	Customer Service
P.O. Box 9271	699 Walnut Street
Des Moines, IA 50306-9271	Des Moines, IA 50309-3942

Express mail packages should not be sent to the P.O. Box address.

Contract Design:

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

New York Contracts:

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. For details regarding the New York contracts, see the "**FEE TABLE**" and the "**NEW YORK CONTRACTS**" sections of this prospectus.

Contract Facts:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. See "**PURCHASE AND RIGHTS**" for age maximums on the calculation of death benefits. The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge[1]:	0.80%		1.10%		1.25%	
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date.		The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date; or 3. The "step-up value" on the claim date.		The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value on the claim date; or 3. The "step-up value" on the claim date; or 4. The "roll-up value" on the claim date.[4]	
Minimum Initial Purchase Payment[5]:	**Non-Qualified:** $15,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500	**Non-Qualified:** $5,000	**Qualified:** $1,500
Free Withdrawals[6]:	10% of your account value each account year, non-cumulative.		10% of your account value each account year, non-cumulative.		10% of your account value each account year, cumulative to a maximum 30%.	
Nursing Home Waiver — Waiver of Early Withdrawal Charge[7]:	Not Available		Available		Available	

[1] See "**FEE TABLE**" and "**FEES**."
[2] See "**DEATH BENEFIT**." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**."
[3] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "**DEATH BENEFIT**." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**
[4] See the "**NEW YORK CONTRACTS**" section of this prospectus for details regarding the death benefit under Option Package III for contracts issued in New York.
[5] See "**PURCHASE AND RIGHTS**."
[6] See "**FEES**."
[7] See "**FEES**" and the "**NEW YORK CONTRACTS**" sections of this prospectus for details regarding contracts issued in New York.

Premium Bonus Option. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "**PREMIUM BONUS OPTION**."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge may also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "**FEE TABLE**" and "**FEES**."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "**PREMIUM BONUS OPTION–Forfeiture**" and "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**" and "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "**PREMIUM BONUS OPTION–Forfeiture**" and "**WITHDRAWALS**."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "**PREMIUM BONUS OPTION–Suitability**." Your sales representative can help you decide if the premium bonus option is right for you.

Transferability. You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- Certain minimum account values must be met.

See "**TRANSFERS BETWEEN OPTION PACKAGES**."

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "**RIGHT TO CANCEL**."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase (described in "**CONTRACT PHASES**," below). The amount of the death benefit will depend upon the option package selected. See "**DEATH BENEFIT**." Any death benefit during the income phase will depend upon the income phase payment option selected. See "**THE INCOME PHASE**."

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "**WITHDRAWALS**." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See "**APPENDIX I**."

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "**FEE TABLE**" and "**FEES**."

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs or 403(b) plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**FEDERAL TAX CONSIDERATIONS**."

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Annuity or other qualified retirement annuities, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates), which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "**PURCHASE AND RIGHTS**."

CONTRACT PHASES

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each variable investment option invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "**THE INCOME PHASE**"). In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; or
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "**THE INCOME PHASE**" for the different fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Fees:

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

For Contracts Issued Outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%
For Contracts Issued in the State of New York **All Contracts**	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%
Annual Maintenance Fee	$30.00[1]
Transfer Charge	$ 0.00[2]
Overnight Charge	$20.00[3]

[1]   The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "**FEES– TRANSACTION FEES–Annual Maintenance Fee**."

[2]   We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "**FEES–TRANSACTION FEES–Transfer Charge**" for additional information.

[3]   You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Fees Deducted from Investments in the Separate Account:

Amount During the Accumulation Phase
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

If You Do Not Elect the Premium Bonus Option:

	All Account Years
Option Package I	
Mortality and Expense Risk Charge	0.80%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	0.95%
Option Package II	
Mortality and Expense Risk Charge	1.10%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.25%
Option Package III	
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.40%

If You Elect the Premium Bonus Option:

	Account Years 1-7	After the 7th Account Year
Option Package I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.45%	0.95%
Option Package II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.75%	1.25%
Option Package III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.90%	1.40%

Fees Deducted by the Funds:

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.38%	1.51%

Examples:

These examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the funds without taking into account any fee waiver or expense reimbursement arrangements that may apply.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

For Contracts Issued Outside the State of New York
Assuming You Elect the Premium Bonus Option:

Example 1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,045	$1,650	$2,177	$3,532
Example 2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
1 year	3 years	5 years	10 years
$345	$1,050	$1,777	$3,532

For Contracts Issued in the State of New York
Assuming You Elect the Premium Bonus Option:

Example 1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,045	$1,550	$2,077	$3,532
Example 2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
1 year	3 years	5 years	10 years
$345	$1,050	$1,777	$3,532

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "**FEES–FUND EXPENSES**" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "**FEES–FUND EXPENSES**" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX IV** of this prospectus, we provide condensed financial information about the separate account subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the SAI.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

PURCHASE AND RIGHTS

How to Purchase. Please note that this contract is no longer available for purchase, although you may continue to make purchase payments under existing contracts. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "**OTHER TOPICS–Contract Distribution**"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss your decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or older you may want to consider whether choosing one of these options is in your best interest. See "**DEATH BENEFIT**" for a description of the calculation of death benefits above certain ages.

Your Rights Under the Contract:
- Individual Contracts. You have all contract rights.
- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.
- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "**DEATH BENEFIT**" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:
- One lump sum;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. See "**PREMIUM BONUS OPTION–Suitability**."

Purchase Payment Amounts. The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

	Option Package I		Option Package II		Option Package III	
	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*
Minimum Initial Purchase Payment	$15,000	$1,500	$5,000	$1,500	$5,000	$1,500

* The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $1,000 (we may change this amount from time to time). A purchase payment of more than $1,500,000 will be allowed only with our consent.

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:

- The size and type of the prospective group, if any, to which the reduction would apply;
- The method and frequency of purchase payments to be made under the contract; and
- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the addresses provided in "**CONTRACT OVERVIEW—Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "**INVESTMENT OPTIONS**" section.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to Customer Service along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. Any premium bonus credited to your account will be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

PREMIUM BONUS OPTION

Election. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

Premium Bonus Amount. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

Premium Bonus Option Charge. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. We may also deduct this charge from amounts allocated to the fixed interest options, resulting in an annual 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. See "**FEES–Reduction or Elimination of Certain Fees**."

After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. See "**YOUR ACCOUNT VALUE**."

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:
- If you exercise your free look privilege and cancel your contract. See "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "**WITHDRAWALS**."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	–	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	–	–	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES–Free Withdrawals**")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

*   This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "**FEES–Free Withdrawals**." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

See the "**NEW YORK CONTRACTS**" section of this prospectus for details about forfeiture of the premium bonus under contracts issued in New York.

Suitability. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Mutual Fund (Fund) Descriptions. We provide brief descriptions of the funds in "**APPENDIX III**." Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from Customer Service at the address and phone number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Room.

Certain funds are offered in a "fund of funds" structure and may have higher fees and expenses than an investment portfolio that invests directly in debt and equity securities.

Fixed Interest Options. If available in your state, the Guaranteed Account or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see "**APPENDICES I** and **II**" and the Guaranteed Account prospectus.

Selecting Investment Options:

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds—including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Additional Risks of Investing in the Funds (Mixed and Shared Funding).

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies. In other words:
- Shared – bought by more than one company.
- Mixed – bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically at www.voyaretirementplans.com.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participants in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at Customer Service or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These may include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.
- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days before an account anniversary.

The following minimum account values need to be met:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Account Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

- You will receive a new contract schedule page upon transfer.
- Only one option package may be in effect at any time.

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Death Benefit[1]: • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • The "step-up value" under Option Packages II and III will terminate on the new schedule effective date. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II. • The "roll-up value" will be calculated beginning on the new schedule effective date.
Nursing Home Waiver[2]: • The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date.
Free Withdrawals[3]: • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date.

[1] See "**DEATH BENEFIT**."
[2] See "**FEES–Nursing Home Waiver**."
[3] See "**FEES–Free Withdrawals**."

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**Fees and Expenses**" section below. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Early Withdrawal Charge Schedules

For Contracts Issued outside of the State of New York	
All Contracts (except Roth IRA Contracts Issued Before September 20, 2000)	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts Issued Before September 20, 2000	
Completed Account Years	Early Withdrawal Charge
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%

For Contracts Issued in the State of New York All Contracts	
Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% (4% for a contract issued in NY) of the portion of that purchase payment withdrawn.

For certain Roth IRA contracts where the early withdrawal charge is based on the number of completed account years, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:
- Used to provide income phase payments to you;
- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**");
- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;
- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO/RRD systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**")); or
- Paid upon termination of your account by us (see "**OTHER TOPICS–Involuntary Terminations**").

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:
- More than one account year has elapsed since the schedule effective date;
- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law. See the "**NEW YORK CONTRACTS**" section of this prospectus for contracts issued in New York.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Overnight Fee. You may choose to have a $20.00 overnight charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II
0.80%	1.10%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "**THE INCOME PHASE–Charges Deducted**."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.
- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.15%	0.15%	0.15%

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses.

Premium Bonus Option Charge

Maximum Amount. 0.50%, but only if you elect the premium bonus option.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase.

Purpose. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year. See "**PREMIUM BONUS OPTION–Premium Bonus Option Charge**."

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
- The size and type of group to whom the contract is issued;
- The amount of expected purchase payments;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
- The type and frequency of administrative and sales services provided; or
- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND EXPENSES

As shown in the fund prospectuses and described in the "**Fees Deducted by the Funds**" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

These revenues are received as cash payments.

The Fidelity® Variable Insurance Products Portfolios are the only unaffiliated funds currently offered through the contract. We receive more revenues from affiliated funds than we do from the Fidelity® Variable Insurance Products Portfolios.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Fund of Funds. Certain funds may be structured as "fund of funds." Funds offered in a "fund of funds" structure (such as the Voya Retirement Portfolios) may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The funds offered in a "fund of funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "**OTHER TOPICS–Contract Distribution**."

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "FEDERAL TAX CONSIDERATIONS."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:
- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, and the premium bonus option charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1:   You make an initial purchase payment of $5000.

Step 2:
        A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
        B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3:   The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "**PURCHASE AND RIGHTS**." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase. If you participate in the contract through a 403(b) plan, certain restrictions apply. See "**Restrictions on Withdrawals from 403(b) Plan Accounts**" below.

Steps for Making a Withdrawal:

- Select the withdrawal amount.
  (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.
  (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See "**APPENDICES I** and **II**" and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.
- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- Properly complete a disbursement form and deliver it to Customer Service.

Restrictions on Withdrawals from 403(b) Plan Accounts. Under Section 403(b) contracts the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59½, separation from service or financial hardship. See "**FEDERAL TAX CONSIDERATIONS**."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at Customer Service.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see "**APPENDIX I**" and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

Features of a Systematic Distribution Option. A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:
- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.
- **ECO – Estate Conservation Option/Recurring RMD Payment – RRP.** This option offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under this option, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. This option is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO/RRP.
- **LEO – Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code Section 72. See "**FEDERAL TAX CONSIDERATIONS**."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "**FEES–TRANSACTION FEES–Early Withdrawal Charge–Free Withdrawals**." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number listed in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to Customer Service. ECO/RRD, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "**FEES**" and "**FEE TABLE**" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a tax and/or legal adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "**THE INCOME PHASE**."

Terms to Understand

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at Customer Service. Please contact Customer Service to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Schedule Effective Date: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies.

	Option Package I	**Option Package II**	**Option Package III**
Death Benefit on Death of the Annuitant:	The greater of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date.	The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date; or 3. The "step-up value"* (as described below) on the claim date.	The greatest of: 1. The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or 2. The account value* on the claim date; or 3. The "step-up value"* (as described below) on the claim date; or 4. The "roll-up value"* (as described below) on the claim date.**

* For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION– Forfeiture**."

** See the "**NEW YORK CONTRACTS**" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**."

Roll-up Value. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**."

The "roll-up value" is not available on contracts issued in the State of New York. See the "NEW YORK CONTRACTS" section of this prospectus for details about the Option Package III death benefit for contracts issued in New York.

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Subject to the conditions and requirements of state law, unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

Death Benefit Amounts in Certain Cases

If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and

(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

Guaranteed Account. For amounts held in the Guaranteed Account, see "**APPENDIX I**" for a discussion of the calculation of the death benefit.

Death Benefit—Methods of Payment

For Qualified Contracts. Under a qualified contract if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules (see "**FEDERAL TAX CONSIDERATIONS**"));
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO/RRD or LEO (described in "**SYSTEMATIC DISTRIBUTION OPTIONS**"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "**FEDERAL TAX CONSIDERATIONS**."

For Non-Qualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:
- (a) Continue the contract in the accumulation phase;
- (b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
- (c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

   If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "**FEDERAL TAX CONSIDERATIONS**."

   In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "**FEDERAL TAX CONSIDERATIONS**."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "**FEDERAL TAX CONSIDERATIONS**."

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "**CONTRACT OVERVIEW–Questions: Contacting the Company**."

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:
(a) The first day of the month following the annuitant's 85th birthday; or
(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a tax and/or legal adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:
(a) The life of the annuitant;
(b) The joint lives of the annuitant and beneficiary;
(c) A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**FEDERAL TAX CONSIDERATIONS**" for further discussion of rules relating to income phase payments.

Charges Deducted.
- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Mortality and Expense Risk Charge**."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Administrative Expense Charge**."
- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "**FEES–FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT–Premium Bonus Option Charge**."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at Customer Service. Unless your beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a tax and/or legal adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "**FEDERAL TAX CONSIDERATIONS**" for additional information.

Payment Options.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.
Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit–None:** All payments end upon the annuitant's death.
Life Income– Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income– Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: (a) 100%, 66⅔ % or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit–None:** All payments end upon the death of both annuitants.
Life Income– Two Lives– Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit–Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Life Income–Cash Refund Option (limited availability–fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit–Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income–Two Lives–Cash Refund Option (limited availability–fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit–Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime– Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit–Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.
Lump-Sum Payment: If the "Nonlifetime–Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "**FEES–Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at Customer Service.	
Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).	

NEW YORK CONTRACTS

Some of the fees, features and benefits of the contract are different if it is issued in the State of New York. This section identifies the different features and benefits and replaces the portions of this prospectus that contain the differences with information that relates specifically to New York contacts. This section should be read in conjunction with the rest of this prospectus. The fees that apply to New York contracts are described in the "**FEE TABLE**" and "**FEES**" sections of this prospectus.

Contract Overview – Contract Facts. The following information about New York contracts replaces the "**Contract Facts**" subsection in the "**CONTRACT OVERVIEW**" section of this prospectus:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. The differences are summarized as follows:

	Option Package I		Option Package II		Option Package III	
Mortality and Expense Risk Charge[1]:	0.80%		1.10%		1.25%	
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date.		The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.		The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.[4]	
Minimum Initial Payment/ Account Value[5]:	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

(Option Packages Continued)			
	Option Package I	**Option Package II**	**Option Package III**
Free Withdrawals[6]:	10% of your account value each account year, non-cumulative.	10% of your account value each account year, non-cumulative.	10% of your account value each account year, cumulative to a maximum 30%.
Nursing Home Waiver — Waiver of Early Withdrawal Charge[7]:	Not Available	Not Available	Not Available

[1] See "**FEE TABLE**" and "**FEES**."

[2] See "**DEATH BENEFIT**." If a death benefit is payable based on account value or step-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**" in this section.

[3] When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "**DEATH BENEFIT**." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**

[4] The death benefit is the same under Option Packages II and III for contracts issued in New York. **Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.**

[5] See "**PURCHASE AND RIGHTS**."

[6] See "**FEES**."

[7] See "**FEES**."

Premium Bonus Option–Forfeiture. The following information about New York contracts replaces the "**Forfeiture**" subsection in the "**PREMIUM BONUS OPTION**" section of this prospectus:

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "**RIGHT TO CANCEL**."
- If a death benefit is payable based on account value or step-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "**DEATH BENEFIT**."
- If all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be calculated by:

    (1) Determining the amount of the premium bonus that is subject to forfeiture according to the following table:

Completed Account Years at the Time of the Withdrawal	Amount of Premium Bonus Subject to Forfeiture
Less than 1	100%
1 or more but less than 2	100%
2 or more but less than 3	100%
3 or more but less than 4	100%
4 or more but less than 5	100%
5 or more but less than 6	75%
6 or more but less than 7	50%
7 or more	0%

    (2) And multiplying that amount by the same percentage as the amount withdrawn subject to the early withdrawal charge is to the total of all purchase payments made to the account during the first account year.

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2008	$100,000	$4,000	$104,000	—	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2011	—	—	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "**FEES–Free Withdrawals**")) and you would pay a $720 early withdrawal charge (4% of $18,000). Additionally, 100% of the premium bonus is subject to forfeiture according to the table above, and because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

* This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "**FEES–Free Withdrawals**." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Death Benefit–Death Benefit Amount. The following information about New York contracts replaces the "**DEATH BENEFIT**" section of this prospectus:

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies:

	Option Package I	Option Package II	Option Package III**
Death Benefit on Death of the Annuitant:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or **The account value* on the claim date.**	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or **The "step-up value"* (as described below) on the claim date.**	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or **The "step-up value"* (as described below) on the claim date.****

* For purposes of calculating the death benefit, the account value and step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**."
** **For contracts issued in the State of New York, the benefit payable upon the death of the annuitant under Option Package III is the same as that described under Option Package II. Therefore, contract holders of contracts issued in New York should seriously consider whether Option Package III is suitable for their circumstances.****

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:
- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "**PREMIUM BONUS OPTION–Forfeiture**" above.

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Types of Contracts: Nonqualified or Qualified

The contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts).

Nonqualified Contracts. Nonqualified contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premiums payments to a nonqualified contract. Rather, nonqualified contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity premium payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401, 408 or 408A of the Tax Code.

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual) you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such requirements, and we reserve the right to modify your contract as necessary to do so;
- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Holders of a Nonqualified Contract.** If the owner of the contract is not a natural person (in other words, is not an individual), a nonqualified contract generally is not treated as an annuity for federal income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premium payments or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and
- **Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs before the contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. A market value adjustment, if applicable, could increase the contract value. Investment in the contract is generally equal to the amount of all premium payments to the contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
* First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
* Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
* Then, from any remaining "income on the contract;" and
* Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to the contract owner reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity contract, provided that annuity payments are made for a period of 10 years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant.

Different distribution requirements apply if your death occurs:
* After you begin receiving annuity payments under the contract; or
* Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
* Over the life of the designated beneficiary; or
* Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of a contract owner.

Generally, amounts distributed from a contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:

- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a non-qualified contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the contract at the time of the transfer. In such case, the transferee's investment in the contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contracts may have been purchased with the following retirement plans and programs to accumulate retirement savings:

- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Prior to May 1, 1998, the contracts were available as tax-deferred annuities as described under Section 401(a) of the Tax Code. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account which provides for tax-free distributions, subject to certain restrictions;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS.**

The Company may offer or have offered the contract for use with certain other types of qualified plans, Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA or SEP to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program and as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

Section 401(a), 401(k). Roth 401(k) and 403(a) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or Roth 401(k) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k) or Roth 401(k) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA orare not deductible.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA..

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Qualified Distributions - Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or Roth IRA account and earnings credited on those premium payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  > If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  > The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial Hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules may dictate the following:

- The start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k) and 403(a) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

Assignment and Other Transfers

Section 401(a), 401(k), Roth 401(k) and 403(a) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

The Company

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA".

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), The Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Contract Distribution

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter (distributor) for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation ("SIPC"). Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

This contract is no longer available for new purchasers.

Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid.

We may also pay ongoing annual compensation of up to 1.00% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, Voya Financial Partners, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Voya Financial Advisors, Inc.	14.	MSI Financial Services, Inc.
2.	Lincoln Investment Planning, Inc.	15.	GWN Securities Inc.
3.	LPL Financial Corporation	16.	Lincoln Financial Advisors Corporation
4.	Morgan Stanley Smith Barney LLC	17.	First Allied Securities, Inc.
5.	Regulus Advisors, LLC	18.	Founders Financial Securities, LLC
6.	Kestra Investment Services, LLC	19.	Royal Alliance Associates, Inc.
7.	Cetera Investment Services LLC	20.	Northwestern Mutual Investment Services, Inc.
8.	Woodbury Financial Services, Inc.	21.	Ameriprise Financial Services, Inc.
9.	American Portfolios Financial Services, Inc.	22.	Cadaret, Grant & Co., Inc.
10.	PlanMember Securities Corporation	23.	IMA Wealth, Inc.
11.	Lockton Financial Advisors, LLC	24.	Huckin Financial Group, Inc.
12.	Securities America, Inc.	25.	Ameritas Investment Corp.
13.	NYLIFE Securities LLC		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Selection of Underlying Funds.   The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at Customer Service. An assignment or transfer of ownership may have tax consequences and you should consult with a tax and/or legal adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company to Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure.

Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Experts
Condensed Financial Information (Accumulation Unit Values)
Financial Statements of the Separate Account
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company

(This Page Intentionally Left Blank)

Please tear out, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to Customer Service; the address is shown on the prospectus cover.

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Voya Guaranteed Account

The Voya Guaranteed Account is a fixed interest option that may be available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn:

- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.
- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or Customer Service to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

- Market Value Adjustment (MVA) – as described in this appendix and in the Guaranteed Account prospectus;
- Tax penalties and/or tax withholding – see "**FEDERAL TAX CONSIDERATIONS**;"
- Early withdrawal charge – see "**FEES**;" or
- Maintenance fee – see "**FEES**."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge may be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "**PREMIUM BONUS OPTION – Forfeiture**" and "**WITHDRAWALS**" sections of the contract prospectus.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
- Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO/RRP (described in "**SYSTEMATIC DISTRIBUTION OPTIONS**"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "**RIGHT TO CANCEL**").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn proportionally from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at Customer Service by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO/RRP or SWO (see "**SYSTEMATIC DISTRIBUTION OPTIONS**"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of withdrawal or refund any taxes that were withheld.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter of the contract. Voya Financial Partners, LLC, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. From time to time Voya Financial Partners, LLC may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

Fixed Account

General Disclosure.
- The Fixed Account is an investment option that may be available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

Interest Rates.
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. .Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.
- Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "**FEES**."

Transfers. During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying Customer Service at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Description of Underlying Funds

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Voya MidCap Opportunities Portfolio (Class I)	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Columbia Small Cap Value II Portfolio (Class S)	

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a "fund of funds" structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. The funds offered in a "fund of funds" structure are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Balanced Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks total return.
Voya Government Money Market Portfolio* Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Variable Annuity Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017 are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83	$15.54
Value at end of period	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83
Number of accumulation units outstanding at end of period	0	0	0	268,252	331,229	372,580	466,333	560,283	736,761	939,281
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32	$14.49
Value at end of period	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32
Number of accumulation units outstanding at end of period	114,685	129,085	142,378	159,868	185,490	210,344	260,549	369,598	462,951	577,851
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81	$11.72
Value at end of period	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81
Number of accumulation units outstanding at end of period	134,974	139,052	146,735	185,829	247,317	318,045	407,118	512,491	669,257	804,002
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.55	$10.00	$10.48	$10.19						
Value at end of period	$11.98	$10.55	$10.00	$10.48						
Number of accumulation units outstanding at end of period	4,787	4,995	501	871						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02	$12.80
Value at end of period	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02
Number of accumulation units outstanding at end of period	471,903	514,659	580,857	687,139	759,685	794,549	932,905	1,343,089	2,035,983	2,988,799
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50	$10.52
Value at end of period	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50
Number of accumulation units outstanding at end of period	583,911	645,361	721,528	837,236	999,801	961,401	1,179,425	1,175,861	1,032,614	835,276
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26	$13.28
Value at end of period	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26
Number of accumulation units outstanding at end of period	398,269	469,916	527,689	608,656	753,580	871,265	1,067,228	1,379,248	1,564,084	1,516,955
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96	$15.40
Value at end of period	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96
Number of accumulation units outstanding at end of period	700,802	794,997	901,511	1,006,586	1,136,618	1,026,093	983,416	1,010,389	1,038,721	997,679
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01	$12.08	
Value at end of period	$20.81	$16.82	$16.84	$17.16	$18.41	$15.31	$13.02	$14.96	$14.01	
Number of accumulation units outstanding at end of period	73,747	81,245	96,944	115,454	41,546	62,069	88,025	95,193	114,512	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45	$9.51	$13.21
Value at end of period	$36.89	$28.70	$27.87	$26.45	$23.50	$18.12	$15.49	$15.26	$13.45	$9.51
Number of accumulation units outstanding at end of period	545,719	608,962	711,509	812,382	814,511	255,514	167,708	119,806	133,378	132,881
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10	$10.05			
Value at end of period	$19.16	$17.09	$15.19	$16.08	$14.80	$11.44	$10.10			
Number of accumulation units outstanding at end of period	33,874	47,592	56,818	36,067	59,703	41,685	13,967			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.47	$12.68	$12.74	$11.81	$9.87					
Value at end of period	$16.69	$13.47	$12.68	$12.74	$11.81					
Number of accumulation units outstanding at end of period	159,621	42,694	49,052	55,966	70,777					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53	$8.26	$13.38
Value at end of period	$30.03	$24.30	$22.93	$23.09	$21.47	$16.46	$14.59	$14.85	$11.53	$8.26
Number of accumulation units outstanding at end of period	38,305	40,397	48,416	52,752	75,105	86,329	108,521	108,203	120,545	116,506
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.00	$18.56	$18.80	$16.46	$12.72	$11.62	$12.26	$10.66	$8.64	$13.33
Value at end of period	$24.11	$20.00	$18.56	$18.80	$16.46	$12.72	$11.62	$12.26	$10.66	$8.64
Number of accumulation units outstanding at end of period	58,174	63,450	72,790	81,687	93,319	111,601	126,737	172,869	219,668	276,102
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08	$9.91			
Value at end of period	$12.70	$11.90	$11.48	$11.68	$11.14	$10.77	$10.08			
Number of accumulation units outstanding at end of period	96,004	96,039	96,849	112,782	92,136	38,864	6,477			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38	$9.22	
Value at end of period	$16.60	$14.36	$13.51	$13.92	$13.35	$11.36	$10.15	$10.37	$9.38	
Number of accumulation units outstanding at end of period	63,136	72,848	76,611	76,417	101,838	102,096	147,464	158,076	201,605	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64	$9.50	
Value at end of period	$16.31	$14.37	$13.58	$13.94	$13.31	$11.61	$10.51	$10.60	$9.64	
Number of accumulation units outstanding at end of period	35,999	57,896	62,632	65,259	92,291	111,738	125,950	180,398	288,918	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87	$9.75	
Value at end of period	$15.21	$13.73	$13.10	$13.44	$12.89	$11.83	$10.83	$10.71	$9.87	
Number of accumulation units outstanding at end of period	140,329	145,857	160,304	191,686	189,452	107,157	139,397	173,062	234,551	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76	$10.02	
Value at end of period	$32.96	$25.35	$24.01	$22.53	$20.11	$15.38	$13.56	$13.14	$11.76	
Number of accumulation units outstanding at end of period	159,229	174,089	199,787	217,506	247,102	294,414	332,065	388,905	478,662	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	$10.58	
Value at end of period	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	
Number of accumulation units outstanding at end of period	58,072	62,461	74,301	88,107	99,581	121,807	159,932	175,664	208,860	

CFI 2

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	$10.61	
Value at end of period	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	
Number of accumulation units outstanding at end of period	225,625	254,957	305,628	113,613	140,458	165,865	187,615	221,902	332,532	
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98	$9.22
Value at end of period	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98
Number of accumulation units outstanding at end of period	24,745	27,142	28,638	34,902	55,237	57,343	74,535	99,557	106,955	121,748
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02	$20.53
Value at end of period	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02
Number of accumulation units outstanding at end of period	107,187	112,498	129,030	157,352	194,448	223,720	260,349	314,243	371,326	400,462
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.08	$9.58	$10.00							
Value at end of period	$11.79	$10.08	$9.58							
Number of accumulation units outstanding at end of period	447	544	563							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19	$10.63
Value at end of period	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19
Number of accumulation units outstanding at end of period	12,215	11,094	12,812	16,309	20,725	18,712	19,840	25,020	33,266	45,908
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70	$10.04			
Value at end of period	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70			
Number of accumulation units outstanding at end of period	38,191	43,899	40,250	45,762	76,441	241,788	170,842			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55
Value at end of period	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30
Number of accumulation units outstanding at end of period	15,071	21,959	22,467	24,870	35,037	37,685	32,948	53,734	63,621	64,670
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82	$11.33
Value at end of period	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82
Number of accumulation units outstanding at end of period	1,895	3,059	6,092	7,559	6,955	11,221	13,455	24,828	54,870	38,658
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.28
Value at end of period	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72
Number of accumulation units outstanding at end of period	3,447	3,510	3,594	3,842	3,992	4,224	5,975	10,618	31,590	42,429
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14
Value at end of period	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81
Number of accumulation units outstanding at end of period	79,561	91,859	97,216	112,309	98,919	109,927	131,563	150,127	168,181	129,483
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48	$12.49
Value at end of period	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48
Number of accumulation units outstanding at end of period	529,273	652,632	734,052	864,973	650,353	745,413	886,984	1,051,196	1,309,701	1,577,267
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$12.96	$11.58	$13.88	$13.67						
Value at end of period	$18.35	$12.96	$11.58	$13.88						
Number of accumulation units outstanding at end of period	33,858	39,021	44,213	50,259						

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$12.92	$9.00	$11.36	$14.30	$14.02	$16.52	$22.80	$24.53	$23.46	$28.33
Value at end of period	$9.00	$11.36	$14.30	$14.02	$16.52	$22.80	$24.53	$23.46	$28.33	$32.51
Number of accumulation units outstanding at end of period	79,400	70,121	56,579	64,301	50,905	43,251	40,692	31,380	31,432	19,373
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.86	$8.78	$12.14	$13.96	$12.70	$15.31	$19.28	$19.54	$20.15	$20.01
Value at end of period	$8.78	$12.14	$13.96	$12.70	$15.31	$19.28	$19.54	$20.15	$20.01	$27.05
Number of accumulation units outstanding at end of period	1,090,401	957,210	830,843	703,200	594,918	529,679	458,001	408,023	367,850	346,333
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$9.94	$7.25	$12.00	$14.14	$13.91	$16.01	$17.81	$17.71	$16.73	$18.94
Value at end of period	$7.25	$12.00	$14.14	$13.91	$16.01	$17.81	$17.71	$16.73	$18.94	$20.14
Number of accumulation units outstanding at end of period	300,691	257,636	214,262	177,613	145,031	113,345	96,878	70,096	69,552	63,157
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$10.12	$9.64	$10.94	$13.24	$14.70	$15.33	$16.40
Value at end of period				$9.64	$10.94	$13.24	$14.70	$15.33	$16.40	$18.70
Number of accumulation units outstanding at end of period				12,020	75,088	116,907	131,773	129,126	136,615	134,594
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$8.01	$11.62	$14.79	$14.11	$16.23	$21.73	$24.07	$24.32	$25.88
Value at end of period	$8.01	$11.62	$14.79	$14.11	$16.23	$21.73	$24.07	$24.32	$25.88	$31.99
Number of accumulation units outstanding at end of period	824,868	731,147	648,916	569,118	494,968	449,859	360,407	309,321	280,296	253,256
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$7.20	$8.92	$10.15	$9.96	$11.57	$14.87	$15.82	$14.59	$17.17
Value at end of period	$7.20	$8.92	$10.15	$9.96	$11.57	$14.87	$15.82	$14.59	$17.17	$19.76
Number of accumulation units outstanding at end of period	65,794	49,928	31,792	81,847	26,380	38,281	30,899	28,614	23,903	19,516
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$9.87	$9.20	$10.83	$14.94	$16.08	$17.65	$17.75
Value at end of period				$9.20	$10.83	$14.94	$16.08	$17.65	$17.75	$23.48
Number of accumulation units outstanding at end of period				19,420	15,976	24,943	36,261	29,366	22,277	20,701
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$9.14	$12.45	$14.04	$12.19	$14.34	$16.23	$15.90	$15.60	$15.75
Value at end of period	$9.14	$12.45	$14.04	$12.19	$14.34	$16.23	$15.90	$15.60	$15.75	$19.95
Number of accumulation units outstanding at end of period	97,677	65,180	44,882	35,328	26,732	19,560	14,840	13,734	12,510	12,284
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.14	$6.26	$8.20	$8.84	$7.71	$9.07	$10.81	$10.00	$9.58	$9.66
Value at end of period	$6.26	$8.20	$8.84	$7.71	$9.07	$10.81	$10.00	$9.58	$9.66	$11.71
Number of accumulation units outstanding at end of period	541,950	472,634	383,082	244,559	208,213	172,192	127,557	114,214	99,036	86,227
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$6.76	$8.85	$9.45	$8.82	$10.64	$13.77	$13.26	$12.14	$13.34
Value at end of period	$6.76	$8.85	$9.45	$8.82	$10.64	$13.77	$13.26	$12.14	$13.34	$15.62
Number of accumulation units outstanding at end of period	10,164	8,986	9,999	11,291	14,629	22,092	16,673	13,280	13,203	10,689

Condensed Financial Information (continued)

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94	$11.26
Value at end of period	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94
Number of accumulation units outstanding at end of period	1,282	1,282	1,282	2,238	2,238	2,239	2,239	957	3,271	4,275
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47	$11.42
Value at end of period	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,005	15,899
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91	$10.84
Value at end of period	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91
Number of accumulation units outstanding at end of period	102	109	116	116	116	0	0	603	2,779	44,564
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32	$8.69
Value at end of period	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32
Number of accumulation units outstanding at end of period	1,927	1,936	1,943	3,043	3,045	3,313	3,335	1,873	28,833	43,500
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80	$9.42
Value at end of period	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	981	19,840	198,590
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27	$13.67
Value at end of period	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27
Number of accumulation units outstanding at end of period	325	335	344	395	291	0	0	0	18,196	65,938
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	$11.48	
Value at end of period	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,384	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18	$12.88
Value at end of period	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18
Number of accumulation units outstanding at end of period	68	68	68	69	69	0	0	0	7,048	12,253
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67	$12.55
Value at end of period	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,712	2,772
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$16.74	$17.13	$15.14	$11.81	$10.90	$11.61	$10.19	$8.34	$12.99
Value at end of period	$21.34	$17.87	$16.74	$17.13	$15.14	$11.81	$10.90	$11.61	$10.19	$8.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,593	8,422
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21	
Value at end of period	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,636	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV) (Funds were first received in this option during October 2009)										
Value at beginning of period	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75	
Value at end of period	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,822	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2009)										
Value at beginning of period	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	$10.02	
Value at end of period	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	206	4,836	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2009)										
Value at beginning of period	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	$10.95	
Value at end of period	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,535	6,808	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2009)										
Value at beginning of period	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	$10.63	
Value at end of period	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	787	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55	$8.65
Value at end of period	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,971
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34	$13.81
Value at end of period	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34
Number of accumulation units outstanding at end of period	77	77	77	78	78	78	78	78	3,614	12,111
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03	$10.46
Value at end of period	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	739	2,124
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35
Value at end of period	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11
Number of accumulation units outstanding at end of period	77	77	77	78	78	78	78	78	389	6,731
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65	$11.15
Value at end of period	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,241
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96
Value at end of period	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,275	1,462
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15	$12.17
Value at end of period	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,422	6,525
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69	$12.59
Value at end of period	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	108	2,397

CFI 6

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47	$14.47
Value at end of period	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47
Number of accumulation units outstanding at end of period	63	63	63	63	63	63	64	353	5,690	7,176
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22	$9.93
Value at end of period	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	314	3,925	13,504
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73	$13.87
Value at end of period	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	164	3,013	10,717
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02	$11.13
Value at end of period	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	510	510
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81
Value at end of period	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,283
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22	$10.14
Value at end of period	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22
Number of accumulation units outstanding at end of period	107	107	108	108	108	108	109	109	9,433	18,852
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58	$11.13
Value at end of period	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,230	3,868

CFI 7


VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


VOYA VARIABLE ANNUITY

Statement of Additional Information

Dated
May 1, 2018

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2018.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA".

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus).

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each fund, including its investment objective, policies, risks and fees and expenses, is contained in the fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. Voya Financial Partners, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2017, 2016 and 2015 amounted to $1,590,260.90, $1,646,608.99 and $1,961,863.45, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc., which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the Separate Account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017 are not reflected in the following information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83	$15.54
Value at end of period	$25.65	$22.94	$19.62	$20.63	$19.15	$15.09	$12.99	$12.99	$11.39	$8.83
Number of accumulation units outstanding at end of period	0	0	0	268,252	331,229	372,580	466,333	560,283	736,761	939,281
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32	$14.49
Value at end of period	$21.75	$19.14	$17.92	$18.44	$17.53	$15.16	$13.47	$13.78	$12.19	$10.32
Number of accumulation units outstanding at end of period	114,685	129,085	142,378	159,868	185,490	210,344	260,549	369,598	462,951	577,851
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81	$11.72
Value at end of period	$15.26	$14.05	$13.34	$14.08	$14.15	$14.88	$13.93	$13.56	$11.81	$9.81
Number of accumulation units outstanding at end of period	134,974	139,052	146,735	185,829	247,317	318,045	407,118	512,491	669,257	804,002
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.63	$9.19	$9.86							
Value at end of period	$11.78	$9.63	$9.19							
Number of accumulation units outstanding at end of period	20,867	23,561	29,849							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.55	$10.00	$10.48	$10.19						
Value at end of period	$11.98	$10.55	$10.00	$10.48						
Number of accumulation units outstanding at end of period	4,787	4,995	501	871						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02	$12.80
Value at end of period	$12.12	$12.16	$12.26	$12.37	$12.49	$12.61	$12.72	$12.84	$12.94	$13.02
Number of accumulation units outstanding at end of period	471,903	514,659	580,857	687,139	759,685	794,549	932,905	1,343,089	2,035,983	2,988,799
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50	$10.52
Value at end of period	$19.28	$16.18	$14.88	$15.24	$13.90	$10.74	$9.36	$9.48	$8.38	$6.50
Number of accumulation units outstanding at end of period	583,911	645,361	721,528	837,236	999,801	961,401	1,179,425	1,175,861	1,032,614	835,276
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26	$13.28
Value at end of period	$25.52	$20.67	$18.93	$18.95	$16.80	$12.76	$11.26	$11.37	$10.08	$8.26
Number of accumulation units outstanding at end of period	398,269	469,916	527,689	608,656	753,580	871,265	1,067,228	1,379,248	1,564,084	1,516,955
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96	$15.40
Value at end of period	$21.70	$20.85	$20.18	$20.25	$19.17	$19.38	$17.88	$16.79	$15.43	$13.96
Number of accumulation units outstanding at end of period	700,802	794,997	901,511	1,006,586	1,136,618	1,026,093	983,416	1,010,389	1,038,721	997,679

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period		$12.08	$14.01	$14.96	$13.02	$15.31	$18.41	$17.16	$16.84	$16.82
Value at end of period		$14.01	$14.96	$13.02	$15.31	$18.41	$17.16	$16.84	$16.82	$20.81
Number of accumulation units outstanding at end of period		114,512	95,193	88,025	62,069	41,546	115,454	96,944	81,245	73,747
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$9.51	$13.45	$15.26	$15.49	$18.12	$23.50	$26.45	$27.87	$28.70
Value at end of period	$9.51	$13.45	$15.26	$15.49	$18.12	$23.50	$26.45	$27.87	$28.70	$36.89
Number of accumulation units outstanding at end of period	132,881	133,378	119,806	167,708	255,514	814,511	812,382	711,509	608,962	545,719
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period				$10.05	$10.10	$11.44	$14.80	$16.08	$15.19	$17.09
Value at end of period				$10.10	$11.44	$14.80	$16.08	$15.19	$17.09	$19.16
Number of accumulation units outstanding at end of period				13,967	41,685	59,703	36,067	56,818	47,592	33,874
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period						$9.87	$11.81	$12.74	$12.68	$13.47
Value at end of period						$11.81	$12.74	$12.68	$13.47	$16.69
Number of accumulation units outstanding at end of period						70,777	55,966	49,052	42,694	159,621
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$13.38	$8.26	$11.53	$14.85	$14.59	$16.46	$21.47	$23.09	$22.93	$24.30
Value at end of period	$8.26	$11.53	$14.85	$14.59	$16.46	$21.47	$23.09	$22.93	$24.30	$30.03
Number of accumulation units outstanding at end of period	116,506	120,545	108,203	108,521	86,329	75,105	52,752	48,416	40,397	38,305
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.33	$8.64	$10.66	$12.26	$11.62	$12.72	$16.46	$18.80	$18.56	$20.00
Value at end of period	$8.64	$10.66	$12.26	$11.62	$12.72	$16.46	$18.80	$18.56	$20.00	$24.11
Number of accumulation units outstanding at end of period	276,102	219,668	172,869	126,737	111,601	93,319	81,687	72,790	63,450	58,174
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during June 2011)										
Value at beginning of period				$9.91	$10.08	$10.77	$11.14	$11.68	$11.48	$11.90
Value at end of period				$10.08	$10.77	$11.14	$11.68	$11.48	$11.90	$12.70
Number of accumulation units outstanding at end of period				6,477	38,864	92,136	112,782	96,849	96,039	96,004
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$9.22	$9.38	$10.37	$10.15	$11.36	$13.35	$13.92	$13.51	$14.36
Value at end of period		$9.38	$10.37	$10.15	$11.36	$13.35	$13.92	$13.51	$14.36	$16.60
Number of accumulation units outstanding at end of period		201,605	158,076	147,464	102,096	101,838	76,417	76,611	72,848	63,136
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$9.50	$9.64	$10.60	$10.51	$11.61	$13.31	$13.94	$13.58	$14.37
Value at end of period		$9.64	$10.60	$10.51	$11.61	$13.31	$13.94	$13.58	$14.37	$16.31
Number of accumulation units outstanding at end of period		288,918	180,398	125,950	111,738	92,291	65,259	62,632	57,896	35,999
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period		$9.75	$9.87	$10.71	$10.83	$11.83	$12.89	$13.44	$13.10	$13.73
Value at end of period		$9.87	$10.71	$10.83	$11.83	$12.89	$13.44	$13.10	$13.73	$15.21
Number of accumulation units outstanding at end of period		234,551	173,062	139,397	107,157	189,452	191,686	160,304	145,857	140,329
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period		$10.02	$11.76	$13.14	$13.56	$15.38	$20.11	$22.53	$24.01	$25.35
Value at end of period		$11.76	$13.14	$13.56	$15.38	$20.11	$22.53	$24.01	$25.35	$32.96
Number of accumulation units outstanding at end of period		478,662	388,905	332,065	294,414	247,102	217,506	199,787	174,089	159,229

CFI 2

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	$10.58	
Value at end of period	$32.99	$27.17	$24.72	$24.45	$21.86	$16.71	$14.60	$14.37	$12.93	
Number of accumulation units outstanding at end of period	58,072	62,461	74,301	88,107	99,581	121,807	159,932	175,664	208,860	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	$10.61	
Value at end of period	$28.52	$25.37	$22.15	$23.18	$20.81	$15.94	$13.84	$13.86	$12.56	
Number of accumulation units outstanding at end of period	225,625	254,957	305,628	113,613	140,458	165,865	187,615	221,902	332,532	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98	$9.22
Value at end of period	$21.17	$18.04	$16.11	$16.45	$15.76	$11.47	$10.08	$10.12	$7.74	$5.98
Number of accumulation units outstanding at end of period	24,745	27,142	28,638	34,902	55,237	57,343	74,535	99,557	106,955	121,748
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02	$20.53
Value at end of period	$46.00	$41.73	$33.84	$34.43	$32.63	$23.91	$21.08	$21.83	$17.72	$14.02
Number of accumulation units outstanding at end of period	107,187	112,498	129,030	157,352	194,448	223,720	260,349	314,243	371,326	400,462
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.08	$9.58	$10.00							
Value at end of period	$11.79	$10.08	$9.58							
Number of accumulation units outstanding at end of period	447	544	563							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19	$10.63
Value at end of period	$22.07	$17.38	$16.65	$17.71	$17.13	$12.46	$10.51	$10.38	$8.28	$6.19
Number of accumulation units outstanding at end of period	12,215	11,094	12,812	16,309	20,725	18,712	19,840	25,020	33,266	45,908
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70	$10.04			
Value at end of period	$10.40	$10.25	$9.98	$10.35	$10.19	$11.27	$10.70			
Number of accumulation units outstanding at end of period	38,191	43,899	40,250	45,762	76,441	241,788	170,842			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55
Value at end of period	$15.92	$14.55	$14.60	$14.99	$13.29	$12.94	$10.40	$11.08	$9.65	$7.30
Number of accumulation units outstanding at end of period	15,071	21,959	22,467	24,870	35,037	37,685	32,948	53,734	63,621	64,670
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82	$11.33
Value at end of period	$20.38	$16.93	$15.76	$15.45	$13.83	$10.36	$9.32	$9.87	$8.89	$6.82
Number of accumulation units outstanding at end of period	1,895	3,059	6,092	7,559	6,955	11,221	13,455	24,828	54,870	38,658
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72	$10.28
Value at end of period	$20.81	$18.94	$15.46	$16.08	$15.56	$11.22	$9.92	$10.29	$8.30	$6.72
Number of accumulation units outstanding at end of period	3,447	3,510	3,594	3,842	3,992	4,224	5,975	10,618	31,590	42,429
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14
Value at end of period	$17.75	$16.24	$14.17	$15.28	$14.69	$12.94	$11.60	$11.42	$10.21	$7.81
Number of accumulation units outstanding at end of period	79,561	91,859	97,216	112,309	98,919	109,927	131,563	150,127	168,181	129,483
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48	$12.49
Value at end of period	$22.81	$20.76	$18.18	$18.74	$17.37	$14.03	$12.56	$12.82	$11.52	$9.48
Number of accumulation units outstanding at end of period	529,273	652,632	734,052	864,973	650,353	745,413	886,984	1,051,196	1,309,701	1,577,267

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period							$13.67	$13.88	$11.58	$12.96
Value at end of period							$13.88	$11.58	$12.96	$18.35
Number of accumulation units outstanding at end of period							50,259	44,213	39,021	33,858
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$12.92	$9.00	$11.36	$14.30	$14.02	$16.52	$22.80	$24.53	$23.46	$28.33
Value at end of period	$9.00	$11.36	$14.30	$14.02	$16.52	$22.80	$24.53	$23.46	$28.33	$32.51
Number of accumulation units outstanding at end of period	79,400	70,121	56,579	64,301	50,905	43,251	40,692	31,380	31,432	19,373
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.86	$8.78	$12.14	$13.96	$12.70	$15.31	$19.28	$19.54	$20.15	$20.01
Value at end of period	$8.78	$12.14	$13.96	$12.70	$15.31	$19.28	$19.54	$20.15	$20.01	$27.05
Number of accumulation units outstanding at end of period	1,090,401	957,210	830,843	703,200	594,918	529,679	458,001	408,023	367,850	346,333
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$9.94	$7.25	$12.00	$14.14	$13.91	$16.01	$17.81	$17.71	$16.73	$18.94
Value at end of period	$7.25	$12.00	$14.14	$13.91	$16.01	$17.81	$17.71	$16.73	$18.94	$20.14
Number of accumulation units outstanding at end of period	300,691	257,636	214,262	177,613	145,031	113,345	96,878	70,096	69,552	63,157
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$10.12	$9.64	$10.94	$13.24	$14.70	$15.33	$16.40
Value at end of period				$9.64	$10.94	$13.24	$14.70	$15.33	$16.40	$18.70
Number of accumulation units outstanding at end of period				12,020	75,088	116,907	131,773	129,126	136,615	134,594
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$8.01	$11.62	$14.79	$14.11	$16.23	$21.73	$24.07	$24.32	$25.88
Value at end of period	$8.01	$11.62	$14.79	$14.11	$16.23	$21.73	$24.07	$24.32	$25.88	$31.99
Number of accumulation units outstanding at end of period	824,868	731,147	648,916	569,118	494,968	449,859	360,407	309,321	280,296	253,256
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$7.20	$8.92	$10.15	$9.96	$11.57	$14.87	$15.82	$14.59	$17.17
Value at end of period	$7.20	$8.92	$10.15	$9.96	$11.57	$14.87	$15.82	$14.59	$17.17	$19.76
Number of accumulation units outstanding at end of period	65,794	49,928	31,792	81,847	26,380	38,281	30,899	28,614	23,903	19,516
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period				$9.87	$9.20	$10.83	$14.94	$16.08	$17.65	$17.75
Value at end of period				$9.20	$10.83	$14.94	$16.08	$17.65	$17.75	$23.48
Number of accumulation units outstanding at end of period				19,420	15,976	24,943	36,261	29,366	22,277	20,701
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$9.14	$12.45	$14.04	$12.19	$14.34	$16.23	$15.90	$15.60	$15.75
Value at end of period	$9.14	$12.45	$14.04	$12.19	$14.34	$16.23	$15.90	$15.60	$15.75	$19.95
Number of accumulation units outstanding at end of period	97,677	65,180	44,882	35,328	26,732	19,560	14,840	13,734	12,510	12,284
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.14	$6.26	$8.20	$8.84	$7.71	$9.07	$10.81	$10.00	$9.58	$9.66
Value at end of period	$6.26	$8.20	$8.84	$7.71	$9.07	$10.81	$10.00	$9.58	$9.66	$11.71
Number of accumulation units outstanding at end of period	541,950	472,634	383,082	244,559	208,213	172,192	127,557	114,214	99,036	86,227
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$6.76	$8.85	$9.45	$8.82	$10.64	$13.77	$13.26	$12.14	$13.34
Value at end of period	$6.76	$8.85	$9.45	$8.82	$10.64	$13.77	$13.26	$12.14	$13.34	$15.62
Number of accumulation units outstanding at end of period	10,164	8,986	9,999	11,291	14,629	22,092	16,673	13,280	13,203	10,689

Condensed Financial Information (continued)

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.69	$18.61	$19.62	$18.28	$14.44	$12.47	$12.50	$11.00	$8.55	$15.10
Value at end of period	$24.18	$21.69	$18.61	$19.62	$18.28	$14.44	$12.47	$12.50	$11.00	$8.55
Number of accumulation units outstanding at end of period	0	0	0	449,745	511,281	583,799	725,732	853,271	978,626	1,181,565
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$17.00	$17.54	$16.72	$14.51	$12.93	$13.27	$11.77	$10.00	$14.09
Value at end of period	$20.51	$18.10	$17.00	$17.54	$16.72	$14.51	$12.93	$13.27	$11.77	$10.00
Number of accumulation units outstanding at end of period	90,522	106,806	126,575	146,962	175,678	212,718	263,165	322,200	403,318	484,220
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.56	$12.92	$13.67	$13.78	$14.54	$13.65	$13.33	$11.65	$9.70	$11.63
Value at end of period	$14.69	$13.56	$12.92	$13.67	$13.78	$14.54	$13.65	$13.33	$11.65	$9.70
Number of accumulation units outstanding at end of period	315,571	280,016	305,451	344,344	398,926	459,826	527,821	645,726	730,572	877,000
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.58	$9.17	$9.86							
Value at end of period	$11.68	$9.58	$9.17							
Number of accumulation units outstanding at end of period	25,878	25,067	28,952							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.46	$9.94	$10.45	$10.19						
Value at end of period	$11.84	$10.46	$9.94	$10.45						
Number of accumulation units outstanding at end of period	2,531	15,500	3,406	4,393						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.50	$11.63	$11.77	$11.92	$12.07	$12.22	$12.37	$12.49	$12.61	$12.44
Value at end of period	$11.43	$11.50	$11.63	$11.77	$11.92	$12.07	$12.22	$12.37	$12.49	$12.61
Number of accumulation units outstanding at end of period	550,473	712,513	782,801	819,484	930,436	1,173,203	1,468,022	1,898,932	2,595,401	3,116,885
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.30	$14.11	$14.50	$13.26	$10.28	$8.99	$9.13	$8.10	$6.30	$10.22
Value at end of period	$18.18	$15.30	$14.11	$14.50	$13.26	$10.28	$8.99	$9.13	$8.10	$6.30
Number of accumulation units outstanding at end of period	629,095	711,898	829,013	923,800	1,116,415	1,011,632	1,181,266	1,156,166	967,785	545,596
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.55	$17.95	$18.03	$16.03	$12.21	$10.81	$10.95	$9.73	$8.00	$12.90
Value at end of period	$24.06	$19.55	$17.95	$18.03	$16.03	$12.21	$10.81	$10.95	$9.73	$8.00
Number of accumulation units outstanding at end of period	528,094	532,281	565,494	603,518	703,790	937,960	1,100,174	1,262,708	1,446,039	1,173,295
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.72	$19.14	$19.27	$18.29	$18.54	$17.17	$16.17	$14.90	$13.53	$14.97
Value at end of period	$20.46	$19.72	$19.14	$19.27	$18.29	$18.54	$17.17	$16.17	$14.90	$13.53
Number of accumulation units outstanding at end of period	830,380	984,509	1,091,968	1,229,902	1,350,169	1,387,546	1,265,156	1,214,589	1,115,646	1,064,004
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.43	$16.50	$16.86	$18.15	$15.14	$12.91	$14.89	$13.98	$11.77	
Value at end of period	$20.27	$16.43	$16.50	$16.86	$18.15	$15.14	$12.91	$14.89	$13.98	
Number of accumulation units outstanding at end of period	121,291	142,561	159,228	179,295	48,236	54,999	65,951	84,622	101,064	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.70	$26.98	$25.68	$22.89	$17.70	$15.18	$15.00	$13.26	$9.40	$13.11
Value at end of period	$35.49	$27.70	$26.98	$25.68	$22.89	$17.70	$15.18	$15.00	$13.26	$9.40
Number of accumulation units outstanding at end of period	655,923	725,701	908,772	1,022,765	980,649	372,581	250,129	141,271	160,854	178,915
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.78	$14.96	$15.89	$14.67	$11.37	$10.07	$10.05			
Value at end of period	$18.77	$16.78	$14.96	$15.89	$14.67	$11.37	$10.07			
Number of accumulation units outstanding at end of period	39,789	51,130	61,632	26,246	37,480	22,110	15,521			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.32	$12.57	$12.67	$11.78	$9.87					
Value at end of period	$16.45	$13.32	$12.57	$12.67	$11.78					
Number of accumulation units outstanding at end of period	166,369	36,730	44,100	47,965	56,202					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$21.93	$22.15	$20.66	$15.89	$14.13	$14.42	$11.23	$8.07	$13.12
Value at end of period	$28.55	$23.17	$21.93	$22.15	$20.66	$15.89	$14.13	$14.42	$11.23	$8.07
Number of accumulation units outstanding at end of period	41,619	55,314	48,524	51,029	64,002	80,555	89,506	94,156	85,586	121,642
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.30	$17.96	$18.26	$16.03	$12.43	$11.39	$12.05	$10.51	$8.55	$13.22
Value at end of period	$23.21	$19.30	$17.96	$18.26	$16.03	$12.43	$11.39	$12.05	$10.51	$8.55
Number of accumulation units outstanding at end of period	100,361	109,360	131,537	153,270	184,005	212,874	252,372	285,980	352,635	419,246
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$11.70	$11.32	$11.55	$11.05	$10.72	$10.06	$9.73			
Value at end of period	$12.45	$11.70	$11.32	$11.55	$11.05	$10.72	$10.06			
Number of accumulation units outstanding at end of period	9,428	17,372	46,642	62,230	106,075	55,399	15,911			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.05	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38	$9.22	
Value at end of period	$16.19	$14.05	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38	
Number of accumulation units outstanding at end of period	59,348	108,103	111,735	120,244	162,958	167,792	173,888	229,144	212,629	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.06	$13.33	$13.72	$13.14	$11.50	$10.44	$10.56	$9.63	$9.50	
Value at end of period	$15.91	$14.06	$13.33	$13.72	$13.14	$11.50	$10.44	$10.56	$9.63	
Number of accumulation units outstanding at end of period	51,745	53,685	72,281	101,528	133,667	173,438	258,645	299,651	349,777	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.43	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86	$9.75	
Value at end of period	$14.83	$13.43	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86	
Number of accumulation units outstanding at end of period	70,774	76,948	100,639	117,983	158,320	187,763	233,433	282,461	396,344	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.78	$23.55	$22.16	$19.84	$15.22	$13.46	$13.08	$11.74	$10.02	
Value at end of period	$32.12	$24.78	$23.55	$22.16	$19.84	$15.22	$13.46	$13.08	$11.74	
Number of accumulation units outstanding at end of period	159,761	176,916	203,057	233,654	275,513	336,018	388,116	453,732	518,847	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.54	$24.22	$24.03	$21.55	$16.53	$14.48	$14.30	$12.90	$10.97	
Value at end of period	$32.13	$26.54	$24.22	$24.03	$21.55	$16.53	$14.48	$14.30	$12.90	
Number of accumulation units outstanding at end of period	90,898	128,460	133,108	142,546	138,593	155,117	208,037	259,173	319,623	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.79	$21.70	$22.78	$20.52	$15.76	$13.73	$13.79	$12.53	$10.65	
Value at end of period	$27.77	$24.79	$21.70	$22.78	$20.52	$15.76	$13.73	$13.79	$12.53	
Number of accumulation units outstanding at end of period	316,516	347,418	428,581	106,323	133,992	165,797	198,421	259,241	340,110	
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$15.41	$15.78	$15.17	$11.07	$9.75	$9.83	$7.53	$5.84	$9.04
Value at end of period	$20.13	$17.21	$15.41	$15.78	$15.17	$11.07	$9.75	$9.83	$7.53	$5.84
Number of accumulation units outstanding at end of period	51,344	56,670	55,101	61,856	72,198	86,964	96,541	102,961	87,766	104,013
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.46	$32.09	$32.76	$31.14	$22.89	$20.24	$21.02	$17.11	$13.58	$19.95
Value at end of period	$43.36	$39.46	$32.09	$32.76	$31.14	$22.89	$20.24	$21.02	$17.11	$13.58
Number of accumulation units outstanding at end of period	88,986	97,361	113,760	128,404	144,977	172,146	210,059	274,077	311,928	357,244
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03	$9.57	$10.00							
Value at end of period	$11.71	$10.03	$9.57							
Number of accumulation units outstanding at end of period	5,419	1,078	1,121							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.82	$16.17	$17.25	$16.74	$12.21	$10.33	$10.23	$8.19	$6.14	$10.58
Value at end of period	$21.30	$16.82	$16.17	$17.25	$16.74	$12.21	$10.33	$10.23	$8.19	$6.14
Number of accumulation units outstanding at end of period	27,025	29,554	40,504	43,483	41,206	37,536	39,833	36,666	36,955	32,127
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.07	$9.84	$10.24	$10.11	$11.21	$10.68	$10.08			
Value at end of period	$10.19	$10.07	$9.84	$10.24	$10.11	$11.21	$10.68			
Number of accumulation units outstanding at end of period	51,559	63,418	61,498	70,337	76,220	83,885	40,079			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.08	$14.17	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48
Value at end of period	$15.37	$14.08	$14.17	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24
Number of accumulation units outstanding at end of period	19,197	18,568	20,611	28,376	36,432	33,575	32,602	36,542	34,960	27,093
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.39	$15.31	$15.05	$13.51	$10.15	$9.16	$9.73	$8.79	$6.77	$11.27
Value at end of period	$19.67	$16.39	$15.31	$15.05	$13.51	$10.15	$9.16	$9.73	$8.79	$6.77
Number of accumulation units outstanding at end of period	16,588	21,690	23,218	26,697	31,570	43,811	48,291	75,470	61,406	53,798
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.34	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23
Value at end of period	$20.09	$18.34	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66
Number of accumulation units outstanding at end of period	3,821	3,855	9,057	9,164	9,563	11,016	12,486	17,066	22,632	32,316
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.72	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09
Value at end of period	$17.13	$15.72	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74
Number of accumulation units outstanding at end of period	65,043	83,952	109,983	125,856	172,256	159,005	140,723	138,963	173,292	177,286
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.04	$17.60	$18.20	$16.91	$13.71	$12.31	$12.60	$11.36	$9.38	$12.39
Value at end of period	$21.94	$20.04	$17.60	$18.20	$16.91	$13.71	$12.31	$12.60	$11.36	$9.38
Number of accumulation units outstanding at end of period	694,720	790,245	935,251	1,085,108	724,319	811,023	975,223	1,179,641	1,456,310	1,750,546
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$12.54	$11.25	$13.52	$13.35						
Value at end of period	$17.71	$12.54	$11.25	$13.52						
Number of accumulation units outstanding at end of period	46,687	46,207	46,281	57,603						

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.34	$22.71	$23.82	$22.21	$16.14	$13.74	$14.06	$11.20	$8.90	$12.82
Value at end of period	$31.28	$27.34	$22.71	$23.82	$22.21	$16.14	$13.74	$14.06	$11.20	$8.90
Number of accumulation units outstanding at end of period	27,919	29,414	32,199	41,486	41,897	42,763	65,710	69,829	80,748	87,644
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.31	$19.51	$18.97	$18.78	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73
Value at end of period	$26.02	$19.51	$19.51	$18.97	$18.78	$14.96	$12.45	$13.72	$11.97	$8.68
Number of accumulation units outstanding at end of period	288,561	341,960	390,092	426,495	512,075	608,619	723,858	827,569	930,294	1,047,042
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.46	$16.36	$17.37	$17.52	$15.80	$13.77	$14.04	$11.95	$7.24	$9.94
Value at end of period	$19.57	$18.46	$16.36	$17.37	$17.52	$15.80	$13.77	$14.04	$11.95	$7.24
Number of accumulation units outstanding at end of period	162,826	179,505	204,923	234,609	263,703	300,946	327,218	365,168	388,308	422,502
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.12	$15.11	$14.54	$13.13	$10.88	$9.62	$10.01			
Value at end of period	$18.32	$16.12	$15.11	$14.54	$13.13	$10.88	$9.62			
Number of accumulation units outstanding at end of period	84,162	102,068	84,468	56,494	42,273	33,752	2,649			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.98	$23.55	$23.37	$21.17	$15.86	$13.83	$14.54	$11.46	$7.92	$14.12
Value at end of period	$30.79	$24.98	$23.55	$23.37	$21.17	$15.86	$13.83	$14.54	$11.46	$7.92
Number of accumulation units outstanding at end of period	184,704	210,471	253,230	284,673	338,106	409,621	487,416	551,655	636,044	710,684
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.62	$14.17	$15.41	$14.52	$11.34	$9.79	$10.01	$8.82	$7.14	$11.25
Value at end of period	$19.08	$16.62	$14.17	$15.41	$14.52	$11.34	$9.79	$10.01	$8.82	$7.14
Number of accumulation units outstanding at end of period	43,665	51,827	50,839	55,557	60,335	50,212	60,559	98,124	100,785	89,803
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.44	$17.40	$15.90	$14.82	$10.77	$9.18	$9.87			
Value at end of period	$23.01	$17.44	$17.40	$15.90	$14.82	$10.77	$9.18			
Number of accumulation units outstanding at end of period	14,848	25,935	29,977	28,090	25,152	20,592	14,737			
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.20	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04	$18.12
Value at end of period	$19.19	$15.20	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04
Number of accumulation units outstanding at end of period	22,573	27,949	30,604	34,212	38,777	47,184	68,016	82,387	91,954	131,110
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.41	$9.35	$9.80	$10.63	$8.95	$7.62	$8.77	$8.16	$6.25	$10.14
Value at end of period	$11.37	$9.41	$9.35	$9.80	$10.63	$8.95	$7.62	$8.77	$8.16	$6.25
Number of accumulation units outstanding at end of period	230,376	231,407	300,899	332,623	336,036	412,107	451,593	520,351	549,593	638,393
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.91	$11.79	$12.92	$13.45	$10.43	$8.67	$9.32	$8.75	$6.70	$11.25
Value at end of period	$15.07	$12.91	$11.79	$12.92	$13.45	$10.43	$8.67	$9.32	$8.75	$6.70
Number of accumulation units outstanding at end of period	12,692	12,791	12,943	13,860	13,716	15,906	18,154	18,364	19,974	20,252

Condensed Financial Information (continued)

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.09	$18.12	$19.14	$17.85	$14.13	$12.22	$12.27	$10.81	$8.42	$14.89
Value at end of period	$23.48	$21.09	$18.12	$19.14	$17.85	$14.13	$12.22	$12.27	$10.81	$8.42
Number of accumulation units outstanding at end of period	0	0	0	123,430	145,665	165,247	210,936	255,691	296,023	325,453
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.60	$16.55	$17.11	$16.34	$14.19	$12.67	$13.02	$11.57	$9.84	$13.88
Value at end of period	$19.91	$17.60	$16.55	$17.11	$16.34	$14.19	$12.67	$13.02	$11.57	$9.84
Number of accumulation units outstanding at end of period	44,776	57,901	82,926	90,512	97,879	104,850	123,111	155,580	173,959	228,510
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.32	$12.71	$13.47	$13.60	$14.37	$13.51	$13.21	$11.56	$9.65	$11.58
Value at end of period	$14.40	$13.32	$12.71	$13.47	$13.60	$14.37	$13.51	$13.21	$11.56	$9.65
Number of accumulation units outstanding at end of period	96,261	102,335	111,020	151,065	163,173	194,353	225,090	269,914	289,141	312,909
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.55	$9.16	$9.86							
Value at end of period	$11.63	$9.55	$9.16							
Number of accumulation units outstanding at end of period	8,541	10,129	17,158							
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.41	$9.92	$10.44	$10.19						
Value at end of period	$11.77	$10.41	$9.92	$10.44						
Number of accumulation units outstanding at end of period	2,081	4,442	4,441	4,446						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.18	$11.32	$11.48	$11.64	$11.80	$11.97	$12.14	$12.28	$12.41	$12.26
Value at end of period	$11.09	$11.18	$11.32	$11.48	$11.64	$11.80	$11.97	$12.14	$12.28	$12.41
Number of accumulation units outstanding at end of period	235,566	288,145	284,385	306,066	341,929	481,789	538,533	727,178	1,122,091	1,570,348
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.87	$13.74	$14.14	$12.95	$10.05	$8.81	$8.96	$7.96	$6.20	$10.08
Value at end of period	$17.65	$14.87	$13.74	$14.14	$12.95	$10.05	$8.81	$8.96	$7.96	$6.20
Number of accumulation units outstanding at end of period	266,264	303,154	342,248	421,889	507,710	480,047	537,929	404,305	434,521	289,631
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.01	$17.48	$17.58	$15.66	$11.95	$10.59	$10.75	$9.56	$7.87	$12.72
Value at end of period	$23.36	$19.01	$17.48	$17.58	$15.66	$11.95	$10.59	$10.75	$9.56	$7.87
Number of accumulation units outstanding at end of period	131,667	142,957	169,260	189,443	281,243	367,761	427,334	504,735	577,336	578,161
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.17	$18.64	$18.79	$17.87	$18.14	$16.82	$15.86	$14.65	$13.31	$14.75
Value at end of period	$19.86	$19.17	$18.64	$18.79	$17.87	$18.14	$16.82	$15.86	$14.65	$13.31
Number of accumulation units outstanding at end of period	592,304	636,420	654,964	760,010	807,049	777,505	494,818	459,375	467,821	400,492
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$16.24	$16.33	$16.71	$18.02	$15.05	$12.86	$14.85	$13.96	$12.86	
Value at end of period	$20.00	$16.24	$16.33	$16.71	$18.02	$15.05	$12.86	$14.85	$13.96	
Number of accumulation units outstanding at end of period	81,554	88,949	99,393	114,238	34,195	33,287	35,199	40,101	45,563	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.21	$26.55	$25.31	$22.59	$17.50	$15.03	$14.87	$13.16	$9.35	$13.05
Value at end of period	$34.81	$27.21	$26.55	$25.31	$22.59	$17.50	$15.03	$14.87	$13.16	$9.35
Number of accumulation units outstanding at end of period	311,707	350,597	407,144	473,745	442,057	199,802	100,534	74,510	76,750	83,157
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05	$10.05			
Value at end of period	$18.57	$16.63	$14.85	$15.80	$14.60	$11.33	$10.05			
Number of accumulation units outstanding at end of period	24,439	24,917	29,607	14,913	26,349	18,603	12,448			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.24	$12.52	$12.63	$11.77	$9.87					
Value at end of period	$16.33	$13.24	$12.52	$12.63	$11.77					
Number of accumulation units outstanding at end of period	87,652	6,322	6,276	8,169	8,881					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$22.62	$21.44	$21.69	$20.27	$15.61	$13.90	$14.21	$11.09	$7.97	$12.98
Value at end of period	$27.83	$22.62	$21.44	$21.69	$20.27	$15.61	$13.90	$14.21	$11.09	$7.97
Number of accumulation units outstanding at end of period	12,727	14,846	12,701	12,848	19,635	26,783	30,560	35,875	39,788	48,963
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.96	$17.67	$17.99	$15.82	$12.28	$11.27	$11.94	$10.43	$8.50	$13.17
Value at end of period	$22.76	$18.96	$17.67	$17.99	$15.82	$12.28	$11.27	$11.94	$10.43	$8.50
Number of accumulation units outstanding at end of period	76,101	84,087	93,393	108,101	131,161	138,321	155,617	168,451	174,370	194,517
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$11.60	$11.23	$11.49	$11.00	$10.69	$10.05	$9.83			
Value at end of period	$12.32	$11.60	$11.23	$11.49	$11.00	$10.69	$10.05			
Number of accumulation units outstanding at end of period	47,923	39,828	32,022	36,911	38,051	27,097	7,541			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.90	$13.13	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22	
Value at end of period	$15.99	$13.90	$13.13	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	
Number of accumulation units outstanding at end of period	76,264	93,417	103,895	115,487	115,552	122,542	129,504	148,607	161,335	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49	
Value at end of period	$15.71	$13.91	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	
Number of accumulation units outstanding at end of period	90,685	93,876	96,896	88,391	88,829	102,972	123,873	130,596	136,409	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.29	$12.74	$13.12	$12.65	$11.66	$10.72	$10.65	$9.86	$9.75	
Value at end of period	$14.65	$13.29	$12.74	$13.12	$12.65	$11.66	$10.72	$10.65	$9.86	
Number of accumulation units outstanding at end of period	32,634	34,141	42,232	54,174	90,339	118,018	217,751	216,594	183,783	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.50	$23.32	$21.98	$19.71	$15.14	$13.41	$13.05	$11.74	$10.02	
Value at end of period	$31.71	$24.50	$23.32	$21.98	$19.71	$15.14	$13.41	$13.05	$11.74	
Number of accumulation units outstanding at end of period	70,492	85,599	90,963	98,467	128,406	142,320	152,406	163,455	183,721	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.23	$23.98	$23.82	$21.40	$16.43	$14.42	$14.26	$12.89	$10.97	
Value at end of period	$31.70	$26.23	$23.98	$23.82	$21.40	$16.43	$14.42	$14.26	$12.89	
Number of accumulation units outstanding at end of period	45,234	52,577	59,901	67,426	78,913	84,168	92,711	104,358	116,951	

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.50	$21.48	$22.58	$20.37	$15.67	$13.67	$13.75	$12.52	$10.64	
Value at end of period	$27.41	$24.50	$21.48	$22.58	$20.37	$15.67	$13.67	$13.75	$12.52	
Number of accumulation units outstanding at end of period	111,413	124,987	132,285	50,458	59,593	73,852	69,240	82,045	106,473	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.80	$15.06	$15.45	$14.88	$10.88	$9.60	$9.68	$7.44	$5.77	$8.95
Value at end of period	$19.62	$16.80	$15.06	$15.45	$14.88	$10.88	$9.60	$9.68	$7.44	$5.77
Number of accumulation units outstanding at end of period	25,972	28,876	23,022	24,235	26,055	29,701	32,964	44,284	50,334	47,905
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$38.36	$31.25	$31.95	$30.41	$22.39	$19.83	$20.62	$16.82	$13.37	$19.67
Value at end of period	$42.10	$38.36	$31.25	$31.95	$30.41	$22.39	$19.83	$20.62	$16.82	$13.37
Number of accumulation units outstanding at end of period	22,526	26,572	28,574	35,152	39,451	50,065	58,578	67,588	73,187	82,714
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.01	$9.56	$9.99							
Value at end of period	$11.66	$10.01	$9.56							
Number of accumulation units outstanding at end of period	6,098	6,104	6,111							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.55	$15.94	$17.02	$16.54	$12.08	$10.24	$10.16	$8.15	$6.11	$10.55
Value at end of period	$20.92	$16.55	$15.94	$17.02	$16.54	$12.08	$10.24	$10.16	$8.15	$6.11
Number of accumulation units outstanding at end of period	8,204	7,239	8,546	9,242	17,084	12,078	12,690	15,814	13,115	15,119
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.99	$9.77	$10.18	$10.07	$11.18	$10.66	$10.03			
Value at end of period	$10.09	$9.99	$9.77	$10.18	$10.07	$11.18	$10.66			
Number of accumulation units outstanding at end of period	19,844	20,625	26,943	33,162	45,217	46,191	20,241			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.86	$13.97	$14.41	$12.83	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45
Value at end of period	$15.10	$13.86	$13.97	$14.41	$12.83	$12.55	$10.13	$10.85	$9.49	$7.21
Number of accumulation units outstanding at end of period	8,784	9,581	11,029	13,973	14,792	17,508	17,970	13,867	11,939	11,943
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.12	$15.08	$14.85	$13.35	$10.05	$9.08	$9.66	$8.74	$6.74	$11.24
Value at end of period	$19.33	$16.12	$15.08	$14.85	$13.35	$10.05	$9.08	$9.66	$8.74	$6.74
Number of accumulation units outstanding at end of period	23,797	25,079	27,732	36,313	42,127	43,205	46,791	39,526	32,120	31,403
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21
Value at end of period	$19.73	$18.04	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63
Number of accumulation units outstanding at end of period	976	1,107	1,367	3,063	4,678	4,980	6,478	6,946	16,283	20,158
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.47	$13.56	$14.69	$14.19	$12.55	$11.30	$11.18	$10.04	$7.71	$11.06
Value at end of period	$16.83	$15.47	$13.56	$14.69	$14.19	$12.55	$11.30	$11.18	$10.04	$7.71
Number of accumulation units outstanding at end of period	77,574	80,545	81,721	89,095	92,434	86,249	96,278	90,855	92,866	83,210
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.68	$17.32	$17.93	$16.69	$13.55	$12.18	$12.49	$11.28	$9.32	$12.34
Value at end of period	$21.52	$19.68	$17.32	$17.93	$16.69	$13.55	$12.18	$12.49	$11.28	$9.32
Number of accumulation units outstanding at end of period	350,621	388,648	443,385	491,126	297,156	320,411	352,055	413,205	486,863	562,571
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$12.34	$11.08	$13.35	$13.19						
Value at end of period	$17.40	$12.34	$11.08	$13.35						
Number of accumulation units outstanding at end of period	19,041	18,612	22,080	22,704						

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.86	$22.34	$23.47	$21.92	$15.95	$13.60	$13.94	$11.12	$8.85	$12.76
Value at end of period	$30.69	$26.86	$22.34	$23.47	$21.92	$15.95	$13.60	$13.94	$11.12	$8.85
Number of accumulation units outstanding at end of period	18,457	17,787	15,477	19,587	21,092	22,270	25,770	20,072	21,963	26,914
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.97	$19.19	$18.69	$18.53	$14.78	$12.32	$13.60	$11.88	$8.64	$14.67
Value at end of period	$25.53	$18.97	$19.19	$18.69	$18.53	$14.78	$12.32	$13.60	$11.88	$8.64
Number of accumulation units outstanding at end of period	145,953	160,225	178,365	194,938	214,559	225,473	246,608	261,515	287,307	326,327
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.23	$16.17	$17.20	$17.38	$15.69	$13.70	$13.99	$11.92	$7.24	$9.94
Value at end of period	$19.29	$18.23	$16.17	$17.20	$17.38	$15.69	$13.70	$13.99	$11.92	$7.24
Number of accumulation units outstanding at end of period	61,368	69,876	82,766	87,945	92,962	105,430	104,965	116,687	117,949	114,557
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.98	$15.00	$14.46	$13.08	$10.85	$9.61	$8.85			
Value at end of period	$18.14	$15.98	$15.00	$14.46	$13.08	$10.85	$9.61			
Number of accumulation units outstanding at end of period	34,745	37,722	29,674	30,746	23,138	10,125	3,428			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.54	$23.17	$23.03	$20.89	$15.67	$13.69	$14.41	$11.38	$7.88	$14.06
Value at end of period	$30.20	$24.54	$23.17	$23.03	$20.89	$15.67	$13.69	$14.41	$11.38	$7.88
Number of accumulation units outstanding at end of period	107,913	121,207	138,630	156,298	177,079	199,448	219,249	237,418	259,729	289,589
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.35	$13.96	$15.21	$14.36	$11.22	$9.71	$9.94	$8.77	$7.11	$11.22
Value at end of period	$18.74	$16.35	$13.96	$15.21	$14.36	$11.22	$9.71	$9.94	$8.77	$7.11
Number of accumulation units outstanding at end of period	25,782	27,482	26,633	30,360	34,035	32,777	44,522	27,363	28,253	30,564
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$17.29	$17.28	$15.81	$14.76	$10.75	$9.17	$8.69			
Value at end of period	$22.78	$17.29	$17.28	$15.81	$14.76	$10.75	$9.17			
Number of accumulation units outstanding at end of period	10,365	9,496	5,321	4,509	1,256	2,055	595			
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05
Value at end of period	$18.83	$14.93	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99
Number of accumulation units outstanding at end of period	5,110	5,312	5,575	7,452	9,873	10,986	12,961	19,311	26,141	25,014
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.29	$9.25	$9.70	$10.53	$8.88	$7.58	$8.73	$8.13	$6.24	$10.14
Value at end of period	$11.20	$9.29	$9.25	$9.70	$10.53	$8.88	$7.58	$8.73	$8.13	$6.24
Number of accumulation units outstanding at end of period	64,445	74,456	89,890	98,738	104,366	128,682	125,645	153,899	147,113	174,554
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.70	$11.62	$12.75	$13.30	$10.32	$8.60	$9.25	$8.71	$6.67	$11.22
Value at end of period	$14.81	$12.70	$11.62	$12.75	$13.30	$10.32	$8.60	$9.25	$8.71	$6.67
Number of accumulation units outstanding at end of period	2,158	2,330	2,920	4,358	5,538	2,641	4,622	6,633	8,493	9,759

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.69	$13.82	$14.29	$13.65	$11.87	$10.60	$10.90	$9.69	$8.25	$11.64
Value at end of period	$16.61	$14.69	$13.82	$14.29	$13.65	$11.87	$10.60	$10.90	$9.69	$8.25
Number of accumulation units outstanding at end of period	1,185	1,789	1,884	1,918	1,950	3,413	4,606	5,140	18,338	31,084
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.24	$12.64	$13.40	$13.54	$14.31	$13.46	$13.17	$11.54	$9.63	$11.56
Value at end of period	$14.31	$13.24	$12.64	$13.40	$13.54	$14.31	$13.46	$13.17	$11.54	$9.63
Number of accumulation units outstanding at end of period	3,438	4,028	4,612	5,266	5,866	7,193	9,705	10,473	48,283	154,605
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.17	$10.30	$10.45	$10.60	$10.76	$10.91	$11.07	$11.21	$11.34	$11.20
Value at end of period	$10.08	$10.17	$10.30	$10.45	$10.60	$10.76	$10.91	$11.07	$11.21	$11.34
Number of accumulation units outstanding at end of period	0	0	0	133	133	133	4,371	14,213	311,641	646,486
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$13.20	$12.20	$12.56	$11.51	$8.94	$7.84	$7.97	$7.09	$5.52	$8.99
Value at end of period	$15.66	$13.20	$12.20	$12.56	$11.51	$8.94	$7.84	$7.97	$7.09	$5.52
Number of accumulation units outstanding at end of period	0	0	0	2,585	2,682	2,848	2,861	2,877	385,110	510,836
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.50	$13.34	$13.42	$11.96	$9.13	$8.10	$8.22	$7.32	$6.03	$9.74
Value at end of period	$17.81	$14.50	$13.34	$13.42	$11.96	$9.13	$8.10	$8.22	$7.32	$6.03
Number of accumulation units outstanding at end of period	2,702	3,329	3,747	8,552	9,048	9,313	9,884	19,808	295,837	915,081
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.28	$17.78	$17.93	$17.06	$17.33	$16.08	$15.17	$14.01	$12.74	$14.13
Value at end of period	$18.92	$18.28	$17.78	$17.93	$17.06	$17.33	$16.08	$15.17	$14.01	$12.74
Number of accumulation units outstanding at end of period	6,417	7,459	8,382	12,288	13,167	10,501	15,258	37,970	260,532	368,611
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$16.18	$16.28	$16.67	$17.98	$15.02	$12.84	$14.83	$13.96	$12.86	
Value at end of period	$19.91	$16.18	$16.28	$16.67	$17.98	$15.02	$12.84	$14.83	$13.96	
Number of accumulation units outstanding at end of period	77	121	126	126	126	126	126	126	10,016	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.05	$26.40	$25.18	$22.49	$17.43	$14.97	$15.03	$13.13	$9.33	$13.04
Value at end of period	$34.59	$27.05	$26.40	$25.18	$22.49	$17.43	$14.97	$14.83	$13.13	$9.33
Number of accumulation units outstanding at end of period	0	0	0	419	538	1,093	694	0	5,875	11,705
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.22	$12.50	$12.62	$11.76	$9.87					
Value at end of period	$16.29	$13.22	$12.50	$12.62	$11.76					
Number of accumulation units outstanding at end of period	0	0	0	629	629					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$22.45	$21.28	$21.54	$20.14	$15.52	$13.82	$14.14	$11.04	$7.94	$12.94
Value at end of period	$27.60	$22.45	$21.28	$21.54	$20.14	$15.52	$13.82	$14.14	$11.04	$7.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13	166	8,308	25,073
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$17.58	$17.90	$15.75	$12.23	$11.23	$11.91	$10.41	$8.49	$13.15
Value at end of period	$22.62	$18.85	$17.58	$17.90	$15.75	$12.23	$11.23	$11.91	$10.41	$8.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,243	4,048

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.56	$11.21	$11.62							
Value at end of period	$12.28	$11.56	$11.21							
Number of accumulation units outstanding at end of period	102	102	102							
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.85	$13.09	$13.56	$13.06	$11.17	$10.03	$10.31	$9.37	$9.22	
Value at end of period	$15.92	$13.85	$13.09	$13.56	$13.06	$11.17	$10.03	$10.31	$9.37	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	495	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.86	$13.16	$13.57	$13.03	$11.43	$10.39	$10.53	$9.63	$9.49	
Value at end of period	$15.64	$13.86	$13.16	$13.57	$13.03	$11.43	$10.39	$10.53	$9.63	
Number of accumulation units outstanding at end of period	113	113	114	0	0	0	0	0	17,284	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75	
Value at end of period	$14.59	$13.24	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	68,534	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.41	$23.24	$21.92	$19.66	$15.12	$13.40	$13.04	$11.73	$10.02	
Value at end of period	$31.58	$24.41	$23.24	$21.92	$19.66	$15.12	$13.40	$13.04	$11.73	
Number of accumulation units outstanding at end of period	104	163	170	1,390	1,383	1,406	1,473	2,443	12,638	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.13	$23.90	$23.75	$21.34	$16.40	$14.40	$14.25	$12.89	$10.97	
Value at end of period	$31.56	$26.13	$23.90	$23.75	$21.34	$16.40	$14.40	$14.25	$12.89	
Number of accumulation units outstanding at end of period	0	0	0	0	0	27	80	331	15,094	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.40	$21.41	$22.51	$20.32	$15.64	$13.65	$13.74	$12.52	$10.64	
Value at end of period	$27.29	$24.40	$21.41	$22.51	$20.32	$15.64	$13.65	$13.74	$12.52	
Number of accumulation units outstanding at end of period	679	788	894	859	955	955	2,360	2,445	12,294	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$16.67	$14.95	$15.35	$14.78	$10.81	$9.55	$9.63	$7.40	$5.75	$8.92
Value at end of period	$19.46	$16.67	$14.95	$15.35	$14.78	$10.81	$9.55	$9.63	$7.40	$5.75
Number of accumulation units outstanding at end of period	0	0	0	0	833	1,489	1,525	1,736	10,713	19,559
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.72	$22.59	$23.10	$22.00	$16.21	$14.36	$14.94	$12.19	$9.70	$14.27
Value at end of period	$30.40	$27.72	$22.59	$23.10	$22.00	$16.21	$14.36	$14.94	$12.19	$9.70
Number of accumulation units outstanding at end of period	140	219	228	1,383	1,383	1,736	1,750	1,911	11,733	38,508
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.46	$15.86	$16.94	$16.48	$12.04	$10.21	$10.14	$8.13	$6.10	$10.54
Value at end of period	$20.80	$16.46	$15.86	$16.94	$16.48	$12.04	$10.21	$10.14	$8.13	$6.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,514	1,513	1,114	1,660
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.78	$13.90	$14.35	$12.78	$12.51	$10.10	$10.82	$9.47	$7.20	$12.44
Value at end of period	$15.01	$13.78	$13.90	$14.35	$12.78	$12.51	$10.10	$10.82	$9.47	$7.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	882	1,939

CFI 14

Condensed Financial Information (continued)

VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.03	$15.01	$14.79	$13.30	$10.02	$9.05	$9.64	$8.73	$6.73	$11.23
Value at end of period	$19.21	$16.03	$15.01	$14.79	$13.30	$10.02	$9.05	$9.64	$8.73	$6.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,043	1,085	3,469	16,438

VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$17.94	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.62	$10.20
Value at end of period	$19.62	$17.94	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	330	2,142

VY® FRANKLIN INCOME PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$15.38	$13.49	$14.63	$14.13	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05
Value at end of period	$16.73	$15.38	$13.49	$14.63	$14.13	$12.51	$11.27	$11.16	$10.02	$7.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	862	18,899

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$19.57	$17.22	$17.84	$16.62	$13.49	$12.14	$12.45	$11.25	$9.31	$12.32
Value at end of period	$21.39	$19.57	$17.22	$17.84	$16.62	$13.49	$12.14	$12.45	$11.25	$9.31
Number of accumulation units outstanding at end of period	4,951	5,687	6,433	7,304	0	6,677	7,398	7,655	22,794	63,450

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$26.70	$22.22	$23.35	$21.82	$15.89	$13.55	$13.90	$11.10	$8.84	$12.75
Value at end of period	$30.49	$26.70	$22.22	$23.35	$21.82	$15.89	$13.55	$13.90	$11.10	$8.84
Number of accumulation units outstanding at end of period	0	0	0	0	138	138	139	372	1,862	5,309

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$18.85	$19.09	$18.60	$18.45	$14.73	$12.28	$13.56	$11.86	$8.62	$14.65
Value at end of period	$25.36	$18.85	$19.09	$18.60	$18.45	$14.73	$12.28	$13.56	$11.86	$8.62
Number of accumulation units outstanding at end of period	0	0	0	1,944	1,978	2,224	3,193	3,412	20,321	43,549

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$18.15	$16.11	$17.14	$17.33	$15.66	$13.67	$13.97	$11.91	$7.24	$9.94
Value at end of period	$19.20	$18.15	$16.11	$17.14	$17.33	$15.66	$13.67	$13.97	$11.91	$7.24
Number of accumulation units outstanding at end of period	1,010	1,185	1,358	1,549	1,724	1,723	3,232	3,542	24,273	39,465

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2012)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$15.94	$14.97	$14.43	$13.06	$10.84	$10.45				
Value at end of period	$18.08	$15.94	$14.97	$14.43	$13.06	$10.84				
Number of accumulation units outstanding at end of period	1,324	1,403	1,501	1,664	1,833	2,017				

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$24.39	$23.04	$22.92	$20.80	$15.61	$13.64	$14.37	$11.35	$7.86	$14.04
Value at end of period	$30.00	$24.39	$23.04	$22.92	$20.80	$15.61	$13.64	$14.37	$11.35	$7.86
Number of accumulation units outstanding at end of period	0	0	0	604	604	604	604	754	8,213	19,245

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$16.26	$13.89	$15.14	$14.30	$11.18	$9.68	$9.91	$8.75	$7.10	$11.21
Value at end of period	$18.63	$16.26	$13.89	$15.14	$14.30	$11.18	$9.68	$9.91	$8.75	$7.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,691	4,691	875	25,099

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$14.84	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03
Value at end of period	$18.71	$14.84	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97
Number of accumulation units outstanding at end of period	0	0	0	998	999	1,000	1,001	1,160	9,594	10,114

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$9.24	$9.21	$9.67	$10.50	$8.86	$7.56	$8.72	$8.13	$6.24	$10.14
Value at end of period	$11.15	$9.24	$9.21	$9.67	$10.50	$8.86	$7.56	$8.72	$8.13	$6.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	433	0	249	32,283	49,751

Condensed Financial Information (continued)

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)	**2017**	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
Value at beginning of period	$12.63	$11.56	$12.69	$13.24	$10.29	$8.57	$9.23	$8.69	$6.66	$11.21
Value at end of period	$14.72	$12.63	$11.56	$12.69	$13.24	$10.29	$8.57	$9.23	$8.69	$6.66
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,575	7,281

TABLE V
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.75%
(Selected data for accumulation units outstanding throughout each period)

	2017	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.98	$13.19	$13.68	$13.11	$11.43	$10.24	$10.56	$9.42	$8.04	$11.38
Value at end of period	$15.75	$13.98	$13.19	$13.68	$13.11	$11.43	$10.24	$10.56	$9.42	$8.04
Number of accumulation units outstanding at end of period	0	0	977	2,699	2,943	3,039	3,150	3,267	7,554	15,712
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.78	$12.23	$13.01	$13.19	$13.98	$13.19	$12.95	$11.37	$9.52	$11.47
Value at end of period	$13.77	$12.78	$12.23	$13.01	$13.19	$13.98	$13.19	$12.95	$11.37	$9.52
Number of accumulation units outstanding at end of period	0	0	0	2,515	2,758	4,256	5,207	11,423	41,876	86,527
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.68	$9.83	$10.01	$10.18	$10.36	$10.54	$10.73	$10.89	$11.05	$10.96
Value at end of period	$9.57	$9.68	$9.83	$10.01	$10.18	$10.36	$10.54	$10.73	$10.89	$11.05
Number of accumulation units outstanding at end of period	1,465	1,707	3,086	7,511	7,591	18,146	17,129	52,039	287,994	927,619
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.56	$11.65	$12.03	$11.06	$8.61	$7.57	$7.73	$6.89	$5.38	$8.79
Value at end of period	$14.85	$12.56	$11.65	$12.03	$11.06	$8.61	$7.57	$7.73	$6.89	$5.38
Number of accumulation units outstanding at end of period	1,813	2,158	2,157	12,445	12,646	12,988	13,682	13,060	274,979	472,254
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.79	$12.73	$12.85	$11.49	$8.79	$7.82	$7.97	$7.12	$5.88	$9.53
Value at end of period	$16.89	$13.79	$12.73	$12.85	$11.49	$8.79	$7.82	$7.97	$7.12	$5.88
Number of accumulation units outstanding at end of period	0	760	760	8,069	8,180	10,651	14,024	14,181	223,225	889,355
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.39	$16.97	$17.17	$16.38	$16.69	$15.53	$14.70	$13.62	$12.43	$13.82
Value at end of period	$17.95	$17.39	$16.97	$17.17	$16.38	$16.69	$15.53	$14.70	$13.62	$12.43
Number of accumulation units outstanding at end of period	0	51	51	7,012	12,830	10,795	6,954	55,772	425,599	439,899
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.80	$15.95	$16.38	$17.72	$14.85	$12.73	$14.76	$13.93	$12.85	
Value at end of period	$19.39	$15.80	$15.95	$16.38	$17.72	$14.85	$12.73	$14.76	$13.93	
Number of accumulation units outstanding at end of period	974	975	974	1,372	975	974	975	974	3,353	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.10	$25.55	$24.45	$21.90	$17.02	$14.67	$14.57	$12.94	$9.23	$12.93
Value at end of period	$33.28	$26.10	$25.55	$24.45	$21.90	$17.02	$14.67	$14.57	$12.94	$9.23
Number of accumulation units outstanding at end of period	0	0	1,045	2,743	2,941	477	38	38	1,462	4,286
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$16.28	$14.59	$15.40							
Value at end of period	$18.12	$16.28	$14.59							
Number of accumulation units outstanding at end of period	0	0	1,154							

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.06	$12.39	$12.55	$11.74	$9.87					
Value at end of period	$16.06	$13.06	$12.39	$12.55	$11.74					
Number of accumulation units outstanding at end of period	387	387	387	387	387					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$21.40	$20.35	$20.66	$19.37	$14.97	$13.38	$13.73	$10.75	$7.76	$12.68
Value at end of period	$26.23	$21.40	$20.35	$20.66	$19.37	$14.97	$13.38	$13.73	$10.75	$7.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	8,077	21,353
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.19	$17.02	$17.38	$15.34	$11.95	$11.01	$11.71	$10.26	$8.39	$13.04
Value at end of period	$21.76	$18.19	$17.02	$17.38	$15.34	$11.95	$11.01	$11.71	$10.26	$8.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,105	2,104	2,104	6,900	36,418
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21	
Value at end of period	$15.53	$13.55	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	22,203	
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49	
Value at end of period	$15.26	$13.56	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,111	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75	
Value at end of period	$14.23	$12.95	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	28,339	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.86	$22.79	$21.55	$19.40	$14.96	$13.30	$12.99	$11.72	$10.02	
Value at end of period	$30.77	$23.86	$22.79	$21.55	$19.40	$14.96	$13.30	$12.99	$11.72	
Number of accumulation units outstanding at end of period	799	799	799	1,915	1,914	2,830	4,342	5,534	11,983	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.52	$23.41	$23.34	$21.04	$16.22	$14.28	$14.17	$12.86	$10.96	
Value at end of period	$30.74	$25.52	$23.41	$23.34	$21.04	$16.22	$14.28	$14.17	$12.86	
Number of accumulation units outstanding at end of period	0	0	760	1,252	1,318	1,391	2,114	2,237	5,087	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.83	$20.98	$22.12	$20.03	$15.46	$13.54	$13.67	$12.49	$10.63	
Value at end of period	$26.57	$23.83	$20.98	$22.12	$20.03	$15.46	$13.54	$13.67	$12.49	
Number of accumulation units outstanding at end of period	468	468	468	1,004	1,046	13,806	14,140	15,107	19,974	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.89	$14.30	$14.72	$14.22	$10.43	$9.24	$9.35	$7.21	$5.61	$8.74
Value at end of period	$18.49	$15.89	$14.30	$14.72	$14.22	$10.43	$9.24	$9.35	$7.21	$5.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	8,522	22,060
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$26.37	$21.56	$22.12	$21.13	$15.61	$13.88	$14.48	$11.85	$9.46	$13.96
Value at end of period	$28.84	$26.37	$21.56	$22.12	$21.13	$15.61	$13.88	$14.48	$11.85	$9.46
Number of accumulation units outstanding at end of period	0	0	1,144	1,885	2,046	2,157	2,613	2,751	11,721	31,449

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.49	$6.05	$8.04	$9.99	$10.04	$11.80	$16.10	$16.50	$15.40	$15.94
Value at end of period	$6.05	$8.04	$9.99	$10.04	$11.80	$16.10	$16.50	$15.40	$15.94	$20.07
Number of accumulation units outstanding at end of period	3,946	1,788	456	0	0	0	0	0	0	0
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$7.14	$9.36	$10.67	$9.93	$12.26	$12.49	$13.97	$13.49	$13.34
Value at end of period	$7.14	$9.36	$10.67	$9.93	$12.26	$12.49	$13.97	$13.49	$13.34	$14.49
Number of accumulation units outstanding at end of period	12,029	4,859	0	0	0	0	0	0	0	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.18	$6.67	$8.63	$9.50	$8.90	$9.82	$12.99	$14.40	$14.57	$15.52
Value at end of period	$6.67	$8.63	$9.50	$8.90	$9.82	$12.99	$14.40	$14.57	$15.52	$18.54
Number of accumulation units outstanding at end of period	18,646	12,183	0	0	0	0	0	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.15	$6.57	$8.05	$9.91	$9.48	$10.63	$14.62	$14.99	$14.29	$17.37
Value at end of period	$6.57	$8.05	$9.91	$9.48	$10.63	$14.62	$14.99	$14.29	$17.37	$18.93
Number of accumulation units outstanding at end of period	7,413	1,657	0	0	0	0	0	0	0	0
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.99	$7.64	$9.91	$11.00	$11.08	$12.26	$13.81	$14.25	$13.10	$14.89
Value at end of period	$7.64	$9.91	$11.00	$11.08	$12.26	$13.81	$14.25	$13.10	$14.89	$16.14
Number of accumulation units outstanding at end of period	39,316	17,535	1,115	714	669	607	552	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.22	$9.20	$11.09	$12.24	$11.89	$13.18	$16.18	$17.32	$16.67	$18.88
Value at end of period	$9.20	$11.09	$12.24	$11.89	$13.18	$16.18	$17.32	$16.67	$18.88	$20.57
Number of accumulation units outstanding at end of period	67,483	22,225	7,548	6,091	5,297	3,094	6,337	932	0	0
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$12.64	$8.74	$10.94	$13.66	$13.28	$15.52	$21.25	$22.67	$21.51	$25.77
Value at end of period	$8.74	$10.94	$13.66	$13.28	$15.52	$21.25	$22.67	$21.51	$25.77	$29.33
Number of accumulation units outstanding at end of period	13,579	3,009	1,278	959	584	27	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.53	$8.52	$11.69	$13.33	$12.03	$14.38	$17.96	$18.06	$18.48	$18.19
Value at end of period	$8.52	$11.69	$13.33	$12.03	$14.38	$17.96	$18.06	$18.48	$18.19	$24.40
Number of accumulation units outstanding at end of period	57,847	15,168	2,124	1,875	1,875	942	872	0	0	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$9.93	$7.23	$11.86	$13.87	$13.53	$15.45	$17.05	$16.81	$15.75	$17.69
Value at end of period	$7.23	$11.86	$13.87	$13.53	$15.45	$17.05	$16.81	$15.75	$17.69	$18.66
Number of accumulation units outstanding at end of period	32,835	12,784	7,597	1,914	750	750	750	0	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.92	$7.78	$11.19	$14.13	$13.36	$15.25	$20.25	$22.25	$22.30	$23.54
Value at end of period	$7.78	$11.19	$14.13	$13.36	$15.25	$20.25	$22.25	$22.30	$23.54	$28.86
Number of accumulation units outstanding at end of period	18,725	7,900	1,279	937	937	34	0	0	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.15	$7.05	$8.65	$9.77	$9.52	$10.96	$13.97	$14.75	$13.49	$15.74
Value at end of period	$7.05	$8.65	$9.77	$9.52	$10.96	$13.97	$14.75	$13.49	$15.74	$17.98
Number of accumulation units outstanding at end of period	7,476	3,892	873	0	0	0	0	0	0	0
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.88	$8.87	$11.99	$13.40	$11.55	$13.47	$15.13	$14.70	$14.31	$14.33
Value at end of period	$8.87	$11.99	$13.40	$11.55	$13.47	$15.13	$14.70	$14.31	$14.33	$18.00
Number of accumulation units outstanding at end of period	11,044	4,415	0	0	0	0	0	0	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$10.14	$6.23	$8.09	$8.65	$7.48	$8.74	$10.32	$9.47	$9.00	$9.00
Value at end of period	$6.23	$8.09	$8.65	$7.48	$8.74	$10.32	$9.47	$9.00	$9.00	$10.82
Number of accumulation units outstanding at end of period	30,347	17,757	4,808	4,593	4,988	4,214	4,060	1,798	0	0

Condensed Financial Information (continued)

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.23	$11.23	$12.36	$12.94	$10.08	$8.43	$9.10	$8.59	$6.61	$11.15
Value at end of period	$14.21	$12.23	$11.23	$12.36	$12.94	$10.08	$8.43	$9.10	$8.59	$6.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,818	14,307

TABLE VI
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.90%
(Selected data for accumulation units outstanding throughout each period)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94	$11.26
Value at end of period	$15.35	$13.63	$12.89	$13.39	$12.85	$11.22	$10.07	$10.40	$9.29	$7.94
Number of accumulation units outstanding at end of period	1,282	1,282	1,282	2,238	2,238	2,239	2,239	957	3,271	4,275
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47	$11.42
Value at end of period	$13.50	$12.55	$12.03	$12.82	$13.01	$13.82	$13.06	$12.83	$11.29	$9.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,005	15,899
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91	$10.84
Value at end of period	$9.32	$9.44	$9.61	$9.79	$9.98	$10.17	$10.36	$10.56	$10.74	$10.91
Number of accumulation units outstanding at end of period	102	109	116	116	116	0	0	603	2,779	44,564
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32	$8.69
Value at end of period	$14.47	$12.25	$11.38	$11.77	$10.83	$8.45	$7.44	$7.61	$6.79	$5.32
Number of accumulation units outstanding at end of period	1,927	1,936	1,943	3,043	3,045	3,313	3,335	1,873	28,833	43,500
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80	$9.42
Value at end of period	$16.45	$13.46	$12.44	$12.57	$11.26	$8.63	$7.69	$7.84	$7.02	$5.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	981	19,840	198,590
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27	$13.67
Value at end of period	$17.49	$16.97	$16.58	$16.80	$16.05	$16.38	$15.27	$14.47	$13.43	$12.27
Number of accumulation units outstanding at end of period	325	335	344	395	291	0	0	0	18,196	65,938
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	$11.48	
Value at end of period	$19.13	$15.62	$15.79	$16.23	$17.59	$14.77	$12.68	$14.72	$13.91	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,384	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18	$12.88
Value at end of period	$32.64	$25.64	$25.14	$24.09	$21.61	$16.82	$14.52	$14.45	$12.85	$9.18
Number of accumulation units outstanding at end of period	68	68	68	69	69	0	0	0	7,048	12,253
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67	$12.55
Value at end of period	$25.57	$20.89	$19.90	$20.24	$19.00	$14.71	$13.16	$13.52	$10.61	$7.67
Number of accumulation units outstanding at end of period	0	0	0	0	69	0	0	0	1,712	2,772

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$16.74	$17.13	$15.14	$11.81	$10.90	$11.61	$10.19	$8.34	$12.99
Value at end of period	$21.34	$17.87	$16.74	$17.13	$15.14	$11.81	$10.90	$11.61	$10.19	$8.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,593	8,422
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	$9.21	
Value at end of period	$15.33	$13.40	$12.73	$13.24	$12.82	$11.01	$9.93	$10.25	$9.36	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,636	
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	$9.75	
Value at end of period	$14.05	$12.81	$12.34	$12.78	$12.38	$11.47	$10.61	$10.58	$9.85	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,822	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	$10.02	
Value at end of period	$30.38	$23.59	$22.56	$21.38	$19.27	$14.88	$13.25	$12.96	$11.71	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	206	4,836	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	$10.95	
Value at end of period	$30.33	$25.22	$23.17	$23.14	$20.89	$16.12	$14.22	$14.14	$12.84	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,535	6,808	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	$10.63	
Value at end of period	$26.22	$23.55	$20.76	$21.93	$19.89	$15.37	$13.48	$13.63	$12.47	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	787	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55	$8.65
Value at end of period	$18.03	$15.51	$13.98	$14.42	$13.95	$10.25	$9.09	$9.22	$7.11	$5.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,971
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34	$13.81
Value at end of period	$28.09	$25.73	$21.07	$21.64	$20.71	$15.32	$13.64	$14.26	$11.69	$9.34
Number of accumulation units outstanding at end of period	77	77	77	78	78	78	78	78	3,614	12,111
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03	$10.46
Value at end of period	$19.72	$15.68	$15.17	$16.29	$15.91	$11.68	$9.95	$9.92	$8.00	$6.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	739	2,124
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35
Value at end of period	$14.23	$13.13	$13.30	$13.79	$12.34	$12.13	$9.84	$10.60	$9.31	$7.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	389	6,731
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65	$11.15
Value at end of period	$18.21	$15.27	$14.36	$14.21	$12.84	$9.72	$8.82	$9.43	$8.58	$6.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,241
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96
Value at end of period	$15.86	$14.65	$12.91	$14.06	$13.65	$12.13	$10.98	$10.92	$9.85	$7.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,275	1,462

Condensed Financial Information (continued)

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15	$12.17
Value at end of period	$20.18	$18.55	$16.40	$17.07	$15.97	$13.03	$11.77	$12.13	$11.01	$9.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,422	6,525
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69	$12.59
Value at end of period	$28.77	$25.31	$21.16	$22.34	$20.97	$15.34	$13.14	$13.54	$10.86	$8.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	108	2,397
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47	$14.47
Value at end of period	$23.93	$17.87	$18.18	$17.79	$17.73	$14.22	$11.91	$13.21	$11.60	$8.47
Number of accumulation units outstanding at end of period	63	63	63	63	63	63	64	353	5,690	7,176
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22	$9.93
Value at end of period	$18.40	$17.47	$15.58	$16.65	$16.91	$15.35	$13.46	$13.82	$11.84	$7.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	314	3,925	13,504
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73	$13.87
Value at end of period	$28.31	$23.12	$21.94	$21.92	$19.98	$15.07	$13.23	$14.00	$11.11	$7.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	164	3,013	10,717
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02	$11.13
Value at end of period	$17.66	$15.49	$13.29	$14.55	$13.81	$10.85	$9.43	$9.70	$8.60	$7.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	510	510
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82	$17.81
Value at end of period	$17.65	$14.07	$14.08	$14.49	$14.93	$13.31	$11.43	$13.29	$11.91	$8.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,283
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22	$10.14
Value at end of period	$10.66	$8.88	$8.89	$9.38	$10.23	$8.67	$7.44	$8.61	$8.07	$6.22
Number of accumulation units outstanding at end of period	107	107	108	108	108	108	109	109	9,433	18,852
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58	$11.13
Value at end of period	$13.96	$12.03	$11.06	$12.20	$12.79	$9.98	$8.36	$9.03	$8.54	$6.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,230	3,868

CFI 21

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2017

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity Company and Contract Owners of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations for the year then ended, and the statements of changes in net assets for the two years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company at December 31, 2017, the results of its operations for the year then ended and the changes in net assets for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and



significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 2001.
April 6, 2018

Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Calvert VP SRI Balanced Portfolio	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Federated Fund for U.S. Government Securities II - Primary Shares		
Federated Government Money Fund II - Service Shares		
Federated High Income Bond Fund II - Primary Shares		
Federated Kaufmann Fund II - Primary Shares		
Federated Managed Tail Risk Fund II - Primary Shares		
Federated Managed Volatility Fund II		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Small Cap Value VIP Fund - Class 2		
Growth Fund - Class 2		
Growth-Income Fund - Class 2		
International Fund - Class 2		
Invesco V.I. American Franchise Fund - Series I Shares		
Invesco V.I. Core Equity Fund - Series I Shares		
Janus Henderson Balanced Portfolio - Institutional Shares		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		
Oppenheimer Discovery Mid Cap Growth Fund/VA		
Oppenheimer Global Fund/VA		
Oppenheimer Main Street Fund®/VA		
Oppenheimer Main Street Small Cap Fund®/VA		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer High Yield VCT Portfolio - Class I		
Voya Balanced Portfolio - Class I		
Voya Emerging Markets Index Portfolio - Class I		
Voya Euro STOXX 50® Index Portfolio - Class I		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Global Equity Portfolio - Class I		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Global Equity Portfolio - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Global Perspectives® Portfolio - Class A		
Voya Global Perspectives® Portfolio - Class I		
Voya Government Money Market Portfolio - Class I		
Voya Government Money Market Portfolio - Class S		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya High Yield Portfolio - Service Class		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class I		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		
Voya Retirement Conservative Portfolio - Adviser Class		
Voya Retirement Growth Portfolio - Adviser Class		
Voya Retirement Moderate Growth Portfolio - Adviser Class		
Voya Retirement Moderate Portfolio - Adviser Class		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Service Class		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Solution Income Portfolio - Service Class Voya Solution Moderately Aggressive Portfolio - Service Class Voya Strategic Allocation Conservative Portfolio - Class I Voya Strategic Allocation Growth Portfolio - Class I Voya Strategic Allocation Moderate Portfolio - Class I Voya U.S. Bond Index Portfolio - Class I Voya U.S. Stock Index Portfolio - Service Class VY® American Century Small-Mid Cap Value Portfolio - Service Class VY® Baron Growth Portfolio - Service Class VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class VY® BlackRock Inflation Protected Bond Portfolio - Service Class VY® Clarion Global Real Estate Portfolio - Institutional Class VY® Clarion Global Real Estate Portfolio - Service Class VY® Clarion Real Estate Portfolio - Service Class VY® Columbia Contrarian Core Portfolio - Service Class VY® Columbia Small Cap Value II Portfolio - Service Class VY® Franklin Income Portfolio - Service Class VY® Invesco Comstock Portfolio - Service Class VY® Invesco Equity and Income Portfolio - Initial Class VY® Invesco Growth and Income Portfolio - Service Class VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class VY® JPMorgan Emerging Markets Equity Portfolio - Service Class VY® JPMorgan Mid Cap Value Portfolio - Service Class VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class VY® JPMorgan Small Cap Core Equity Portfolio - Service Class VY® Oppenheimer Global Portfolio - Initial Class VY® Pioneer High Yield Portfolio - Initial Class VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class VY® T. Rowe Price Equity Income Portfolio - Service Class VY® T. Rowe Price Growth Equity Portfolio - Initial Class VY® T. Rowe Price International Stock Portfolio - Service Class VY® Templeton Foreign Equity Portfolio - Initial Class VY® Templeton Global Growth Portfolio - Service Class Wanger International Wanger Select Wanger USA	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 647	$ 1,461	$ 713	$ 295	$ 203
Total assets	647	1,461	713	295	203
Net assets	$ 647	$ 1,461	$ 713	$ 295	$ 203
Net assets					
Accumulation units	$ 584	$ 1,202	$ 713	$ 295	$ 203
Contracts in payout (annuitization)	63	259	—	—	—
Total net assets	$ 647	$ 1,461	$ 713	$ 295	$ 203
Total number of mutual fund shares	10,278	39,785	9,221	5,932	9,376
Cost of mutual fund shares	$ 655	$ 1,263	$ 674	$ 280	$ 186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Total assets	1,519	156	484	1,806	1,118
Net assets	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Net assets					
Accumulation units	$ 1,519	$ 156	$ 478	$ 1,774	$ 1,118
Contracts in payout (annuitization)	—	—	6	32	—
Total net assets	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Total number of mutual fund shares	681,033	14,550	484,346	264,842	58,328
Cost of mutual fund shares	$ 1,413	$ 159	$ 484	$ 1,765	$ 1,001

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,855	$ 1,566	$ 9,804	$ 14,072	$ 158
Total assets	1,855	1,566	9,804	14,072	158
Net assets	$ 1,855	$ 1,566	$ 9,804	$ 14,072	$ 158
Net assets					
Accumulation units	$ 1,822	$ 1,542	$ 9,804	$ 14,072	$ —
Contracts in payout (annuitization)	33	24	—	—	158
Total net assets	$ 1,855	$ 1,566	$ 9,804	$ 14,072	$ 158
Total number of mutual fund shares	353,265	145,033	410,397	190,038	29,046
Cost of mutual fund shares	$ 2,032	$ 1,394	$ 8,812	$ 10,726	$ 163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 3,436	$ 36,495	$ 20,011	$ 410	$ 2,097
Total assets	3,436	36,495	20,011	410	2,097
Net assets	$ 3,436	$ 36,495	$ 20,011	$ 410	$ 2,097
Net assets					
Accumulation units	$ 3,436	$ 36,495	$ 20,011	$ 410	$ 2,097
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,436	$ 36,495	$ 20,011	$ 410	$ 2,097
Total number of mutual fund shares	150,244	961,922	73,794	32,016	105,924
Cost of mutual fund shares	$ 3,016	$ 28,819	$ 10,419	$ 398	$ 1,910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares		Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		Oppenheimer Discovery Mid Cap Growth Fund/VA		Oppenheimer Global Fund/VA		Oppenheimer Main Street Fund®/VA	
Assets										
Investments in mutual funds										
at fair value	$	10	$	1,720	$	179	$	6	$	313
Total assets		10		1,720		179		6		313
Net assets	$	10	$	1,720	$	179	$	6	$	313
Net assets										
Accumulation units	$	10	$	1,720	$	—	$	6	$	—
Contracts in payout (annuitization)		—		—		179		—		313
Total net assets	$	10	$	1,720	$	179	$	6	$	313
Total number of mutual fund shares		290		70,175		2,127		128		9,704
Cost of mutual fund shares	$	8	$	1,511	$	159	$	5	$	229

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Total assets	993	2,115	795	56,439	83,897
Net assets	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Net assets					
Accumulation units	$ 993	$ 2,115	$ 795	$ 35,702	$ 76,436
Contracts in payout (annuitization)	—	—	—	20,737	7,461
Total net assets	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Total number of mutual fund shares	38,497	170,325	83,424	3,381,595	6,523,896
Cost of mutual fund shares	$ 911	$ 2,172	$ 785	$ 40,781	$ 84,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Total assets	173	368	4,333	127,168	7,848
Net assets	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Net assets					
Accumulation units	$ 173	$ 368	$ 4,333	$ 121,309	$ 7,848
Contracts in payout (annuitization)	—	—	—	5,859	—
Total net assets	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Total number of mutual fund shares	15,092	31,880	435,895	6,113,838	590,064
Cost of mutual fund shares	$ 157	$ 359	$ 4,424	$ 110,875	$ 7,112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Total assets	2,230	7,614	2,634	3,476	3,250
Net assets	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Net assets					
Accumulation units	$ 2,230	$ 5,718	$ 2,634	$ 3,476	$ 3,250
Contracts in payout (annuitization)	—	1,896	—	—	—
Total net assets	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Total number of mutual fund shares	169,722	451,071	285,045	248,443	253,931
Cost of mutual fund shares	$ 1,986	$ 6,356	$ 2,580	$ 2,934	$ 3,057

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Total assets	3,924	68	269	1,785	1,816
Net assets	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Net assets					
Accumulation units	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Total number of mutual fund shares	332,786	4,384	27,851	186,570	145,394
Cost of mutual fund shares	$ 3,957	$ 58	$ 277	$ 1,783	$ 1,742

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Total assets	668	3,308	4,851	1,449	1,904
Net assets	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Net assets					
Accumulation units	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Total number of mutual fund shares	53,711	87,818	418,593	50,970	88,487
Cost of mutual fund shares	$ 642	$ 3,206	$ 4,645	$ 1,347	$ 1,623

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		VY® T. Rowe Price Equity Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	10,098	$	2,657	$	1,540	$	39,208	$	6,132
Total assets		10,098		2,657		1,540		39,208		6,132
Net assets	$	10,098	$	2,657	$	1,540	$	39,208	$	6,132
Net assets										
Accumulation units	$	10,098	$	2,657	$	1,540	$	39,208	$	6,132
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	10,098	$	2,657	$	1,540	$	39,208	$	6,132
Total number of mutual fund shares		471,887		124,451		73,072		1,418,005		419,458
Cost of mutual fund shares	$	8,254	$	2,446	$	1,420	$	38,272	$	6,032

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class		VY® Templeton Global Growth Portfolio - Service Class		Voya Government Money Market Portfolio - Class I		Voya Government Money Market Portfolio - Class S		Voya Global Bond Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	2,702	$	390	$	33,570	$	44	$	17,251
Total assets		2,702		390		33,570		44		17,251
Net assets	$	2,702	$	390	$	33,570	$	44	$	17,251
Net assets										
Accumulation units	$	2,702	$	390	$	32,152	$	44	$	15,741
Contracts in payout (annuitization)		—		—		1,418		—		1,510
Total net assets	$	2,702	$	390	$	33,570	$	44	$	17,251
Total number of mutual fund shares		167,286		34,078		33,569,795		44,071		1,548,588
Cost of mutual fund shares	$	2,102	$	416	$	33,570	$	44	$	17,208

The accompanying notes are an integral part of these financial statements.

18

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class		Voya Solution 2025 Portfolio - Service Class		Voya Solution 2035 Portfolio - Service Class		Voya Solution 2045 Portfolio - Service Class		Voya Solution Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	23	$	5,600	$	9,953	$	7,803	$	2,563
Total assets		23		5,600		9,953		7,803		2,563
Net assets	$	23	$	5,600	$	9,953	$	7,803	$	2,563
Net assets										
Accumulation units	$	—	$	5,600	$	9,953	$	7,803	$	2,563
Contracts in payout (annuitization)		23		—		—		—		—
Total net assets	$	23	$	5,600	$	9,953	$	7,803	$	2,563
Total number of mutual fund shares		2,096		470,603		799,448		620,731		213,233
Cost of mutual fund shares	$	23	$	5,519	$	9,743	$	7,414	$	2,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Total assets	196	3,358	4,927	1,867	533
Net assets	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Net assets					
Accumulation units	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Total number of mutual fund shares	14,542	253,443	168,098	77,523	26,517
Cost of mutual fund shares	$ 178	$ 3,109	$ 4,857	$ 1,762	$ 476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Total assets	798	63,635	3,947	70,986	12,185
Net assets	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Net assets					
Accumulation units	$ 798	$ 63,635	$ 3,947	68,268	11,309
Contracts in payout (annuitization)	—	—	—	2,718	876
Total net assets	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Total number of mutual fund shares	39,328	1,339,395	196,349	3,178,947	1,019,700
Cost of mutual fund shares	$ 660	$ 60,462	$ 3,890	$ 46,596	$ 12,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Total assets	43,055	38,118	11,995	4,601	8,094
Net assets	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Net assets					
Accumulation units	$ 43,055	$ 32,855	$ 11,256	$ 3,394	$ 6,807
Contracts in payout (annuitization)	—	5,263	739	1,207	1,287
Total net assets	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Total number of mutual fund shares	3,724,503	409,038	908,054	340,560	504,909
Cost of mutual fund shares	$ 35,904	$ 33,252	$ 9,924	$ 4,154	$ 5,846

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Total assets	7,831	1,602	230,160	527	44
Net assets	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Net assets					
Accumulation units	$ 6,166	$ —	$ 164,524	$ 527	$ 44
Contracts in payout (annuitization)	1,665	1,602	65,636	—	—
Total net assets	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Total number of mutual fund shares	529,112	55,356	7,836,561	41,012	3,805
Cost of mutual fund shares	$ 6,057	$ 1,440	$ 205,648	$ 490	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Total assets	2,383	1,136	65,631	7,531	4,020
Net assets	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Net assets					
Accumulation units	$ 2,383	$ 1,136	$ 48,315	$ 7,531	$ 4,020
Contracts in payout (annuitization)	—	—	17,316	—	—
Total net assets	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Total number of mutual fund shares	214,075	102,125	2,254,574	328,145	150,127
Cost of mutual fund shares	$ 2,050	$ 971	$ 40,025	$ 7,077	$ 3,517

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 12,539	$ 50	$ 29,331	$ 17,538	$ 38,419
Total assets	12,539	50	29,331	17,538	38,419
Net assets	$ 12,539	$ 50	$ 29,331	$ 17,538	$ 38,419
Net assets					
Accumulation units	$ 10,995	$ 50	$ 28,993	$ 14,362	$ 38,419
Contracts in payout (annuitization)	1,544	—	338	3,176	—
Total net assets	$ 12,539	$ 50	$ 29,331	$ 17,538	$ 38,419
Total number of mutual fund shares	1,167,504	4,728	829,737	835,546	1,646,076
Cost of mutual fund shares	$ 11,266	$ 44	$ 14,589	$ 11,395	$ 31,859

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,186	$ 1,218	$ 1,931	$ 1,480	$ 25,655
Total assets	1,186	1,218	1,931	1,480	25,655
Net assets	$ 1,186	$ 1,218	$ 1,931	$ 1,480	$ 25,655
Net assets					
Accumulation units	$ 1,186	$ 1,218	$ 1,931	$ 1,480	$ 21,262
Contracts in payout (annuitization)	—	—	—	—	4,393
Total net assets	$ 1,186	$ 1,218	$ 1,931	$ 1,480	$ 25,655
Total number of mutual fund shares	51,173	34,687	118,638	94,498	1,165,599
Cost of mutual fund shares	$ 976	$ 851	$ 1,815	$ 1,376	$ 23,307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Total assets	1,599	18,488	3,409	2,558	2,747
Net assets	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Net assets					
Accumulation units	$ 1,599	$ 16,630	$ 3,409	$ 2,558	$ 2,747
Contracts in payout (annuitization)	—	1,858	—	—	—
Total net assets	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Total number of mutual fund shares	150,965	1,269,752	247,554	89,064	101,810
Cost of mutual fund shares	$ 1,619	$ 16,872	$ 3,176	$ 2,282	$ 2,499

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Assets			
Investments in mutual funds			
at fair value	$ 2,161	$ 2,218	$ 1,389
Total assets	2,161	2,218	1,389
Net assets	$ 2,161	$ 2,218	$ 1,389
Net assets			
Accumulation units	$ 2,161	$ 2,218	$ 1,389
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 2,161	$ 2,218	$ 1,389
Total number of mutual fund shares	70,067	106,440	51,944
Cost of mutual fund shares	$ 1,943	$ 2,191	$ 1,474

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 15	$ 3	$ 4	$ 2
Expenses:					
Mortality and expense risks and other charges	8	14	2	—	—
Total expenses	8	14	2	—	—
Net investment income (loss)	(7)	1	1	4	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	215	88	10	—	—
Capital gains distributions	105	73	24	11	1
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11	1
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21	22
Net realized and unrealized gain (loss) on investments	230	166	73	32	23
Net increase (decrease) in net assets resulting from operations	$ 223	$ 167	$ 74	$ 36	$ 25

The accompanying notes are an integral part of these financial statements.

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 31	$ 4	$ 2	$ 122	$ —
Expenses:					
Mortality and expense risks and other					
charges	15	2	7	25	15
Total expenses	15	2	7	25	15
Net investment income (loss)	16	2	(5)	97	(15)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	—	—	8	31
Capital gains distributions	16	—	—	—	124
Total realized gain (loss) on investments					
and capital gains distributions	10	—	—	8	155
Net unrealized appreciation					
(depreciation) of investments	137	—	—	(9)	119
Net realized and unrealized gain (loss)					
on investments	147	—	—	(1)	274
Net increase (decrease) in net assets					
resulting from operations	$ 163	$ 2	$ (5)	$ 96	$ 259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 33	$ 68	$ 167	$ 27	$ 8
Expenses:					
Mortality and expense risks and other					
charges	28	24	103	119	2
Total expenses	28	24	103	119	2
Net investment income (loss)	5	44	64	(92)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(88)	83	(160)	1,107	—
Capital gains distributions	—	—	209	874	—
Total realized gain (loss) on investments					
and capital gains distributions	(88)	83	49	1,981	—
Net unrealized appreciation					
(depreciation) of investments	263	134	1,001	1,674	3
Net realized and unrealized gain (loss)					
on investments	175	217	1,050	3,655	3
Net increase (decrease) in net assets					
resulting from operations	$ 180	$ 261	$ 1,114	$ 3,563	$ 9

The accompanying notes are an integral part of these financial statements.

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 46	$ 345	$ 341	$ 10	$ 12
Expenses:					
Mortality and expense risks and other charges	26	293	265	6	19
Total expenses	26	293	265	6	19
Net investment income (loss)	20	52	76	4	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	43	1,441	902	4	(150)
Capital gains distributions	3	1,836	61	2	158
Total realized gain (loss) on investments and capital gains distributions	46	3,277	963	6	8
Net unrealized appreciation (depreciation) of investments	614	3,217	2,459	3	198
Net realized and unrealized gain (loss) on investments	660	6,494	3,422	9	206
Net increase (decrease) in net assets resulting from operations	$ 680	$ 6,546	$ 3,498	$ 13	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/ VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 10	$ —	$ —	$ 4
Expenses:					
Mortality and expense risks and other charges	—	18	2	—	4
Total expenses	—	18	2	—	4
Net investment income (loss)	—	(8)	(2)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	98	1	—	12
Capital gains distributions	—	166	17	—	5
Total realized gain (loss) on investments and capital gains distributions	—	264	18	—	17
Net unrealized appreciation (depreciation) of investments	1	(159)	24	2	27
Net realized and unrealized gain (loss) on investments	1	105	42	2	44
Net increase (decrease) in net assets resulting from operations	$ 1	$ 97	$ 40	$ 2	$ 44

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ 54	$ —	$ 33	$ 1,442
Expenses:					
Mortality and expense risks and other charges	8	21	5	7	679
Total expenses	8	21	5	7	679
Net investment income (loss)	1	33	(5)	26	763
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	(142)	64	(14)	1,753
Capital gains distributions	55	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	44	(142)	64	(14)	1,753
Net unrealized appreciation (depreciation) of investments	86	167	105	29	4,492
Net realized and unrealized gain (loss) on investments	130	25	169	15	6,245
Net increase (decrease) in net assets resulting from operations	$ 131	$ 58	$ 164	$ 41	$ 7,008

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,949	$ 5	$ 2	$ 264	$ 765
Expenses:					
Mortality and expense risks and other charges	1,041	3	—	43	1,494
Total expenses	1,041	3	—	43	1,494
Net investment income (loss)	1,908	2	2	221	(729)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	211	6	2	(37)	1,861
Capital gains distributions	—	—	—	—	8,396
Total realized gain (loss) on investments and capital gains distributions	211	6	2	(37)	10,257
Net unrealized appreciation (depreciation) of investments	1,189	21	9	6	20,190
Net realized and unrealized gain (loss) on investments	1,400	27	11	(31)	30,447
Net increase (decrease) in net assets resulting from operations	$ 3,308	$ 29	$ 13	$ 190	$ 29,718

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 189	$ 49	$ 79	$ 35	$ 59
Expenses:					
Mortality and expense risks and other charges	65	29	89	31	45
Total expenses	65	29	89	31	45
Net investment income (loss)	124	20	(10)	4	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	223	64	300	(23)	400
Capital gains distributions	—	—	428	54	231
Total realized gain (loss) on investments and capital gains distributions	223	64	728	31	631
Net unrealized appreciation (depreciation) of investments	586	184	627	128	(125)
Net realized and unrealized gain (loss) on investments	809	248	1,355	159	506
Net increase (decrease) in net assets resulting from operations	$ 933	$ 268	$ 1,345	$ 163	$ 520

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 60	$ 64	$ 1	$ 4	$ 23
Expenses:					
Mortality and expense risks and other charges	42	44	1	2	24
Total expenses	42	44	1	2	24
Net investment income (loss)	18	20	—	2	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	94	30	6	(4)	(23)
Capital gains distributions	239	218	3	—	—
Total realized gain (loss) on investments and capital gains distributions	333	248	9	(4)	(23)
Net unrealized appreciation (depreciation) of investments	62	127	4	7	46
Net realized and unrealized gain (loss) on investments	395	375	13	3	23
Net increase (decrease) in net assets resulting from operations	$ 413	$ 395	$ 13	$ 5	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 67	$ 23	$ 75	$ 50	$ 5
Expenses:					
Mortality and expense risks and other charges	12	8	18	73	5
Total expenses	12	8	18	73	5
Net investment income (loss)	55	15	57	(23)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	36	9	174	(1,283)	(280)
Capital gains distributions	—	—	—	2,247	281
Total realized gain (loss) on investments and capital gains distributions	36	9	174	964	1
Net unrealized appreciation (depreciation) of investments	73	36	(74)	92	132
Net realized and unrealized gain (loss) on investments	109	45	100	1,056	133
Net increase (decrease) in net assets resulting from operations	$ 164	$ 60	$ 157	$ 1,033	$ 133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 225	$ 29	$ 12	$ 37	$ 18
Expenses:					
Mortality and expense risks and other					
charges	63	13	24	60	32
Total expenses	63	13	24	60	32
Net investment income (loss)	162	16	(12)	(23)	(14)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	155	(41)	3	(52)	56
Capital gains distributions	—	77	—	—	137
Total realized gain (loss) on investments					
and capital gains distributions	155	36	3	(52)	193
Net unrealized appreciation					
(depreciation) of investments	126	114	597	2,806	167
Net realized and unrealized gain (loss)					
on investments	281	150	600	2,754	360
Net increase (decrease) in net assets					
resulting from operations	$ 443	$ 166	$ 588	$ 2,731	$ 346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 6	$ 452	$ 121	$ 28	$ 6
Expenses:					
Mortality and expense risks and other					
charges	8	309	55	25	4
Total expenses	8	309	55	25	4
Net investment income (loss)	(2)	143	66	3	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(10)	307	80	115	(37)
Capital gains distributions	66	1,703	421	—	2
Total realized gain (loss) on investments					
and capital gains distributions	56	2,010	501	115	(35)
Net unrealized appreciation					
(depreciation) of investments	121	2,551	224	455	92
Net realized and unrealized gain (loss)					
on investments	177	4,561	725	570	57
Net increase (decrease) in net assets					
resulting from operations	$ 175	$ 4,704	$ 791	$ 573	$ 59

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 199	$ —	$ 429	$ 1	$ 93
Expenses:					
Mortality and expense risks and other charges	410	—	204	—	43
Total expenses	410	—	204	—	43
Net investment income (loss)	(211)	—	225	1	50
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	(265)	—	(31)
Capital gains distributions	7	—	—	—	131
Total realized gain (loss) on investments and capital gains distributions	7	—	(265)	—	100
Net unrealized appreciation (depreciation) of investments	—	—	1,357	2	510
Net realized and unrealized gain (loss) on investments	7	—	1,092	2	610
Net increase (decrease) in net assets resulting from operations	$ (204)	—	$ 1,317	$ 3	$ 660

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 137	$ 76	—	$ 60	$ 2
Expenses:					
Mortality and expense risks and other charges	70	39	—	23	2
Total expenses	70	39	—	23	2
Net investment income (loss)	67	37	—	37	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	54	43	1	38	6
Capital gains distributions	225	187	—	8	2
Total realized gain (loss) on investments and capital gains distributions	279	230	1	46	8
Net unrealized appreciation (depreciation) of investments	1,076	985	—	136	19
Net realized and unrealized gain (loss) on investments	1,355	1,215	1	182	27
Net increase (decrease) in net assets resulting from operations	$ 1,422	$ 1,252	$ 1	$ 219	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 33	$ 35	$ 15	$ 2	$ 9
Expenses:					
Mortality and expense risks and other charges	20	44	18	6	6
Total expenses	20	44	18	6	6
Net investment income (loss)	13	(9)	(3)	(4)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	58	(3)	34	17
Capital gains distributions	123	517	87	24	—
Total realized gain (loss) on investments and capital gains distributions	132	575	84	58	17
Net unrealized appreciation (depreciation) of investments	163	475	226	(3)	88
Net realized and unrealized gain (loss) on investments	295	1,050	310	55	105
Net increase (decrease) in net assets resulting from operations	$ 308	$ 1,041	$ 307	$ 51	$ 108

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,385	$ 23	$ 709	$ 643	$ 256
Expenses:					
Mortality and expense risks and other charges	779	29	770	156	476
Total expenses	779	29	770	156	476
Net investment income (loss)	606	(6)	(61)	487	(220)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,310	174	1,283	68	2,060
Capital gains distributions	1,556	360	101	—	2,907
Total realized gain (loss) on investments and capital gains distributions	5,866	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(534)	(63)	17,981	223	3,882
Net realized and unrealized gain (loss) on investments	5,332	471	19,365	291	8,849
Net increase (decrease) in net assets resulting from operations	$ 5,938	$ 465	$ 19,304	$ 778	$ 8,629

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 228	$ 123	$ 130	$ 148
Expenses:					
Mortality and expense risks and other					
charges	425	127	66	84	93
Total expenses	425	127	66	84	93
Net investment income (loss)	(406)	101	57	46	55
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,509	178	317	486	432
Capital gains distributions	3,668	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	7,177	178	317	486	432
Net unrealized appreciation					
(depreciation) of investments	2,920	1,882	67	623	469
Net realized and unrealized gain (loss)					
on investments	10,097	2,060	384	1,109	901
Net increase (decrease) in net assets					
resulting from operations	$ 9,691	$ 2,161	$ 441	$ 1,155	$ 956

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 21	$ 4,027	$ 2	$ 2	$ 55
Expenses:					
Mortality and expense risks and other					
charges	20	2,513	1	—	20
Total expenses	20	2,513	1	—	20
Net investment income (loss)	1	1,514	1	2	35
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	55	10,397	20	2	48
Capital gains distributions	177	24,931	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	232	35,328	20	2	48
Net unrealized appreciation					
(depreciation) of investments	31	1,443	38	6	387
Net realized and unrealized gain (loss)					
on investments	263	36,771	58	8	435
Net increase (decrease) in net assets					
resulting from operations	$ 264	$ 38,285	$ 59	$ 10	$ 470

The accompanying notes are an integral part of these financial statements.

46

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 996	$ 103	$ 41	$ 290
Expenses:					
Mortality and expense risks and other charges	13	723	60	36	140
Total expenses	13	723	60	36	140
Net investment income (loss)	9	273	43	5	150
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	6,888	496	716	28
Capital gains distributions	—	1,141	494	388	—
Total realized gain (loss) on investments and capital gains distributions	6	8,029	990	1,104	28
Net unrealized appreciation (depreciation) of investments	194	4,733	(131)	(759)	2,318
Net realized and unrealized gain (loss) on investments	200	12,762	859	345	2,346
Net increase (decrease) in net assets resulting from operations	$ 209	$ 13,035	$ 902	$ 350	$ 2,496

The accompanying notes are an integral part of these financial statements.

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 316	$ 283	$ 799	$ 21
Expenses:					
Mortality and expense risks and other charges	—	341	207	480	16
Total expenses	—	341	207	480	16
Net investment income (loss)	1	(25)	76	319	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	3,276	1,579	685	24
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	7	3,847	1,612	3,319	96
Net realized and unrealized gain (loss) on investments	7	7,123	3,191	4,004	120
Net increase (decrease) in net assets resulting from operations	$ 8	$ 7,098	$ 3,267	$ 4,323	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 24	$ 16	$ 86	$ 35
Expenses:					
Mortality and expense risks and other charges	9	12	10	300	12
Total expenses	9	12	10	300	12
Net investment income (loss)	(2)	12	6	(214)	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	32	(21)	(21)	1,807	(5)
Capital gains distributions	—	111	101	2,642	4
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449	(1)
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)	9
Net realized and unrealized gain (loss) on investments	231	251	173	2,648	8
Net increase (decrease) in net assets resulting from operations	$ 229	$ 263	$ 179	$ 2,434	$ 31

The accompanying notes are an integral part of these financial statements.

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ —	$ 2	$ —	$ 27
Expenses:					
Mortality and expense risks and other charges	113	39	13	34	17
Total expenses	113	39	13	34	17
Net investment income (loss)	(105)	(39)	(11)	(34)	10
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(148)	38	(11)	64	(100)
Capital gains distributions	301	195	134	168	17
Total realized gain (loss) on investments and capital gains distributions	153	233	123	232	(83)
Net unrealized appreciation (depreciation) of investments	2,137	488	271	224	690
Net realized and unrealized gain (loss) on investments	2,290	721	394	456	607
Net increase (decrease) in net assets resulting from operations	$ 2,185	$ 682	$ 383	$ 422	$ 617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wanger Select	Wanger USA
Net investment income (loss)		
Investment Income:		
Dividends	$ 4	$ —
Expenses:		
Mortality and expense risks and other charges	14	8
Total expenses	14	8
Net investment income (loss)	(10)	(8)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	(320)	(122)
Capital gains distributions	310	188
Total realized gain (loss) on investments and capital gains distributions	(10)	66
Net unrealized appreciation (depreciation) of investments	547	144
Net realized and unrealized gain (loss) on investments	537	210
Net increase (decrease) in net assets resulting from operations	$ 527	$ 202

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth- Income Fund - Class 2
Net assets at January 1, 2016	$ 928	$ 1,370	$ 134	$ 118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(3)	—	1
Total realized gain (loss) on investments and capital gains distributions	129	145	(48)	2
Net unrealized appreciation (depreciation) of investments	(108)	(14)	19	7
Net increase (decrease) in net assets resulting from operations	15	128	(29)	10
Changes from principal transactions:				
Total unit transactions	(57)	(9)	(5)	(40)
Increase (decrease) in net assets derived from principal transactions	(57)	(9)	(5)	(40)
Total increase (decrease) in net assets	(42)	119	(34)	(30)
Net assets at December 31, 2016	886	1,489	100	88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	1	4
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21
Net increase (decrease) in net assets resulting from operations	223	167	74	36
Changes from principal transactions:				
Total unit transactions	(462)	(195)	539	171
Increase (decrease) in net assets derived from principal transactions	(462)	(195)	539	171
Total increase (decrease) in net assets	(239)	(28)	613	207
Net assets at December 31, 2017	$ 647	$ 1,461	$ 713	$ 295

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares
Net assets at January 1, 2016	$ 40	$ 983	$ 589	$ 873
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	17	10	(9)
Total realized gain (loss) on investments and capital gains distributions	3	56	(16)	—
Net unrealized appreciation (depreciation) of investments	(3)	8	14	—
Net increase (decrease) in net assets resulting from operations	1	81	8	(9)
Changes from principal transactions:				
Total unit transactions	13	541	(409)	(327)
Increase (decrease) in net assets derived from principal transactions	13	541	(409)	(327)
Total increase (decrease) in net assets	14	622	(401)	(336)
Net assets at December 31, 2016	54	1,605	188	537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	16	2	(5)
Total realized gain (loss) on investments and capital gains distributions	1	10	—	—
Net unrealized appreciation (depreciation) of investments	22	137	—	—
Net increase (decrease) in net assets resulting from operations	25	163	2	(5)
Changes from principal transactions:				
Total unit transactions	124	(249)	(34)	(48)
Increase (decrease) in net assets derived from principal transactions	124	(249)	(34)	(48)
Total increase (decrease) in net assets	149	(86)	(32)	(53)
Net assets at December 31, 2017	$ 203	$ 1,519	$ 156	$ 484

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Net assets at January 1, 2016	$ 3,031	$ 1,260	$ 2,722	$ 2,066
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	157	(16)	10	67
Total realized gain (loss) on investments and capital gains distributions	153	130	(132)	33
Net unrealized appreciation (depreciation) of investments	(26)	(96)	(24)	6
Net increase (decrease) in net assets resulting from operations	284	18	(146)	106
Changes from principal transactions:				
Total unit transactions	(1,493)	(159)	(439)	(356)
Increase (decrease) in net assets derived from principal transactions	(1,493)	(159)	(439)	(356)
Total increase (decrease) in net assets	(1,209)	(141)	(585)	(250)
Net assets at December 31, 2016	1,822	1,119	2,137	1,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	(15)	5	44
Total realized gain (loss) on investments and capital gains distributions	8	155	(88)	83
Net unrealized appreciation (depreciation) of investments	(9)	119	263	134
Net increase (decrease) in net assets resulting from operations	96	259	180	261
Changes from principal transactions:				
Total unit transactions	(112)	(260)	(462)	(511)
Increase (decrease) in net assets derived from principal transactions	(112)	(260)	(462)	(511)
Total increase (decrease) in net assets	(16)	(1)	(282)	(250)
Net assets at December 31, 2017	$ 1,806	$ 1,118	$ 1,855	$ 1,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2016	$ 11,270	$ 12,603	$ 163	$ 3,092
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	(98)	6	9
Total realized gain (loss) on investments and capital gains distributions	328	2,512	—	88
Net unrealized appreciation (depreciation) of investments	1,180	(2,495)	14	(269)
Net increase (decrease) in net assets resulting from operations	1,624	(81)	20	(172)
Changes from principal transactions:				
Total unit transactions	(2,877)	(2,081)	(18)	(567)
Increase (decrease) in net assets derived from principal transactions	(2,877)	(2,081)	(18)	(567)
Total increase (decrease) in net assets	(1,253)	(2,162)	2	(739)
Net assets at December 31, 2016	10,017	10,441	165	2,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(92)	6	20
Total realized gain (loss) on investments and capital gains distributions	49	1,981	—	46
Net unrealized appreciation (depreciation) of investments	1,001	1,674	3	614
Net increase (decrease) in net assets resulting from operations	1,114	3,563	9	680
Changes from principal transactions:				
Total unit transactions	(1,327)	68	(16)	403
Increase (decrease) in net assets derived from principal transactions	(1,327)	68	(16)	403
Total increase (decrease) in net assets	(213)	3,631	(7)	1,083
Net assets at December 31, 2017	$ 9,804	$ 14,072	$ 158	$ 3,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2016	$ 38,170	$ 19,508	$ 491	$ 2,294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	2	4	(1)
Total realized gain (loss) on investments and capital gains distributions	6,411	1,123	2	422
Net unrealized appreciation (depreciation) of investments	(4,166)	683	11	220
Net increase (decrease) in net assets resulting from operations	2,213	1,808	17	641
Changes from principal transactions:				
Total unit transactions	(7,949)	(2,868)	(62)	(190)
Increase (decrease) in net assets derived from principal transactions	(7,949)	(2,868)	(62)	(190)
Total increase (decrease) in net assets	(5,736)	(1,060)	(45)	451
Net assets at December 31, 2016	32,434	18,448	446	2,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	76	4	(7)
Total realized gain (loss) on investments and capital gains distributions	3,277	963	6	8
Net unrealized appreciation (depreciation) of investments	3,217	2,459	3	198
Net increase (decrease) in net assets resulting from operations	6,546	3,498	13	199
Changes from principal transactions:				
Total unit transactions	(2,485)	(1,935)	(49)	(847)
Increase (decrease) in net assets derived from principal transactions	(2,485)	(1,935)	(49)	(847)
Total increase (decrease) in net assets	4,061	1,563	(36)	(648)
Net assets at December 31, 2017	$ 36,495	$ 20,011	$ 410	$ 2,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net assets at January 1, 2016	$ 8	$ 1,746	$ 114	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(9)	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	309	6	—
Net unrealized appreciation (depreciation) of investments	—	(67)	(8)	—
Net increase (decrease) in net assets resulting from operations	—	233	(3)	—
Changes from principal transactions:				
Total unit transactions	1	(244)	4	—
Increase (decrease) in net assets derived from principal transactions	1	(244)	4	—
Total increase (decrease) in net assets	1	(11)	1	—
Net assets at December 31, 2016	9	1,735	115	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(8)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	—	264	18	—
Net unrealized appreciation (depreciation) of investments	1	(159)	24	2
Net increase (decrease) in net assets resulting from operations	1	97	40	2
Changes from principal transactions:				
Total unit transactions	—	(112)	24	(1)
Increase (decrease) in net assets derived from principal transactions	—	(112)	24	(1)
Total increase (decrease) in net assets	1	(15)	64	1
Net assets at December 31, 2017	$ 10	$ 1,720	$ 179	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2016	$ 314	$ 1,352	$ 2,482	$ 595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	34	(1)
Total realized gain (loss) on investments and capital gains distributions	44	(64)	(103)	(109)
Net unrealized appreciation (depreciation) of investments	(14)	214	171	139
Net increase (decrease) in net assets resulting from operations	30	147	102	29
Changes from principal transactions:				
Total unit transactions	(42)	(503)	(210)	(145)
Increase (decrease) in net assets derived from principal transactions	(42)	(503)	(210)	(145)
Total increase (decrease) in net assets	(12)	(356)	(108)	(116)
Net assets at December 31, 2016	302	996	2,374	479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	33	(5)
Total realized gain (loss) on investments and capital gains distributions	17	44	(142)	64
Net unrealized appreciation (depreciation) of investments	27	86	167	105
Net increase (decrease) in net assets resulting from operations	44	131	58	164
Changes from principal transactions:				
Total unit transactions	(33)	(134)	(317)	(643)
Increase (decrease) in net assets derived from principal transactions	(33)	(134)	(317)	(643)
Total increase (decrease) in net assets	11	(3)	(259)	(479)
Net assets at December 31, 2017	$ 313	$ 993	$ 2,115	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2016	$ 584	$ 58,918	$ 98,386	$ 143
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	330	1,057	5
Total realized gain (loss) on investments and capital gains distributions	(38)	848	974	(1)
Net unrealized appreciation (depreciation) of investments	90	2,318	1,096	6
Net increase (decrease) in net assets resulting from operations	76	3,496	3,127	10
Changes from principal transactions:				
Total unit transactions	(79)	(8,209)	(10,469)	232
Increase (decrease) in net assets derived from principal transactions	(79)	(8,209)	(10,469)	232
Total increase (decrease) in net assets	(3)	(4,713)	(7,342)	242
Net assets at December 31, 2016	581	54,205	91,044	385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	763	1,908	2
Total realized gain (loss) on investments and capital gains distributions	(14)	1,753	211	6
Net unrealized appreciation (depreciation) of investments	29	4,492	1,189	21
Net increase (decrease) in net assets resulting from operations	41	7,008	3,308	29
Changes from principal transactions:				
Total unit transactions	173	(4,774)	(10,455)	(241)
Increase (decrease) in net assets derived from principal transactions	173	(4,774)	(10,455)	(241)
Total increase (decrease) in net assets	214	2,234	(7,147)	(212)
Net assets at December 31, 2017	$ 795	$ 56,439	$ 83,897	$ 173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2016	$ 42	$ 3,420	$ 127,018	$ 8,185
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	190	(793)	120
Total realized gain (loss) on investments and capital gains distributions	(3)	(107)	15,974	443
Net unrealized appreciation (depreciation) of investments	5	335	(12,420)	350
Net increase (decrease) in net assets resulting from operations	4	418	2,761	913
Changes from principal transactions:				
Total unit transactions	30	(159)	(18,781)	(1,175)
Increase (decrease) in net assets derived from principal transactions	30	(159)	(18,781)	(1,175)
Total increase (decrease) in net assets	34	259	(16,020)	(262)
Net assets at December 31, 2016	76	3,679	110,998	7,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	221	(729)	124
Total realized gain (loss) on investments and capital gains distributions	2	(37)	10,257	223
Net unrealized appreciation (depreciation) of investments	9	6	20,190	586
Net increase (decrease) in net assets resulting from operations	13	190	29,718	933
Changes from principal transactions:				
Total unit transactions	279	464	(13,548)	(1,008)
Increase (decrease) in net assets derived from principal transactions	279	464	(13,548)	(1,008)
Total increase (decrease) in net assets	292	654	16,170	(75)
Net assets at December 31, 2017	$ 368	$ 4,333	$ 127,168	$ 7,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 2,617	$ 7,762	$ 2,542	$ 4,082
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	69	8	39
Total realized gain (loss) on investments and capital gains distributions	81	692	29	294
Net unrealized appreciation (depreciation) of investments	161	(258)	47	(96)
Net increase (decrease) in net assets resulting from operations	267	503	84	237
Changes from principal transactions:				
Total unit transactions	(323)	(1,201)	45	(241)
Increase (decrease) in net assets derived from principal transactions	(323)	(1,201)	45	(241)
Total increase (decrease) in net assets	(56)	(698)	129	(4)
Net assets at December 31, 2016	2,561	7,064	2,671	4,078
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(10)	4	14
Total realized gain (loss) on investments and capital gains distributions	64	728	31	631
Net unrealized appreciation (depreciation) of investments	184	627	128	(125)
Net increase (decrease) in net assets resulting from operations	268	1,345	163	520
Changes from principal transactions:				
Total unit transactions	(599)	(795)	(200)	(1,122)
Increase (decrease) in net assets derived from principal transactions	(599)	(795)	(200)	(1,122)
Total increase (decrease) in net assets	(331)	550	(37)	(602)
Net assets at December 31, 2017	$ 2,230	$ 7,614	$ 2,634	$ 3,476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
Net assets at January 1, 2016	$ 3,257	$ 4,363	$ 86	$ 315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	33	—	(2)
Total realized gain (loss) on investments and capital gains distributions	371	282	8	(16)
Net unrealized appreciation (depreciation) of investments	(224)	(133)	(1)	26
Net increase (decrease) in net assets resulting from operations	176	182	7	8
Changes from principal transactions:				
Total unit transactions	(144)	(740)	(16)	(48)
Increase (decrease) in net assets derived from principal transactions	(144)	(740)	(16)	(48)
Total increase (decrease) in net assets	32	(558)	(9)	(40)
Net assets at December 31, 2016	3,289	3,805	77	275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	20	—	2
Total realized gain (loss) on investments and capital gains distributions	333	248	9	(4)
Net unrealized appreciation (depreciation) of investments	62	127	4	7
Net increase (decrease) in net assets resulting from operations	413	395	13	5
Changes from principal transactions:				
Total unit transactions	(452)	(276)	(22)	(11)
Increase (decrease) in net assets derived from principal transactions	(452)	(276)	(22)	(11)
Total increase (decrease) in net assets	(39)	119	(9)	(6)
Net assets at December 31, 2017	$ 3,250	$ 3,924	$ 68	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2016	$ 1,874	$ 1,926	$ 774	$ 4,168
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	12	—	39
Total realized gain (loss) on investments and capital gains distributions	(56)	16	33	217
Net unrealized appreciation (depreciation) of investments	118	(16)	(40)	(178)
Net increase (decrease) in net assets resulting from operations	38	12	(7)	78
Changes from principal transactions:				
Total unit transactions	71	(143)	(53)	81
Increase (decrease) in net assets derived from principal transactions	71	(143)	(53)	81
Total increase (decrease) in net assets	109	(131)	(60)	159
Net assets at December 31, 2016	1,983	1,795	714	4,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	55	15	57
Total realized gain (loss) on investments and capital gains distributions	(23)	36	9	174
Net unrealized appreciation (depreciation) of investments	46	73	36	(74)
Net increase (decrease) in net assets resulting from operations	22	164	60	157
Changes from principal transactions:				
Total unit transactions	(220)	(143)	(106)	(1,176)
Increase (decrease) in net assets derived from principal transactions	(220)	(143)	(106)	(1,176)
Total increase (decrease) in net assets	(198)	21	(46)	(1,019)
Net assets at December 31, 2017	$ 1,785	$ 1,816	$ 668	$ 3,308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2016	$ 10,760	$ 1,426	$ 5,050	$ 978
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(2)	270	12
Total realized gain (loss) on investments and capital gains distributions	1,515	118	61	61
Net unrealized appreciation (depreciation) of investments	(425)	40	338	85
Net increase (decrease) in net assets resulting from operations	1,044	156	669	158
Changes from principal transactions:				
Total unit transactions	(1,269)	(149)	(541)	(11)
Increase (decrease) in net assets derived from principal transactions	(1,269)	(149)	(541)	(11)
Total increase (decrease) in net assets	(225)	7	128	147
Net assets at December 31, 2016	10,535	1,433	5,178	1,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	—	162	16
Total realized gain (loss) on investments and capital gains distributions	964	1	155	36
Net unrealized appreciation (depreciation) of investments	92	132	126	114
Net increase (decrease) in net assets resulting from operations	1,033	133	443	166
Changes from principal transactions:				
Total unit transactions	(11,568)	(1,566)	(770)	158
Increase (decrease) in net assets derived from principal transactions	(11,568)	(1,566)	(770)	158
Total increase (decrease) in net assets	(10,535)	(1,433)	(327)	324
Net assets at December 31, 2017	$ —	$ —	$ 4,851	$ 1,449

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2016	$ 1,593	$ 6,190	$ 2,711	$ 998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	23	(13)	(1)
Total realized gain (loss) on investments and capital gains distributions	(124)	(548)	352	56
Net unrealized appreciation (depreciation) of investments	306	1,235	132	131
Net increase (decrease) in net assets resulting from operations	184	710	471	186
Changes from principal transactions:				
Total unit transactions	(302)	(527)	(462)	(54)
Increase (decrease) in net assets derived from principal transactions	(302)	(527)	(462)	(54)
Total increase (decrease) in net assets	(118)	183	9	132
Net assets at December 31, 2016	1,475	6,373	2,720	1,130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(23)	(14)	(2)
Total realized gain (loss) on investments and capital gains distributions	3	(52)	193	56
Net unrealized appreciation (depreciation) of investments	597	2,806	167	121
Net increase (decrease) in net assets resulting from operations	588	2,731	346	175
Changes from principal transactions:				
Total unit transactions	(159)	994	(409)	235
Increase (decrease) in net assets derived from principal transactions	(159)	994	(409)	235
Total increase (decrease) in net assets	429	3,725	(63)	410
Net assets at December 31, 2017	$ 1,904	$ 10,098	$ 2,657	$ 1,540

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 29,174	$ 5,095	$ 2,301	$ 348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	162	67	8	9
Total realized gain (loss) on investments and capital gains distributions	3,142	653	99	96
Net unrealized appreciation (depreciation) of investments	(1,212)	87	(87)	(72)
Net increase (decrease) in net assets resulting from operations	2,092	807	20	33
Changes from principal transactions:				
Total unit transactions	1,865	(370)	(210)	(10)
Increase (decrease) in net assets derived from principal transactions	1,865	(370)	(210)	(10)
Total increase (decrease) in net assets	3,957	437	(190)	23
Net assets at December 31, 2016	33,131	5,532	2,111	371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	66	3	2
Total realized gain (loss) on investments and capital gains distributions	2,010	501	115	(35)
Net unrealized appreciation (depreciation) of investments	2,551	224	455	92
Net increase (decrease) in net assets resulting from operations	4,704	791	573	59
Changes from principal transactions:				
Total unit transactions	1,373	(191)	18	(40)
Increase (decrease) in net assets derived from principal transactions	1,373	(191)	18	(40)
Total increase (decrease) in net assets	6,077	600	591	19
Net assets at December 31, 2017	$ 39,208	$ 6,132	$ 2,702	$ 390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2016	$ 41,143	$ 44	$ 17,581	$ 66
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(442)	(2)	88	—
Total realized gain (loss) on investments and capital gains distributions	35	—	(249)	(6)
Net unrealized appreciation (depreciation) of investments	—	—	1,052	8
Net increase (decrease) in net assets resulting from operations	(407)	(2)	891	2
Changes from principal transactions:				
Total unit transactions	(4,216)	—	(1,752)	(45)
Increase (decrease) in net assets derived from principal transactions	(4,216)	—	(1,752)	(45)
Total increase (decrease) in net assets	(4,623)	(2)	(861)	(43)
Net assets at December 31, 2016	36,520	42	16,720	23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(211)	—	225	1
Total realized gain (loss) on investments and capital gains distributions	7	—	(265)	—
Net unrealized appreciation (depreciation) of investments	—	—	1,357	2
Net increase (decrease) in net assets resulting from operations	(204)	—	1,317	3
Changes from principal transactions:				
Total unit transactions	(2,746)	2	(786)	(3)
Increase (decrease) in net assets derived from principal transactions	(2,746)	2	(786)	(3)
Total increase (decrease) in net assets	(2,950)	2	531	—
Net assets at December 31, 2017	$ 33,570	$ 44	$ 17,251	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2016	$ 3,800	$ 7,035	$ 4,076	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	84	51	—
Total realized gain (loss) on investments and capital gains distributions	292	547	399	—
Net unrealized appreciation (depreciation) of investments	(136)	(263)	(154)	—
Net increase (decrease) in net assets resulting from operations	204	368	296	—
Changes from principal transactions:				
Total unit transactions	349	(211)	1,143	—
Increase (decrease) in net assets derived from principal transactions	349	(211)	1,143	—
Total increase (decrease) in net assets	553	157	1,439	—
Net assets at December 31, 2016	4,353	7,192	5,515	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	67	37	—
Total realized gain (loss) on investments and capital gains distributions	100	279	230	1
Net unrealized appreciation (depreciation) of investments	510	1,076	985	—
Net increase (decrease) in net assets resulting from operations	660	1,422	1,252	1
Changes from principal transactions:				
Total unit transactions	587	1,339	1,036	(1)
Increase (decrease) in net assets derived from principal transactions	587	1,339	1,036	(1)
Total increase (decrease) in net assets	1,247	2,761	2,288	—
Net assets at December 31, 2017	$ 5,600	$ 9,953	$ 7,803	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 3,158	$ 189	$ 2,823	$ 4,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	—	21	(41)
Total realized gain (loss) on investments and capital gains distributions	24	2	67	546
Net unrealized appreciation (depreciation) of investments	77	7	408	(336)
Net increase (decrease) in net assets resulting from operations	108	9	496	169
Changes from principal transactions:				
Total unit transactions	(482)	(37)	(171)	(1,219)
Increase (decrease) in net assets derived from principal transactions	(482)	(37)	(171)	(1,219)
Total increase (decrease) in net assets	(374)	(28)	325	(1,050)
Net assets at December 31, 2016	2,784	161	3,148	3,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	—	13	(9)
Total realized gain (loss) on investments and capital gains distributions	46	8	132	575
Net unrealized appreciation (depreciation) of investments	136	19	163	475
Net increase (decrease) in net assets resulting from operations	219	27	308	1,041
Changes from principal transactions:				
Total unit transactions	(440)	8	(98)	87
Increase (decrease) in net assets derived from principal transactions	(440)	8	(98)	87
Total increase (decrease) in net assets	(221)	35	210	1,128
Net assets at December 31, 2017	$ 2,563	$ 196	$ 3,358	$ 4,927

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2016	$ 2,297	$ 744	$ 1,087	$ 68,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(4)	10	535
Total realized gain (loss) on investments and capital gains distributions	333	93	117	4,992
Net unrealized appreciation (depreciation) of investments	(267)	—	(10)	2,897
Net increase (decrease) in net assets resulting from operations	111	89	117	8,424
Changes from principal transactions:				
Total unit transactions	(844)	(260)	(480)	(9,705)
Increase (decrease) in net assets derived from principal transactions	(844)	(260)	(480)	(9,705)
Total increase (decrease) in net assets	(733)	(171)	(363)	(1,281)
Net assets at December 31, 2016	1,564	573	724	67,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(4)	3	606
Total realized gain (loss) on investments and capital gains distributions	84	58	17	5,866
Net unrealized appreciation (depreciation) of investments	226	(3)	88	(534)
Net increase (decrease) in net assets resulting from operations	307	51	108	5,938
Changes from principal transactions:				
Total unit transactions	(4)	(91)	(34)	(9,674)
Increase (decrease) in net assets derived from principal transactions	(4)	(91)	(34)	(9,674)
Total increase (decrease) in net assets	303	(40)	74	(3,736)
Net assets at December 31, 2017	$ 1,867	$ 533	$ 798	$ 63,635

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2016	$ 3,458	$ 67,773	$ 12,897	$ 42,681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	28	522	(339)
Total realized gain (loss) on investments and capital gains distributions	478	4,373	67	5,737
Net unrealized appreciation (depreciation) of investments	(25)	(5,419)	1,005	(3,143)
Net increase (decrease) in net assets resulting from operations	451	(1,018)	1,594	2,255
Changes from principal transactions:				
Total unit transactions	(216)	(8,658)	(1,074)	(5,439)
Increase (decrease) in net assets derived from principal transactions	(216)	(8,658)	(1,074)	(5,439)
Total increase (decrease) in net assets	235	(9,676)	520	(3,184)
Net assets at December 31, 2016	3,693	58,097	13,417	39,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(61)	487	(220)
Total realized gain (loss) on investments and capital gains distributions	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(63)	17,981	223	3,882
Net increase (decrease) in net assets resulting from operations	465	19,304	778	8,629
Changes from principal transactions:				
Total unit transactions	(211)	(6,415)	(2,010)	(5,071)
Increase (decrease) in net assets derived from principal transactions	(211)	(6,415)	(2,010)	(5,071)
Total increase (decrease) in net assets	254	12,889	(1,232)	3,558
Net assets at December 31, 2017	$ 3,947	$ 70,986	$ 12,185	$ 43,055

The accompanying notes are an integral part of these financial statements.

71

**VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2016	$ 38,458	$ 12,870	$ 6,108	$ 8,840
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(402)	253	98	137
Total realized gain (loss) on investments and capital gains distributions	7,480	245	285	918
Net unrealized appreciation (depreciation) of investments	(7,277)	(461)	(154)	(689)
Net increase (decrease) in net assets resulting from operations	(199)	37	229	366
Changes from principal transactions:				
Total unit transactions	(6,725)	(2,355)	(1,026)	(2,006)
Increase (decrease) in net assets derived from principal transactions	(6,725)	(2,355)	(1,026)	(2,006)
Total increase (decrease) in net assets	(6,924)	(2,318)	(797)	(1,640)
Net assets at December 31, 2016	31,534	10,552	5,311	7,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	101	57	46
Total realized gain (loss) on investments and capital gains distributions	7,177	178	317	486
Net unrealized appreciation (depreciation) of investments	2,920	1,882	67	623
Net increase (decrease) in net assets resulting from operations	9,691	2,161	441	1,155
Changes from principal transactions:				
Total unit transactions	(3,107)	(718)	(1,151)	(261)
Increase (decrease) in net assets derived from principal transactions	(3,107)	(718)	(1,151)	(261)
Total increase (decrease) in net assets	6,584	1,443	(710)	894
Net assets at December 31, 2017	$ 38,118	$ 11,995	$ 4,601	$ 8,094

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2016	$ 7,962	$ 1,517	$ 215,524	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	113	4	1,757	1
Total realized gain (loss) on investments and capital gains distributions	331	156	21,577	(2)
Net unrealized appreciation (depreciation) of investments	(40)	(47)	(6,437)	6
Net increase (decrease) in net assets resulting from operations	404	113	16,897	5
Changes from principal transactions:				
Total unit transactions	(495)	(110)	(22,938)	35
Increase (decrease) in net assets derived from principal transactions	(495)	(110)	(22,938)	35
Total increase (decrease) in net assets	(91)	3	(6,041)	40
Net assets at December 31, 2016	7,871	1,520	209,483	71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	1	1,514	1
Total realized gain (loss) on investments and capital gains distributions	432	232	35,328	20
Net unrealized appreciation (depreciation) of investments	469	31	1,443	38
Net increase (decrease) in net assets resulting from operations	956	264	38,285	59
Changes from principal transactions:				
Total unit transactions	(996)	(182)	(17,608)	397
Increase (decrease) in net assets derived from principal transactions	(996)	(182)	(17,608)	397
Total increase (decrease) in net assets	(40)	82	20,677	456
Net assets at December 31, 2017	$ 7,831	$ 1,602	$ 230,160	$ 527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2016	$ 44	$ 2,698	$ 1,090	$ 61,663
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	48	15	323
Total realized gain (loss) on investments and capital gains distributions	—	(56)	(13)	4,309
Net unrealized appreciation (depreciation) of investments	3	116	41	432
Net increase (decrease) in net assets resulting from operations	3	108	43	5,064
Changes from principal transactions:				
Total unit transactions	(4)	(581)	(161)	(7,740)
Increase (decrease) in net assets derived from principal transactions	(4)	(581)	(161)	(7,740)
Total increase (decrease) in net assets	(1)	(473)	(118)	(2,676)
Net assets at December 31, 2016	43	2,225	972	58,987
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	35	9	273
Total realized gain (loss) on investments and capital gains distributions	2	48	6	8,029
Net unrealized appreciation (depreciation) of investments	6	387	194	4,733
Net increase (decrease) in net assets resulting from operations	10	470	209	13,035
Changes from principal transactions:				
Total unit transactions	(9)	(312)	(45)	(6,391)
Increase (decrease) in net assets derived from principal transactions	(9)	(312)	(45)	(6,391)
Total increase (decrease) in net assets	1	158	164	6,644
Net assets at December 31, 2017	$ 44	$ 2,383	$ 1,136	$ 65,631

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2016	$ 6,902	$ 3,613	$ 12,589	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(1)	227	—
Total realized gain (loss) on investments and capital gains distributions	1,249	523	106	—
Net unrealized appreciation (depreciation) of investments	(194)	336	(390)	—
Net increase (decrease) in net assets resulting from operations	1,069	858	(57)	—
Changes from principal transactions:				
Total unit transactions	(680)	(255)	(1,421)	19
Increase (decrease) in net assets derived from principal transactions	(680)	(255)	(1,421)	19
Total increase (decrease) in net assets	389	603	(1,478)	19
Net assets at December 31, 2016	7,291	4,216	11,111	28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	5	150	1
Total realized gain (loss) on investments and capital gains distributions	990	1,104	28	—
Net unrealized appreciation (depreciation) of investments	(131)	(759)	2,318	7
Net increase (decrease) in net assets resulting from operations	902	350	2,496	8
Changes from principal transactions:				
Total unit transactions	(662)	(546)	(1,068)	14
Increase (decrease) in net assets derived from principal transactions	(662)	(546)	(1,068)	14
Total increase (decrease) in net assets	240	(196)	1,428	22
Net assets at December 31, 2017	$ 7,531	$ 4,020	$ 12,539	$ 50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2016	$ 26,934	$ 16,537	$ 39,307	$ 1,308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	111	141	2
Total realized gain (loss) on investments and capital gains distributions	3,233	1,425	1,651	133
Net unrealized appreciation (depreciation) of investments	(1,992)	(105)	3,257	12
Net increase (decrease) in net assets resulting from operations	1,251	1,431	5,049	147
Changes from principal transactions:				
Total unit transactions	(3,153)	(1,694)	(5,438)	(319)
Increase (decrease) in net assets derived from principal transactions	(3,153)	(1,694)	(5,438)	(319)
Total increase (decrease) in net assets	(1,902)	(263)	(389)	(172)
Net assets at December 31, 2016	25,032	16,274	38,918	1,136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	76	319	5
Total realized gain (loss) on investments and capital gains distributions	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	3,847	1,612	3,319	96
Net increase (decrease) in net assets resulting from operations	7,098	3,267	4,323	125
Changes from principal transactions:				
Total unit transactions	(2,799)	(2,003)	(4,822)	(75)
Increase (decrease) in net assets derived from principal transactions	(2,799)	(2,003)	(4,822)	(75)
Total increase (decrease) in net assets	4,299	1,264	(499)	50
Net assets at December 31, 2017	$ 29,331	$ 17,538	$ 38,419	$ 1,186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2016	$ 1,090	$ 1,451	$ 1,385	$ 23,383
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	9	9	(163)
Total realized gain (loss) on investments and capital gains distributions	77	132	101	2,806
Net unrealized appreciation (depreciation) of investments	(21)	40	88	2,244
Net increase (decrease) in net assets resulting from operations	55	181	198	4,887
Changes from principal transactions:				
Total unit transactions	(165)	(107)	(296)	(2,606)
Increase (decrease) in net assets derived from principal transactions	(165)	(107)	(296)	(2,606)
Total increase (decrease) in net assets	(110)	74	(98)	2,281
Net assets at December 31, 2016	980	1,525	1,287	25,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	12	6	(214)
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)
Net increase (decrease) in net assets resulting from operations	229	263	179	2,434
Changes from principal transactions:				
Total unit transactions	9	143	14	(2,443)
Increase (decrease) in net assets derived from principal transactions	9	143	14	(2,443)
Total increase (decrease) in net assets	238	406	193	(9)
Net assets at December 31, 2017	$ 1,218	$ 1,931	$ 1,480	$ 25,655

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 1,249	$ 5,451	$ 3,014	$ 1,647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(45)	(36)	(10)
Total realized gain (loss) on investments and capital gains distributions	3	394	319	50
Net unrealized appreciation (depreciation) of investments	(10)	(23)	(123)	171
Net increase (decrease) in net assets resulting from operations	13	326	160	211
Changes from principal transactions:				
Total unit transactions	—	(870)	7	182
Increase (decrease) in net assets derived from principal transactions	—	(870)	7	182
Total increase (decrease) in net assets	13	(544)	167	393
Net assets at December 31, 2016	1,262	4,907	3,181	2,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(105)	(39)	(11)
Total realized gain (loss) on investments and capital gains distributions	(1)	153	233	123
Net unrealized appreciation (depreciation) of investments	9	2,137	488	271
Net increase (decrease) in net assets resulting from operations	31	2,185	682	383
Changes from principal transactions:				
Total unit transactions	306	11,396	(454)	135
Increase (decrease) in net assets derived from principal transactions	306	11,396	(454)	135
Total increase (decrease) in net assets	337	13,581	228	518
Net assets at December 31, 2017	$ 1,599	$ 18,488	$ 3,409	$ 2,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2016	$ 2,107	$ 2,155	$ 2,219	$ 1,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	9	(9)	(7)
Total realized gain (loss) on investments and capital gains distributions	214	33	439	181
Net unrealized appreciation (depreciation) of investments	62	(89)	(201)	(65)
Net increase (decrease) in net assets resulting from operations	249	(47)	229	109
Changes from principal transactions:				
Total unit transactions	176	(71)	(335)	(70)
Increase (decrease) in net assets derived from principal transactions	176	(71)	(335)	(70)
Total increase (decrease) in net assets	425	(118)	(106)	39
Net assets at December 31, 2016	2,532	2,037	2,113	1,054
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	10	(10)	(8)
Total realized gain (loss) on investments and capital gains distributions	232	(83)	(10)	66
Net unrealized appreciation (depreciation) of investments	224	690	547	144
Net increase (decrease) in net assets resulting from operations	422	617	527	202
Changes from principal transactions:				
Total unit transactions	(207)	(493)	(422)	133
Increase (decrease) in net assets derived from principal transactions	(207)	(493)	(422)	133
Total increase (decrease) in net assets	215	124	105	335
Net assets at December 31, 2017	$ 2,747	$ 2,161	$ 2,218	$ 1,389

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

    Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

    The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

    At December 31, 2017, the Account had 108 investment divisions (the "Divisions"), 31 of which invest in independently managed mutual funds and 77 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

    The Divisions with asset balances at December 31, 2017 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series®:
  Growth Fund - Class 2
  Growth-Income Fund - Class 2
  International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
  Federated Fund for U.S. Government Securities II - Primary
    Shares
  Federated Government Money Fund II - Service Shares
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Tail Risk Fund II - Primary Shares
  Federated Managed Volatility Fund II

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

PIMCO Variable Insurance Trust:

PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

Pioneer High Yield VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class A

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Multi-Manager Large Cap Core Portfolio - Institutional
Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Service Class

VY® BlackRock Inflation Protected Bond Portfolio -
Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Service
Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Global Real Estate Portfolio - Service Class

Voya Investors Trust: (continued)

VY® Clarion Real Estate Portfolio - Service Class

VY® Franklin Income Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio -
Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service
Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service
Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Service
Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Government Money Market Portfolio - Class S

Voya Partners, Inc.:

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio -
Service Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Emerging Markets Index Portfolio - Class I

Voya Euro STOXX 50® Index Portfolio - Class I

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

The names of certain Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Janus Aspen Series:	**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Institutional Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Oppenheimer Main Street Fund®:	**Oppenheimer Variable Account Funds:**
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2017, the following Divisions were closed to contract owners:

Pioneer Variable Contracts Trust:

Pioneer Emerging Markets VCT Portfolio - Class I

Voya Investors Trust:

VY® FMR® Diversified Mid Cap Portfolio - Institutional Class

VY® FMR® Diversified Mid Cap Portfolio - Service Class

Voya Partners, Inc.:

Voya Solution 2055 Portfolio - Service Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts an annual charge of up to 0.50% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and VRIAC to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue PDSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.19% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 892	$ 1,256
Invesco V.I. Core Equity Fund - Series I Shares	163	284
American Funds Insurance Series:		
Growth Fund - Class 2	704	139
Growth-Income Fund - Class 2	186	—
International Fund - Class 2	129	3
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	328	545
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	4	35
Federated Government Money Fund II - Service Shares	11	64
Federated High Income Bond Fund II - Primary Shares	321	337
Federated Kaufmann Fund II - Primary Shares	124	276
Federated Managed Tail Risk Fund II - Primary Shares	54	512
Federated Managed Volatility Fund II	72	538
Fidelity Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,537	2,591
Fidelity® VIP Growth Portfolio - Initial Class	3,295	2,444
Fidelity® VIP High Income Portfolio - Initial Class	9	18

	Purchases	Sales
	(Dollars in thousands)	
Fidelity Variable Insurance Products (continued):		
Fidelity® VIP Overseas Portfolio - Initial Class	$ 923	$ 497
Fidelity Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,548	4,144
Fidelity® VIP Index 500 Portfolio - Initial Class	674	2,472
Fidelity Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	24	67
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	341	1,038
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	—	—
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	270	225
Oppenheimer Main Street Fund®:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	66	27
Oppenheimer Global Fund/VA	—	—
Oppenheimer Main Street Fund®/VA	11	39
Oppenheimer Main Street Small Cap Fund®/VA	147	225
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	551	834
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	357	1,005
Pioneer High Yield VCT Portfolio - Class I	370	172
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	3,532	7,543
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	5,468	14,015
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	7	245
Voya Global Perspectives® Portfolio - Class I	304	22
Voya High Yield Portfolio - Service Class	1,352	668
Voya Large Cap Growth Portfolio - Institutional Class	10,667	16,549
Voya Large Cap Value Portfolio - Institutional Class	566	1,451
Voya Large Cap Value Portfolio - Service Class	98	676
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	607	984
Voya Retirement Conservative Portfolio - Adviser Class	443	586
Voya Retirement Growth Portfolio - Adviser Class	345	1,223
Voya Retirement Moderate Growth Portfolio - Adviser Class	326	520
Voya Retirement Moderate Portfolio - Adviser Class	498	537
Voya U.S. Stock Index Portfolio - Service Class	4	22
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	22	31
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	146	366
VY® Clarion Global Real Estate Portfolio - Institutional Class	375	462
VY® Clarion Global Real Estate Portfolio - Service Class	58	149
VY® Clarion Real Estate Portfolio - Service Class	354	1,472
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	2,598	11,942
VY® FMR® Diversified Mid Cap Portfolio - Service Class	327	1,612
VY® Franklin Income Portfolio - Service Class	952	1,559
VY® Invesco Growth and Income Portfolio - Service Class	885	635

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	$ 201	$ 372
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,034	1,062
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	358	644
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	482	183
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	7,883	4,664
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,186	888
VY® T. Rowe Price International Stock Portfolio - Service Class	404	383
VY® Templeton Global Growth Portfolio - Service Class	68	103
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	7,504	10,454
Voya Government Money Market Portfolio - Class S	3	1
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,857	2,417
Voya Global Bond Portfolio - Service Class	1	3
Voya Solution 2025 Portfolio - Service Class	2,063	1,294
Voya Solution 2035 Portfolio - Service Class	2,481	851
Voya Solution 2045 Portfolio - Service Class	2,177	917
Voya Solution 2055 Portfolio - Service Class	45	46
Voya Solution Income Portfolio - Service Class	555	950
Voya Solution Moderately Aggressive Portfolio - Service Class	89	79
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,122	1,084
VY® Baron Growth Portfolio - Service Class	1,595	1,000
VY® Columbia Contrarian Core Portfolio - Service Class	450	370
VY® Columbia Small Cap Value II Portfolio - Service Class	133	204
VY® Invesco Comstock Portfolio - Service Class	108	139
VY® Invesco Equity and Income Portfolio - Initial Class	3,964	11,476
VY® JPMorgan Mid Cap Value Portfolio - Service Class	762	619
VY® Oppenheimer Global Portfolio - Initial Class	2,195	8,571
VY® Pioneer High Yield Portfolio - Initial Class	1,273	2,795
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,341	6,724
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	7,578	7,423
VY® Templeton Foreign Equity Portfolio - Initial Class	1,029	1,645
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	495	1,589
Voya Strategic Allocation Growth Portfolio - Class I	742	957
Voya Strategic Allocation Moderate Portfolio - Class I	464	1,405
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class A	204	209
Voya Growth and Income Portfolio - Class I	35,360	26,523
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	495	97
Voya Euro STOXX 50® Index Portfolio - Class I	2	10
Voya Global Equity Portfolio - Class I	324	601
Voya Global Equity Portfolio - Class S	46	83
Voya Index Plus LargeCap Portfolio - Class I	6,392	11,369
Voya Index Plus MidCap Portfolio - Class I	1,558	1,683
Voya Index Plus SmallCap Portfolio - Class I	1,483	1,636
Voya International Index Portfolio - Class I	1,349	2,267

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya International Index Portfolio - Class S	$ 16	$ —
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,175	4,999
Voya Russell™ Large Cap Index Portfolio - Class I	1,392	3,319
Voya Russell™ Large Cap Value Index Portfolio - Class I	1,635	6,138
Voya Russell™ Large Cap Value Index Portfolio - Class S	24	95
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	78	71
Voya Russell™ Mid Cap Index Portfolio - Class I	658	391
Voya Russell™ Small Cap Index Portfolio - Class I	373	252
Voya Small Company Portfolio - Class I	4,370	4,385
Voya U.S. Bond Index Portfolio - Class I	696	364
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	13,234	1,644
Voya MidCap Opportunities Portfolio - Class S	344	642
Voya SmallCap Opportunities Portfolio - Class I	572	314
Voya SmallCap Opportunities Portfolio - Class S	310	384
Wanger Advisors Trust:		
Wanger International	356	822
Wanger Select	458	580
Wanger USA	529	215

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	103,558	109,721	(6,163)	36,136	37,342	(1,206)
Invesco V.I. Core Equity Fund - Series I Shares	142,690	154,561	(11,871)	108,799	108,306	493
American Funds Insurance Series®:						
Growth Fund - Class 2	85,239	49,463	35,776	47,745	51,222	(3,477)
Growth-Income Fund - Class 2	13,529	7,746	5,783	971	2,608	(1,637)
International Fund - Class 2	15,000	9,057	5,943	1,572	801	771
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	47,830	58,405	(10,575)	29,297	15,822	13,475
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	8	1,637	(1,629)	2	20,287	(20,285)
Federated Government Money Fund II - Service Shares	6,619	10,468	(3,849)	20,896	47,360	(26,464)
Federated High Income Bond Fund II - Primary Shares	47,944	41,367	6,577	23,191	66,631	(43,440)
Federated Kaufmann Fund II - Primary Shares	—	12,217	(12,217)	853	9,559	(8,706)
Federated Managed Tail Risk Fund II - Primary Shares	107,325	145,472	(38,147)	35,065	72,512	(37,447)
Federated Managed Volatility Fund II	7,428	25,816	(18,388)	9,647	24,427	(14,780)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	321,689	363,811	(42,122)	45,037	153,142	(108,105)
Fidelity® VIP Growth Portfolio - Initial Class	491,467	490,350	1,117	31,896	108,399	(76,503)
Fidelity® VIP High Income Portfolio - Initial Class	82,970	83,808	(838)	110,315	111,434	(1,119)
Fidelity® VIP Overseas Portfolio - Initial Class	204,826	191,881	12,945	19,900	61,017	(41,117)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,003,342	1,058,094	(54,752)	68,109	320,241	(252,132)
Fidelity® VIP Index 500 Portfolio - Initial Class	5,737	46,232	(40,495)	18,628	89,253	(70,625)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	(6)	2,051	(2,057)	1	2,633	(2,632)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	81,988	108,456	(26,468)	29,566	41,258	(11,692)

Year ended December 31

	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	473	473	—	—	—	—
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	80,621	85,520	(4,899)	7,303	19,969	(12,666)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	267,193	265,477	1,716	582,603	582,501	102
Oppenheimer Global Fund/VA	273	273	—	—	6	(6)
Oppenheimer Main Street Fund®/VA	150,337	151,979	(1,642)	200,603	202,831	(2,228)
Oppenheimer Main Street Small Cap Fund®/VA	43,112	47,860	(4,748)	3,928	28,816	(24,888)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	189,246	210,629	(21,383)	23,972	38,780	(14,808)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	140,138	212,925	(72,787)	17,537	39,973	(22,436)
Pioneer High Yield VCT Portfolio - Class I	61,960	53,151	8,809	8,214	12,250	(4,036)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,009,963	6,160,962	(150,999)	6,108,093	6,462,561	(354,468)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	3,230,806	3,735,367	(504,561)	5,086,415	5,578,706	(492,291)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	205	22,411	(22,206)	26,767	4,371	22,396
Voya Global Perspectives® Portfolio - Class I	36,715	13,514	23,201	9,412	6,427	2,985
Voya High Yield Portfolio - Service Class	155,518	133,873	21,645	37,015	47,128	(10,113)
Voya Large Cap Growth Portfolio - Institutional Class	3,237,926	3,705,637	(467,711)	2,810,978	3,589,084	(778,106)
Voya Large Cap Value Portfolio - Institutional Class	478,877	541,768	(62,891)	29,786	109,840	(80,054)
Voya Large Cap Value Portfolio - Service Class	2,802	36,421	(33,619)	7,313	29,642	(22,329)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,591,005	1,628,824	(37,819)	3,609,602	3,676,278	(66,676)
Voya Retirement Conservative Portfolio - Adviser Class	30,177	47,119	(16,942)	54,166	50,346	3,820
Voya Retirement Growth Portfolio - Adviser Class	2,029	77,606	(75,577)	1,390	19,053	(17,663)
Voya Retirement Moderate Growth Portfolio - Adviser Class	2,315	31,587	(29,272)	19,296	27,793	(8,497)
Voya Retirement Moderate Portfolio - Adviser Class	16,226	35,984	(19,758)	2,219	59,606	(57,387)
Voya U.S. Stock Index Portfolio - Service Class	6	924	(918)	8	835	(827)

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,754	2,705	(951)	8,227	12,572	(4,345)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	13,034	34,685	(21,651)	42,191	35,810	6,381
VY® Clarion Global Real Estate Portfolio - Institutional Class	135,647	146,454	(10,807)	17,560	27,448	(9,888)
VY® Clarion Global Real Estate Portfolio - Service Class	2,551	9,609	(7,058)	9,685	13,686	(4,001)
VY® Clarion Real Estate Portfolio - Service Class	186,933	248,635	(61,702)	65,660	65,204	456
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	9,872,162	10,457,597	(585,435)	1,284,488	1,360,563	(76,075)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	1,943	67,116	(65,173)	11,835	18,123	(6,288)
VY® Franklin Income Portfolio - Service Class	29,677	77,917	(48,240)	29,782	68,352	(38,570)
VY® Invesco Growth and Income Portfolio - Service Class	102,940	95,326	7,614	19,534	21,544	(2,010)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	9,998	17,931	(7,933)	7,719	26,640	(18,921)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	576,441	502,285	74,156	106,474	144,137	(37,663)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,983	25,775	(14,792)	15,344	46,076	(30,732)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	62,908	54,658	8,250	6,841	10,015	(3,174)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	1,377,733	1,321,572	56,161	389,260	279,518	109,742
VY® T. Rowe Price Equity Income Portfolio - Service Class	194,772	205,895	(11,123)	57,960	79,015	(21,055)
VY® T. Rowe Price International Stock Portfolio - Service Class	114,209	108,373	5,836	20,745	38,532	(17,787)
VY® Templeton Global Growth Portfolio - Service Class	4,049	6,838	(2,789)	1,183	1,998	(815)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	6,340,517	6,551,819	(211,302)	23,389,456	23,718,868	(329,412)
Voya Government Money Market Portfolio - Class S	4,215	3,967	248	103,502	103,714	(212)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Initial Class	1,215,602	1,275,778	(60,176)	1,474,390	1,604,807	(130,417)
Voya Global Bond Portfolio - Service Class	14,264	14,408	(144)	347,637	351,148	(3,511)
Voya Solution 2025 Portfolio - Service Class	423,274	386,075	37,199	57,305	32,709	24,596
Voya Solution 2035 Portfolio - Service Class	657,609	580,616	76,993	71,864	86,959	(15,095)
Voya Solution 2045 Portfolio - Service Class	536,612	475,196	61,416	102,228	24,193	78,035
Voya Solution Income Portfolio - Service Class	205,682	235,066	(29,384)	19,699	53,573	(33,874)
Voya Solution Moderately Aggressive Portfolio - Service Class	4,478	3,747	731	31	3,762	(3,731)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	138,243	142,208	(3,965)	55,309	71,021	(15,712)
VY® Baron Growth Portfolio - Service Class	165,279	160,190	5,089	12,501	72,106	(59,605)

| | Year ended December 31 | | | | | |
| | 2017 | | | 2016 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Columbia Contrarian Core Portfolio - Service Class	59,430	61,962	(2,532)	6,179	53,633	(47,454)
VY® Columbia Small Cap Value II Portfolio - Service Class	27,032	32,190	(5,158)	9,327	27,003	(17,676)
VY® Invesco Comstock Portfolio - Service Class	36,345	38,157	(1,812)	3,610	28,951	(25,341)
VY® Invesco Equity and Income Portfolio - Initial Class	416,910	878,204	(461,294)	58,831	601,766	(542,935)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	140,732	147,500	(6,768)	14,876	24,008	(9,132)
VY® Oppenheimer Global Portfolio - Initial Class	2,362,934	2,649,603	(286,669)	2,006,247	2,495,390	(489,143)
VY® Pioneer High Yield Portfolio - Initial Class	4,397,742	4,501,512	(103,770)	7,014,190	7,074,577	(60,387)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	429,677	618,128	(188,451)	67,647	309,968	(242,321)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	2,712,611	2,766,755	(54,144)	2,267,171	2,476,289	(209,118)
VY® Templeton Foreign Equity Portfolio - Initial Class	1,138,096	1,204,671	(66,575)	1,078,609	1,325,829	(247,220)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	988,972	1,029,632	(40,660)	1,541,273	1,587,725	(46,452)
Voya Strategic Allocation Growth Portfolio - Class I	1,423,193	1,429,320	(6,127)	979,872	1,096,160	(116,288)
Voya Strategic Allocation Moderate Portfolio - Class I	1,595,865	1,636,256	(40,391)	1,705,624	1,727,561	(21,937)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	946,383	956,218	(9,835)	892,306	899,205	(6,899)
Voya Growth and Income Portfolio - Class I	9,223,620	9,760,724	(537,104)	9,477,830	10,306,752	(828,922)
Voya Variable Portfolios, Inc.:						
Voya Emerging Markets Index Portfolio - Class I	72,236	36,680	35,556	16,118	11,976	4,142
Voya Euro STOXX 50® Index Portfolio - Class I	54	814	(760)	4,379	4,502	(123)
Voya Global Equity Portfolio - Class I	222,163	250,967	(28,804)	14,084	76,043	(61,959)
Voya Global Equity Portfolio - Class S	2,231	6,501	(4,270)	334	17,732	(17,398)
Voya Index Plus LargeCap Portfolio - Class I	8,827,205	9,061,779	(234,574)	8,734,642	9,080,648	(346,006)
Voya Index Plus MidCap Portfolio - Class I	288,260	306,158	(17,898)	31,444	66,459	(35,015)
Voya Index Plus SmallCap Portfolio - Class I	195,910	212,303	(16,393)	29,500	44,042	(14,542)
Voya International Index Portfolio - Class I	2,467,970	2,515,115	(47,145)	1,018,681	1,113,903	(95,222)
Voya International Index Portfolio - Class S	899	1	898	1,436	174	1,262
Voya Russell™ Large Cap Growth Index Portfolio - Class I	907,478	1,004,903	(97,425)	570,129	702,628	(132,499)
Voya Russell™ Large Cap Index Portfolio - Class I	1,845,645	1,907,311	(61,666)	2,986,272	3,054,564	(68,292)

Year ended December 31

	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Large Cap Value Index Portfolio - Class I	99,928	422,320	(322,392)	119,003	480,726	(361,723)
Voya Russell™ Large Cap Value Index Portfolio - Class S	39	3,123	(3,084)	2,374	16,895	(14,521)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	38,147	37,856	291	2,009	8,436	(6,427)
Voya Russell™ Mid Cap Index Portfolio - Class I	94,004	87,325	6,679	17,226	22,040	(4,814)
Voya Russell™ Small Cap Index Portfolio - Class I	74,483	72,871	1,612	8,638	27,661	(19,023)
Voya Small Company Portfolio - Class I	1,037,360	1,091,271	(53,911)	1,024,875	1,107,846	(82,971)
Voya U.S. Bond Index Portfolio - Class I	135,782	113,358	22,424	66,220	66,790	(570)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	18,876,922	18,110,637	766,285	25,393	75,452	(50,059)
Voya MidCap Opportunities Portfolio - Class S	7,181	25,095	(17,914)	19,717	19,976	(259)
Voya SmallCap Opportunities Portfolio - Class I	124,123	118,651	5,472	37,051	28,052	8,999
Voya SmallCap Opportunities Portfolio - Class S	8,658	19,313	(10,655)	22,264	11,353	10,911
Wanger Advisors Trust:						
Wanger International	180,420	215,000	(34,580)	40,295	45,039	(4,744)
Wanger Select	104,040	119,391	(15,351)	12,514	32,467	(19,953)
Wanger USA	58,699	54,421	4,278	7,681	11,692	(4,011)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2017		11	$19.12	to	$75.07	$647	—	0.10%	to	1.25%	25.71%	to	27.22%
2016		18	$15.21	to	$59.01	$886	—	0.10%	to	1.50%	1.00%	to	2.16%
2015		19	$15.06	to	$57.76	$928	—	0.10%	to	1.25%	3.70%	to	4.90%
2014		19	$14.52	to	$55.06	$906	—	0.10%	to	1.25%	7.08%	to	7.67%
2013		19	$13.56	to	$50.53	$791	0.40%	0.70%	to	1.25%	38.37%	to	39.16%
Invesco V.I. Core Equity Fund - Series I Shares													
2017		77	$16.44	to	$27.62	$1,461	0.99%	0.10%	to	1.50%	11.46%	to	13.07%
2016		89	$14.75	to	$24.63	$1,489	0.77%	0.10%	to	1.50%	8.62%	to	10.16%
2015		88	$13.58	to	$22.55	$1,370	1.11%	0.10%	to	1.50%	-7.18%	to	-5.88%
2014		101	$14.63	to	$24.16	$1,700	0.85%	0.10%	to	1.50%	6.55%	to	7.76%
2013		118	$13.73	to	$22.56	$1,831	1.41%	0.35%	to	1.50%	27.37%	to	28.82%
Growth Fund - Class 2													
2017		44	$15.75	to	$16.43	$713	0.69%	0.10%	to	1.25%	26.71%	to	28.16%
2016		8	$12.43	to	$12.82	$100	0.56%	0.10%	to	1.25%	8.09%	to	9.39%
2015		11	$11.50	to	$11.72	$134	0.89%	0.10%	to	1.25%	5.50%	to	6.74%
2014	12/29/2014	8	$10.90	to	$10.98	90	(a)	0.10%	to	1.25%	(a)		
2013		(a)		(a)		(a)	(a)		(a)		(a)		
Growth-Income Fund - Class 2													
2017		9	$32.45			$295	1.88%	0.10%			22.27%		
2016		3	$26.54			$88	1.20%	0.10%			11.42%		
2015		5	$23.82			$118	1.63%	0.10%			1.36%		
2014		5	$23.50			$128	0.00%	0.10%			—		
2013		5	$20.54			$96	1.96%	0.75%			32.52%		

95

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
International Fund - Class 2													
2017		9			$22.07	$203	1.56%			0.10%			32.00%
2016		3			$16.72	$54	1.79%			0.10%			3.47%
2015		2			$16.16	$40	2.82%			0.10%			-4.66%
2014		2			$16.95	$31	—			0.10%			—
2013		1			$16.83	$22	—			0.75%			20.73%
Calvert VP SRI Balanced Portfolio													
2017		59	$17.79	to	$41.46	$1,519	1.98%	0.10%	to	1.40%	10.44%	to	11.88%
2016		70	$15.68	to	$37.30	$1,605	2.26%	0.10%	to	1.50%	6.24%	to	7.80%
2015		56	$14.64	to	$34.84	$983	0.09%	0.10%	to	1.50%	-3.65%	to	-2.29%
2014		68	$15.07	to	$35.89	$1,232	1.75%	0.10%	to	1.50%	7.98%	to	8.81%
2013		48	$13.85	to	$33.00	$936	1.00%	0.70%	to	1.50%	16.35%	to	17.17%
Federated Fund for U.S. Government Securities II - Primary Shares													
2017		8			$19.95	$156	2.28%			1.40%			0.50%
2016		9			$19.85	$188	3.51%			1.40%			0.20%
2015		30			$19.81	$589	2.79%			1.40%			-0.90%
2014		35			$19.99	$701	2.84%			1.40%			3.15%
2013		40			$19.38	$779	3.50%			1.40%			-3.44%
Federated Government Money Fund II - Service Shares													
2017		40	$9.09	to	$12.13	$484	—	1.25%	to	1.40%	-1.06%	to	-0.98%
2016		44	$9.18	to	$12.26	$537	—	1.25%	to	1.40%	-1.37%	to	-1.29%
2015		70	$9.30	to	$12.43	$873	—	1.25%	to	1.40%	-1.43%	to	-1.17%
2014		79	$9.41	to	$12.61	$998	—	1.25%	to	1.40%	-1.41%	to	-1.26%
2013		85	$9.53	to	$12.79	$1,080	—	1.25%	to	1.40%	-1.39%	to	-1.24%
Federated High Income Bond Fund II - Primary Shares													
2017		71	$11.25	to	$36.89	$1,806	6.73%	0.10%	to	1.50%	5.44%	to	6.77%
2016		65	$10.74	to	$34.93	$1,822	7.69%	0.10%	to	1.40%	13.22%	to	14.02%
2015		108	$9.44	to	$30.81	$3,031	6.03%	0.70%	to	1.50%	-3.97%	to	-3.76%
2014		120	$9.83	to	$32.02	$3,632	6.08%	1.25%	to	1.50%	1.27%	to	1.39%
2013		127	$30.71	to	$31.58	$3,906	6.90%	1.25%	to	1.40%	5.50%	to	5.65%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Federated Kaufmann Fund II - Primary Shares												
2017	46		$24.48		$1,118	—		1.40%			26.58%	
2016	58		$19.34		$1,119	—		1.40%			2.22%	
2015	67		$18.92		$1,260	—		1.40%			4.88%	
2014	96		$18.04		$1,734	—		1.40%			8.15%	
2013	116		$16.68		$1,940	—		1.40%			38.19%	
Federated Managed Tail Risk Fund II - Primary Shares												
2017	146	$11.85	to	$12.70	$1,855	1.65%	1.25%	to	1.40%	9.39%	to	9.62%
2016	184	$10.81	to	$11.61	$2,137	1.77%	1.25%	to	1.40%	-5.38%	to	-5.26%
2015	222	$11.41	to	$12.27	$2,722	1.79%	1.25%	to	1.40%	-7.74%	to	-7.61%
2014	282	$12.35	to	$13.30	$3,751	1.77%	1.25%	to	1.40%	-2.35%	to	-2.22%
2013	354	$12.63	to	$13.62	$4,813	1.03%	1.25%	to	1.40%	14.84%	to	15.03%
Federated Managed Volatility Fund II												
2017	53	$29.81	to	$30.83	$1,566	4.04%	1.25%	to	1.40%	16.49%	to	16.65%
2016	71	$25.59	to	$26.43	$1,816	4.80%	1.25%	to	1.40%	6.18%	to	6.32%
2015	86	$24.10	to	$24.86	$2,066	4.54%	1.25%	to	1.40%	-8.85%	to	-8.70%
2014	99	$26.44	to	$27.23	$2,607	3.29%	1.25%	to	1.40%	2.44%	to	2.60%
2013	113	$25.81	to	$26.54	$2,920	2.94%	1.25%	to	1.40%	20.05%	to	20.25%
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2017	317	$20.44	to	$47.49	$9,804	1.69%	0.10%	to	1.50%	11.20%	to	12.81%
2016	360	$18.23	to	$42.38	$10,017	2.06%	0.10%	to	1.50%	16.25%	to	17.92%
2015	468	$15.56	to	$36.18	$11,270	1.27%	0.10%	to	1.50%	-5.39%	to	-4.11%
2014	2,027	$16.31	to	$40.39	$53,810	2.71%	0.10%	to	1.75%	6.78%	to	8.35%
2013	2,355	$15.11	to	$37.68	$58,115	2.50%	0.35%	to	1.75%	25.92%	to	27.71%
Fidelity® VIP Growth Portfolio - Initial Class												
2017	433	$23.90	to	$50.11	$14,072	0.22%	0.10%	to	1.50%	33.15%	to	35.05%
2016	432	$17.81	to	$37.36	$10,441	0.04%	0.10%	to	1.50%	-0.71%	to	0.70%
2015	509	$17.79	to	$37.34	$12,603	0.25%	0.10%	to	1.50%	5.60%	to	7.04%
2014	595	$16.72	to	$35.11	$13,536	0.20%	0.10%	to	1.50%	9.65%	to	10.93%
2013	557	$15.13	to	$31.78	$11,910	0.29%	0.35%	to	1.50%	34.31%	to	35.85%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class												
2017	9	$17.46	to	$21.01	$158	5.24%	0.80%	to	1.25%	5.56%	to	6.06%
2016	9	$16.54	to	$19.81	$165	5.17%	0.80%	to	1.25%	13.21%	to	13.72%
2015	11	$14.61	to	$17.42	$163	6.84%	0.80%	to	1.25%	-4.82%	to	-4.39%
2014	12	$15.35	to	$18.22	$188	5.49%	0.80%	to	1.25%	-0.13%	to	0.33%
2013	13	$15.37	to	$18.16	$213	5.32%	0.80%	to	1.25%	4.63%	to	5.09%
Fidelity® VIP Overseas Portfolio - Initial Class												
2017	175	$13.62	to	$29.20	$3,436	1.57%	0.10%	to	1.50%	28.34%	to	30.19%
2016	162	$10.53	to	$22.58	$2,353	1.29%	0.10%	to	1.50%	-6.47%	to	-5.20%
2015	204	$11.17	to	$23.97	$3,092	1.30%	0.10%	to	1.50%	2.07%	to	3.53%
2014	230	$10.85	to	$23.30	$3,390	1.29%	0.10%	to	1.50%	-9.42%	to	-8.40%
2013	260	$11.89	to	$25.54	$4,196	1.33%	0.35%	to	1.50%	28.51%	to	29.95%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2017	986	$22.75	to	$73.79	$36,495	1.00%	0.10%	to	1.50%	20.07%	to	21.73%
2016	1,041	$18.80	to	$61.00	$32,434	0.72%	0.10%	to	1.50%	6.41%	to	7.93%
2015	1,293	$17.53	to	$56.91	$38,170	1.03%	0.10%	to	1.50%	-0.83%	to	0.55%
2014	1,459	$17.53	to	$56.95	$42,294	0.91%	0.10%	to	1.50%	10.28%	to	11.54%
2013	1,581	$15.77	to	$51.26	$44,181	0.59%	0.35%	to	1.50%	29.34%	to	30.84%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2017	384	$45.48	to	$53.06	$20,011	1.77%	1.25%	to	1.40%	20.02%	to	20.19%
2016	425	$37.84	to	$44.21	$18,448	1.37%	1.25%	to	1.40%	10.30%	to	10.48%
2015	496	$34.25	to	$40.08	$19,508	1.98%	1.25%	to	1.40%	-0.10%	to	0.06%
2014	534	$34.23	to	$40.12	$21,031	1.53%	1.25%	to	1.40%	12.00%	to	12.16%
2013	633	$30.52	to	$35.82	$22,227	1.87%	1.25%	to	1.40%	30.40%	to	30.59%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2017	17	$23.73			$410	2.33%	1.40%			2.77%		
2016	19	$23.09			$446	2.27%	1.40%			3.26%		
2015	22	$22.36			$491	2.53%	1.40%			-1.97%		
2014	24	$22.81			$536	2.15%	1.40%			4.35%		
2013	27	$21.86			$582	2.17%	1.40%			-3.15%		

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Franklin Small Cap Value VIP Fund - Class 2						
2017	69	$22.80 to $38.96	$2,097	0.48%	0.10% to 1.50%	8.99% to 10.53%
2016	96	$20.75 to $35.47	$2,745	0.81%	0.10% to 1.50%	28.26% to 30.05%
2015	107	$16.05 to $27.45	$2,294	0.60%	0.10% to 1.50%	-8.78% to -7.46%
2014	125	$17.45 to $29.86	$2,999	0.59%	0.10% to 1.50%	-0.92% to -0.11%
2013	133	$17.47 to $29.92	$3,461	1.34%	0.70% to 1.50%	34.24% to 35.26%
Janus Henderson Balanced Portfolio - Institutional Shares						
2017	—	$21.65	$10	1.62%	1.00%	17.22%
2016	—	$18.47	$9	2.19%	1.00%	3.59%
2015	—	$17.83	$8	—	1.00%	-0.39%
2014	—	$17.90	$8	—	1.00%	7.44%
2013	—	$16.66	$8	—	1.00%	—
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC						
2017	74	$20.57 to $26.08	$1,720	0.60%	0.10% to 1.50%	5.25% to 6.73%
2016	79	$19.39 to $24.59	$1,735	0.47%	0.10% to 1.50%	14.66% to 16.28%
2015	92	$16.77 to $24.42	$1,746	0.58%	0.10% to 1.50%	-5.21% to -3.87%
2014	103	$17.55 to $25.62	$2,038	0.44%	0.10% to 1.50%	9.87% to 11.11%
2013	111	$15.85 to $23.19	$2,031	0.41%	0.35% to 1.50%	28.34% to 29.91%
Oppenheimer Discovery Mid Cap Growth Fund/VA						
2017	8	$19.75 to $25.74	$179	—	0.80% to 1.25%	27.17% to 27.74%
2016	7	$15.53 to $20.15	$115	—	0.80% to 1.25%	1.04% to 1.51%
2015	7	$15.37 to $19.85	$114	—	0.80% to 1.25%	5.27% to 5.75%
2014	12	$14.60 to $18.77	$193	—	0.80% to 1.25%	4.51% to 4.98%
2013	29	$13.97 to $17.88	$426	—	0.80% to 1.25%	34.20% to 34.84%
Oppenheimer Global Fund/VA						
2017	—	$22.31	$6	0.94%	1.00%	35.29%
2016	—	$16.49	$5	1.00%	1.00%	-0.90%
2015	—	$16.64	$5	—	1.00%	2.91%
2014	1	$16.17	$23	—	1.00%	1.25%
2013	1	$15.97	$23	—	1.00%	—

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Oppenheimer Main Street Fund®/VA									
2017	14	$20.64	to $25.29	$313	1.27%	0.80%	to 1.25%	15.44%	to 15.96%
2016	16	$17.88	to $21.81	$302	1.11%	0.80%	to 1.25%	10.23%	to 10.71%
2015	18	$16.22	to $19.70	$314	0.92%	0.80%	to 1.25%	2.01%	to 2.55%
2014	20	$15.90	to $19.21	$338	0.89%	0.80%	to 1.25%	9.35%	to 9.77%
2013	22	$14.54	to $17.50	$337	0.96%	0.80%	to 1.25%	30.17%	to 30.69%
Oppenheimer Main Street Small Cap Fund®/VA									
2017	35	$25.18	to $29.69	$993	0.89%	0.10%	to 1.25%	12.74%	to 14.05%
2016	40	$22.21	to $26.21	$996	0.43%	0.10%	to 1.25%	16.60%	to 17.92%
2015	65	$18.95	to $22.37	$1,352	0.92%	0.10%	to 1.25%	-7.06%	to -5.99%
2014	55	$20.28	to $23.95	$1251	0.79%	0.10%	to 1.50%	10.25%	to 11.18%
2013	50	$18.24	to $21.55	$1,033	1.00%	0.70%	to 1.50%	38.93%	to 39.98%
PIMCO Real Return Portfolio - Administrative Class									
2017	147	$12.99	to $16.01	$2,115	2.41%	0.10%	to 1.25%	2.33%	to 3.52%
2016	168	$12.62	to $15.56	$2,374	2.29%	0.10%	to 1.25%	3.91%	to 5.12%
2015	183	$12.08	to $14.91	$2,482	3.90%	0.10%	to 1.50%	-4.14%	to -2.83%
2014	211	$12.51	to $15.44	$3,002	1.49%	0.10%	to 1.50%	1.57%	to 2.37%
2013	255	$12.22	to $15.09	$3,588	1.07%	0.70%	to 1.50%	-10.58%	to -9.82%
Pioneer High Yield VCT Portfolio - Class I									
2017	41	$17.99	to $20.90	$795	4.86%	0.10%	to 1.50%	5.60%	to 7.11%
2016	33	$16.89	to $19.63	$581	5.13%	0.10%	to 1.50%	12.48%	to 14.12%
2015	37	$14.89	to $17.32	$584	4.72%	0.10%	to 1.50%	-5.37%	to -4.05%
2014	69	$15.61	to $18.16	$1,154	5.26%	0.10%	to 1.50%	-1.41%	to -0.57%
2013	37	$15.70	to $18.28	$634	5.55%	0.70%	to 1.50%	10.38%	to 11.27%
Voya Balanced Portfolio - Class I									
2017	1561	$14.48	to $60.83	$56,439	2.61%	0.10%	to 2.25%	12.16%	to 14.64%
2016	1712	$12.91	to $53.52	$54,205	1.78%	0.10%	to 2.25%	5.47%	to 7.68%
2015	2066	$12.24	to $50.11	$58,918	1.99%	0.10%	to 2.25%	-4.08%	to -1.92%
2014	2364	$12.76	to $51.54	$68,867	1.64%	0.10%	to 2.25%	3.82%	to 5.46%
2013	2686	$12.29	to $48.98	$74,157	2.12%	0.35%	to 2.25%	14.11%	to 16.24%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Intermediate Bond Portfolio - Class I										
2017		3,660	$9.97	to $115.70	$83,897	3.37%	0.10%	to 2.25%	2.69%	to 4.96%
2016		4,164	$14.31	to $111.36	$91,044	2.32%	0.10%	to 2.25%	1.98%	to 4.20%
2015		4,656	$13.81	to $107.92	$98,386	3.45%	0.10%	to 2.25%	-1.63%	to 0.48%
2014		4,837	$13.83	to $108.47	$103,349	3.22%	0.10%	to 2.25%	4.32%	to 6.30%
2013		5,191	$13.05	to $102.81	$105,513	3.30%	0.35%	to 2.25%	-2.36%	to -0.45%
Voya Global Perspectives® Portfolio - Class A										
2017		15	$11.77	to $11.98	$173	1.90%	0.95%	to 1.40%	13.06%	to 13.55%
2016		37	$10.41	to $10.55	$385	3.35%	0.95%	to 1.40%	4.94%	to 5.50%
2015		14	$9.92	to $10.00	$143	2.46%	0.95%	to 1.40%	-4.98%	to -4.58%
2014	2/28/2014	17	$10.44	to $10.48 (a)	$182	(a)	0.95%	to 1.40% (a)	(a)	
2013		(a)	(a)		(a)	(a)			(a)	
Voya Global Perspectives® Portfolio - Class I										
2017		30	$11.79	to $12.10	$368	0.98%	0.10%	to 0.80%	14.02%	to 14.91%
2016		7	$10.21	to $10.53	$76	2.84%	0.10%	to 1.25%		6.69%
2015		4	9.87		$42	2.11%	0.10%	to 0.10%		-3.42%
2014	11/3/2014	5	$10.13	to $10.22	$53	(a)	0.10%	to 1.50% (a)	(a)	
2013		(a)	(a)		(a)	(a)			(a)	
Voya High Yield Portfolio - Service Class										
2017		212	$19.46	to $21.61	$4,333	6.60%	0.10%	to 1.40%	4.72%	to 6.10%
2016		191	$18.45	to $20.50	$3,679	6.41%	0.10%	to 1.40%	12.99%	to 14.50%
2015		201	$16.21	to $18.03	$3,420	5.41%	0.10%	to 1.40%	-3.38%	to -2.13%
2014		250	$16.66	to $18.53	$4,416	6.35%	0.10%	to 1.40%	-0.23%	to 0.48%
2013		250	$16.58	to $18.46	$4,441	5.97%	0.70%	to 1.40%	4.11%	to 4.87%
Voya Large Cap Growth Portfolio - Institutional Class										
2017		3945	$23.66	to $36.89	$127,168	0.64%	0.10%	to 1.90%	27.27%	to 29.61%
2016		4413	$18.51	to $28.70	$110,998	0.55%	0.10%	to 1.90%	1.99%	to 3.85%
2015		5191	$18.07	to $27.87	$127,018	0.56%	0.10%	to 1.90%	4.36%	to 6.27%
2014		5880	$17.24	to $26.45	$137,277	0.43%	0.10%	to 1.90%	11.48%	to 13.20%
2013		5464	$15.41	to $23.50	$115,292	0.76%	0.35%	to 1.90%	28.67%	to 30.56%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Institutional Class												
2017	432	$15.51	to	$21.87	$7,848	2.39%	0.10%	to	1.50%	11.82%	to	13.43%
2016	495	$13.87	to	$19.28	$7,923	2.29%	0.10%	to	1.50%	12.22%	to	13.75%
2015	575	$12.36	to	$16.95	$8,185	1.74%	0.10%	to	1.50%	-5.86%	to	-4.56%
2014	709	$13.13	to	$17.76	$10,688	2.16%	0.10%	to	1.50%	8.42%	to	9.69%
2013	571	$12.11	to	$16.05	$7,884	2.04%	0.35%	to	1.50%	28.97%	to	30.46%
Voya Large Cap Value Portfolio - Service Class												
2017	118	$18.57	to	$19.16	$2,230	2.03%	0.95%	to	1.40%	11.67%	to	12.11%
2016	152	$16.63	to	$17.09	$2,561	2.08%	0.95%	to	1.40%	11.99%	to	12.51%
2015	174	$14.59	to	$15.19	$2,617	2.14%	0.95%	to	1.75%	-6.35%	to	-5.53%
2014	88	$15.80	to	$16.08	$1,401	1.60%	0.95%	to	1.40%	8.22%	to	8.65%
2013	134	$14.60	to	$14.80	$1,976	1.76%	0.95%	to	1.40%	28.86%	to	29.37%
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class												
2017	329	$19.30	to	$24.11	$7,614	1.07%	0.10%	to	2.25%	19.06%	to	21.62%
2016	367	$16.21	to	$20.00	$7,064	2.12%	0.10%	to	2.25%	6.36%	to	8.66%
2015	433	$15.24	to	$18.56	$7,762	0.96%	0.10%	to	2.25%	-2.56%	to	-0.41%
2014	500	$15.18	to	$18.80	$9,091	1.21%	0.10%	to	2.25%	12.76%	to	14.41%
2013	580	$13.62	to	$16.46	$9,272	0.96%	0.75%	to	2.25%	27.72%	to	29.79%
Voya Retirement Conservative Portfolio - Adviser Class												
2017	211	$12.28	to	$12.70	$2,634	1.33%	0.95%	to	1.45%	6.21%	to	6.72%
2016	228	$11.56	to	$11.90	$2,671	1.46%	0.95%	to	1.45%	3.12%	to	3.66%
2015	224	$11.21	to	$11.48	$2,542	1.55%	0.95%	to	1.45%	-2.26%	to	-1.71%
2014	258	$11.49	to	$11.68	$2,993	2.87%	0.95%	to	1.40%	4.45%	to	4.85%
2013	316	$11.00	to	$11.14	$3,496	3.65%	0.95%	to	1.40%	2.90%	to	3.44%
Voya Retirement Growth Portfolio - Adviser Class												
2017	216	$14.63	to	$16.60	$3,476	1.56%	0.95%	to	1.40%	15.02%	to	15.60%
2016	291	$12.72	to	$14.36	$4,078	2.18%	0.95%	to	1.40%	5.82%	to	6.29%
2015	309	$12.02	to	$13.51	$4,082	1.73%	0.95%	to	1.40%	-3.46%	to	-2.95%
2014	329	$12.44	to	$13.92	$4,491	1.51%	0.95%	to	1.40%	3.84%	to	4.27%
2013	395	$11.98	to	$13.35	$5,195	1.97%	0.95%	to	1.40%	16.98%	to	17.52%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Growth Portfolio - Adviser Class												
2017	208	$14.17	to	$16.31	$3,250	1.84%	0.95%	to	1.45%	12.84%	to	13.50%
2016	237	$12.55	to	$14.37	$3,289	2.13%	0.95%	to	1.45%	5.30%	to	5.82%
2015	245	$11.91	to	$13.58	$3,257	1.56%	0.95%	to	1.45%	-3.02%	to	-2.58%
2014	269	$12.28	to	$13.94	$3,679	1.65%	0.95%	to	1.40%	4.21%	to	4.73%
2013	331	$11.78	to	$13.31	$4,340	2.12%	0.95%	to	1.40%	14.04%	to	14.64%
Voya Retirement Moderate Portfolio - Adviser Class												
2017	264	$13.18	to	$15.21	$3,924	1.66%	0.95%	to	1.40%	10.23%	to	10.78%
2016	283	$11.95	to	$13.73	$3,805	1.93%	0.95%	to	1.40%	4.24%	to	4.81%
2015	341	$11.46	to	$13.10	$4,363	0.85%	0.95%	to	1.40%	-2.96%	to	-2.53%
2014	398	$11.81	to	$13.44	$5,251	2.90%	0.95%	to	1.40%	3.72%	to	4.27%
2013	453	$11.38	to	$12.89	$5,774	2.71%	0.95%	to	1.40%	8.48%	to	8.96%
Voya U.S. Stock Index Portfolio - Service Class												
2017	3	26.36			$68	1.38%	0.75%			20.31%		
2016	4	21.91			$77	1.67%	0.75%			10.49%		
2015	4	19.83			$86	1.16%	0.75%			0.15%		
2014	4	19.8			$87	1.18%	0.75%			12.24%		
2013	5	17.64			$82	1.32%	0.75%			30.76%		
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2017	23	$11.81			$269	1.58%	0.75%			1.90%		
2016	24	$11.59			$275	0.00%	0.75%			3.21%		
2015	28	$11.23			$315	1.25%	0.75%			-3.11%		
2014	28	$11.59			$325	1.54%	0.75%			2.02%		
2013	29	$11.36			$325	—	0.75%			-9.19%		
VY® BlackRock Inflation Protected Bond Portfolio - Service Class												
2017	175	$10.09	to	$10.40	$1,785	1.23%	0.95%	to	1.40%	1.00%	to	1.46%
2016	197	$9.99	to	$10.25	$1,983	—	0.95%	to	1.40%	2.25%	to	2.71%
2015	190	$9.77	to	$9.98	$1,874	1.28%	0.95%	to	1.40%	-4.03%	to	-3.57%
2014	214	$10.18	to	$10.35	$2,195	1.28%	0.95%	to	1.40%	1.09%	to	1.57%
2013	277	$10.07	to	$10.19	$2,803	—	0.95%	to	1.40%	-9.93%	to	-9.58%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® Clarion Global Real Estate Portfolio - Institutional Class						
2017	118	$14.55 to $16.29	$1,816	3.72%	0.10% to 1.25%	9.40% to 10.67%
2016	129	$13.30 to $14.72	$1,795	1.36%	0.10% to 1.25%	-0.37% to 0.82%
2015	139	$13.35 to $14.60	$1,926	3.00%	0.10% to 1.25%	-2.63% to -1.55%
2014	156	$13.71 to $14.83	$2,211	1.34%	0.10% to 1.25%	12.65% to 13.32%
2013	146	$12.17 to $12.54	$1,815	5.80%	0.70% to 1.25%	2.61% to 3.21%
VY® Clarion Global Real Estate Portfolio - Service Class						
2017	43	$15.10 to $15.92	$668	3.32%	0.95% to 1.40%	8.95% to 9.42%
2016	50	$13.86 to $14.55	$714	1.17%	0.95% to 1.40%	-0.79% to -0.34%
2015	54	$13.97 to $14.60	$774	3.06%	0.95% to 1.40%	-3.05% to -2.60%
2014	67	$14.41 to $14.99	$988	1.13%	0.95% to 1.40%	12.31% to 12.79%
2013	86	$12.83 to $13.29	$1,129	5.39%	0.95% to 1.40%	2.23% to 2.70%
VY® Clarion Real Estate Portfolio - Service Class						
2017	164	$17.84 to $21.14	$3,308	1.96%	0.10% to 1.25%	3.84% to 5.07%
2016	226	$17.18 to $20.12	$4,327	1.49%	0.10% to 1.25%	2.94% to 4.14%
2015	225	$16.29 to $19.32	$4,168	1.24%	0.10% to 1.50%	1.43% to 2.82%
2014	255	$16.06 to $18.79	$4,564	1.16%	0.10% to 1.50%	28.20% to 28.98%
2013	202	$12.80 to $14.39	$2,704	1.36%	0.70% to 1.25%	0.79% to 1.31%
VY® Franklin Income Portfolio - Service Class						
2017	294	$14.17 to $17.75	$4,851	4.49%	0.95% to 1.40%	8.79% to 9.30%
2016	342	$13.02 to $16.24	$5,178	6.48%	0.95% to 1.40%	14.01% to 14.61%
2015	381	$11.42 to $14.17	$5,050	4.70%	0.95% to 1.40%	-7.69% to -7.26%
2014	432	$12.37 to $15.28	$6,191	3.74%	0.95% to 1.75%	3.19% to 4.02%
2013	431	$11.95 to $14.69	$6,040	5.17%	0.95% to 1.75%	12.64% to 13.52%
VY® Invesco Growth and Income Portfolio - Service Class						
2017	62	$22.32 to $24.95	$1,449	2.25%	0.10% to 1.25%	12.44% to 13.80%
2016	54	$19.74 to $22.07	$1,125	1.92%	0.10% to 1.50%	18.18% to 19.80%
2015	56	$16.58 to $18.54	$978	3.27%	0.10% to 1.50%	-4.41% to -3.06%
2014	58	$17.20 to $19.24	$1,041	1.23%	0.10% to 1.50%	8.48% to 9.35%
2013	65	$15.73 to $17.61	$1,080	1.55%	0.70% to 1.50%	31.89% to 32.97%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2017	84	$22.75	to	$23.17	$1,904	0.70%	1.25%	to	1.40%	41.39%	to	41.54%
2016	91	$16.09	to	$16.36	$1,475	1.57%	1.25%	to	1.40%	11.66%	to	11.83%
2015	110	$14.41	to	$14.63	$1,593	1.52%	1.25%	to	1.40%	-16.75%	to	-16.64%
2014	136	$17.31	to	$17.55	$2,362	0.90%	1.25%	to	1.40%	-0.29%	to	-0.11%
2013	294	$13.41	to	$17.57	$4,523	1.10%	0.95%	to	1.40%	-6.82%	to	-6.40%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class												
2017	569	$14.34	to	$29.28	$10,098	0.45%	0.10%	to	1.50%	40.90%	to	42.79%
2016	495	$10.10	to	$20.63	$6,373	1.15%	0.10%	to	1.50%	11.24%	to	12.90%
2015	532	$9.00	to	$18.40	$6,190	1.23%	0.10%	to	1.50%	-17.04%	to	-15.91%
2014	563	$10.77	to	$22.02	$7,745	1.04%	0.10%	to	1.50%	-0.58%	to	0.28%
2013	349	$10.74	to	$21.98	$6,281	0.79%	0.70%	to	1.50%	-7.12%	to	-6.45%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2017	95	$20.07	to	$32.51	$2,657	0.68%	0.95%	to	1.40%	14.23%	to	14.75%
2016	110	$17.56	to	$28.33	$2,720	0.70%	0.95%	to	1.40%	20.19%	to	20.76%
2015	141	$14.61	to	$23.46	$2,711	0.51%	0.95%	to	1.40%	-4.82%	to	-4.36%
2014	150	$15.35	to	$24.53	$3,194	0.57%	0.95%	to	1.40%	7.07%	to	7.59%
2013	157	$14.33	to	$22.80	$3,107	0.94%	0.95%	to	1.75%	36.92%	to	38.01%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class												
2017	52	$26.63	to	$32.03	$1,540	0.43%	0.10%	to	1.25%	14.12%	to	15.40%
2016	44	$23.20	to	$27.93	$1,130	0.46%	0.10%	to	1.25%	20.05%	to	21.49%
2015	47	$19.22	to	$23.14	$998	0.19%	0.10%	to	1.50%	-5.11%	to	-3.76%
2014	48	$20.09	to	$24.21	$1,091	0.33%	0.10%	to	1.50%	7.01%	to	7.61%
2013	35	$18.67	to	$22.51	$749	0.84%	0.70%	to	1.25%	37.17%	to	37.99%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class												
2017	1683	$18.08	to	$27.92	$39,208	1.25%	0.10%	to	1.50%	13.40%	to	14.97%
2016	1626	$15.94	to	$24.44	$33,131	1.39%	0.10%	to	1.50%	6.47%	to	7.90%
2015	1516	$14.97	to	$22.79	$29,174	1.33%	0.10%	to	1.50%	3.65%	to	5.14%
2014	1428	$14.43	to	$21.82	$26,434	1.35%	0.10%	to	1.50%	10.49%	to	11.35%
2013	1301	$13.06	to	$19.60	$22,726	1.17%	0.70%	to	1.50%	20.31%	to	21.33%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Service Class												
2017	263	$18.74	to	$30.99	$6,132	2.07%	0.10%	to	1.40%	14.62%	to	16.09%
2016	274	$16.35	to	$26.86	$5,532	2.19%	0.10%	to	1.50%	17.01%	to	18.66%
2015	295	$13.96	to	$22.79	$5,095	2.04%	0.10%	to	1.50%	-8.28%	to	-6.97%
2014	319	$15.21	to	$24.66	$5,965	1.78%	0.10%	to	1.50%	5.86%	to	6.68%
2013	383	$14.36	to	$23.12	$6,855	1.71%	0.70%	to	1.50%	27.82%	to	28.88%
VY® T. Rowe Price International Stock Portfolio - Service Class												
2017	169	$13.25	to	$20.47	$2,702	1.17%	0.10%	to	1.40%	26.07%	to	27.77%
2016	164	$10.51	to	$16.13	$2,111	1.39%	0.10%	to	1.40%	0.47%	to	1.82%
2015	181	$10.46	to	$15.95	$2,301	0.98%	0.10%	to	1.40%	-2.37%	to	-1.08%
2014	199	$10.64	to	$16.22	$2,586	1.12%	0.10%	to	1.45%	-2.57%	to	-1.85%
2013	232	$10.84	to	$16.53	$3,113	1.02%	0.70%	to	1.45%	12.69%	to	13.63%
VY® Templeton Global Growth Portfolio - Service Class												
2017	26	$14.81	to	$15.62	$390	1.52%	0.95%	to	1.40%	16.61%	to	17.09%
2016	28	$12.70	to	$13.34	$371	3.55%	0.95%	to	1.40%	9.29%	to	9.88%
2015	29	$11.62	to	$12.14	$348	2.99%	0.95%	to	1.40%	-8.86%	to	-8.45%
2014	35	$12.75	to	$13.26	$456	1.38%	0.95%	to	1.40%	-4.14%	to	-3.70%
2013	41	$13.30	to	$13.77	$562	1.32%	0.95%	to	1.40%	28.88%	to	29.42%
Voya Government Money Market Portfolio - Class I												
2017	2,734	$9.32	to	$15.57	$33,570	0.57%	0.10%	to	1.90%	-1.27%	to	0.49%
2016	2,945	$9.44	to	$15.59	$36,520	0.08%	0.10%	to	1.90%	-1.77%	to	0.10%
2015	3,275	$9.61	to	$15.68	$41,143	—	0.10%	to	1.90%	-1.84%	to	-0.10%
2014	3,740	$9.71	to	$15.80	$47,372	—	0.10%	to	1.90%	-1.90%	to	-0.40%
2013	4,149	$9.77	to	$15.92	$52,709	—	0.35%	to	1.90%	-1.74%	to	-0.30%
Voya Government Money Market Portfolio - Class S												
2017	5	9.46			$44	0.44%			0.75%			-0.32%
2016	4	9.49			$42	—			0.75%			-0.63%
2015	5	9.55			$44	—			0.75%			-0.73%
2014	5	9.62			$45	—			0.75%			-0.82%
2013	8	9.7			$77	—			0.75%			-0.72%

106

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Global Bond Portfolio - Initial Class							
2017		1,179	$12.96 to $15.59	$17,251	2.53%	0.10% to 2.25%	7.20% to 9.56%
2016		1,239	$12.09 to $14.32	$16,720	1.77%	0.10% to 2.25%	3.96% to 6.19%
2015		1,370	$11.53 to $13.58	$17,581	—	0.10% to 2.25%	-6.44% to -4.42%
2014		1,659	$12.13 to $14.31	$22,507	0.82%	0.10% to 2.25%	-1.82%
2013		1,927	$12.17 to $14.37	$26,454	2.03%	0.35% to 2.25%	-6.15% to -4.31%
Voya Global Bond Portfolio - Service Class							
2017		2	14.17	$23	2.33%	1.25%	7.92%
2016		2	13.13	$23	0.84%	1.25%	4.70%
2015		5	12.54	$66	—	1.25%	-5.64%
2014		6	13.29	$79	—	1.25%	-1.12%
2013		7	13.44	$95	1.72%	1.25%	-5.49%
Voya Solution 2025 Portfolio - Service Class							
2017		332	$16.44 to $18.37	$5,600	1.86%	0.35% to 1.50%	13.61% to 14.83%
2016		295	$14.36 to $16.05	$4,353	2.02%	0.35% to 1.50%	4.26% to 5.55%
2015		270	$13.65 to $15.27	$3,800	3.40%	0.10% to 1.50%	-1.54% to -0.43%
2014		276	$13.76 to $15.40	$3,909	2.12%	0.35% to 1.50%	3.99% to 5.22%
2013		255	$13.13 to $14.70	$3,450	2.22%	0.35% to 1.50%	14.56% to 15.90%
Voya Solution 2035 Portfolio - Service Class							
2017		552	$17.53 to $19.92	$9,953	1.59%	0.10% to 1.25%	17.92% to 19.32%
2016		475	$14.78 to $16.80	$7,192	1.97%	0.10% to 1.25%	4.97% to 6.11%
2015		490	$14.01 to $15.93	$7,035	3.12%	0.10% to 1.25%	-1.76% to -0.54%
2014		476	$14.18 to $15.37	$6,894	2.01%	0.10% to 1.25%	4.34% to 5.29%
2013		444	$13.51 to $15.38	$6,162	1.91%	0.35% to 1.50%	18.89% to 19.98%
Voya Solution 2045 Portfolio - Service Class							
2017		424	$17.89 to $20.74	$7,803	1.13%	0.10% to 1.25%	19.74% to 21.13%
2016		362	$14.86 to $17.23	$5,515	1.67%	0.10% to 1.50%	4.85% to 6.29%
2015		284	$14.06 to $16.32	$4,076	3.07%	0.10% to 1.50%	-2.46% to -1.07%
2014		225	$14.30 to $16.60	$3,274	1.70%	0.10% to 1.50%	4.54% to 5.38%
2013		195	$13.57 to $15.76	$2,739	1.64%	0.70% to 1.50%	21.56% to 22.58%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Solution Income Portfolio - Service Class							
2017		164	$14.80 to $16.28	$2,563	2.23%	0.10% to 1.50%	7.64% to 9.24%
2016		194	$13.72 to $15.00	$2,784	1.13%	0.10% to 1.50%	2.92% to 4.32%
2015		228	$13.22 to $14.47	$3,158	1.50%	0.10% to 1.50%	to -1.40%
2014		76	$13.30 to $14.56	$1,099	2.52%	0.10% to 1.25%	4.44% to 4.97%
2013		83	$12.67 to $13.88	$1,127	3.10%	0.70% to 1.25%	5.64% to 6.29%
Voya Solution Moderately Aggressive Portfolio - Service Class							
2017		17	$11.66 to $11.79	$196	1.34%	0.95% to 1.40%	16.48% to 16.96%
2016		16	$10.01 to $10.08	$161	1.33%	0.95% to 1.40%	4.71% to 5.22%
2015	08/14/2015	20	$9.56 to $9.58	$189	(b)	0.95% to 1.40%	(b)
2014		(b)	(b)	(b)	(b)	(b) to (b)	(b)
2013		(b)	(b)	(b)	(b)	(b) to (b)	(b)
VY® American Century Small-Mid Cap Value Portfolio - Service Class							
2017		108	$27.60 to $43.93	$3,358	1.03%	0.10% to 1.25%	9.74% to 11.00%
2016		112	$25.01 to $39.91	$3,148	1.20%	0.10% to 1.50%	22.22% to 23.95%
2015		127	$20.31 to $32.48	$2,823	1.60%	0.10% to 1.25%	-2.93% to -1.84%
2014		138	$20.81 to $33.37	$3,190	1.21%	0.10% to 1.50%	10.79% to 12.08%
2013		123	$18.63 to $29.95	$2,769	1.16%	0.35% to 1.50%	29.71% to 30.86%
VY® Baron Growth Portfolio - Service Class							
2017		191	$18.76 to $42.97	$4,927	0.81%	0.10% to 1.50%	26.29% to 28.10%
2016		185	$14.84 to $33.84	$3,799	—	0.10% to 1.50%	3.77% to 5.24%
2015		245	$14.29 to $32.43	$4,849	0.23%	0.10% to 1.50%	-6.43% to -5.12%
2014		293	$15.26 to $34.48	$6,303	0.07%	0.10% to 1.50%	2.77% to 3.59%
2013		359	$14.84 to $33.36	$7,548	1.29%	0.70% to 1.50%	36.82% to 37.91%
VY® Columbia Contrarian Core Portfolio - Service Class							
2017		85	$19.33 to $25.55	$1,867	0.87%	0.10% to 1.50%	19.78% to 21.44%
2016		88	$16.12 to $21.17	$1,564	3.37%	0.10% to 1.50%	6.75% to 8.29%
2015		135	$15.08 to $19.68	$2,297	0.88%	0.10% to 1.50%	1.46% to 2.92%
2014		150	$14.85 to $22.46	$2,473	0.79%	0.10% to 1.50%	11.13% to 12.03%
2013		176	$13.35 to $20.10	$2,612	1.41%	0.70% to 1.50%	32.73% to 33.85%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Columbia Small Cap Value II Portfolio - Service Class										
2017		25	$19.73	to $24.18	$533	0.31%	0.10%	to 1.40%	9.37%	to 10.82%
2016		30	$17.87	to $21.82	$573	0.19%	0.10%	to 1.50%	21.90%	to 23.56%
2015		48	$14.66	to $17.66	$744	0.28%	0.10%	to 1.50%	-4.43%	to -3.02%
2014		42	$15.46	to $18.21	$683	0.15%	0.10%	to 1.40%	2.86%	to 3.63%
2013		40	$15.03	to $17.37	$621	0.96%	0.70%	to 1.40%	38.02%	to 38.93%
VY® Invesco Comstock Portfolio - Service Class										
2017		33	$22.96	to $27.70	$798	1.12%	0.10%	to 1.50%	15.96%	to 17.57%
2016		34	$19.64	to $23.72	$724	1.94%	0.10%	to 1.50%	16.00%	to 17.68%
2015		60	$16.79	to $22.86	$1,087	2.12%	0.10%	to 1.50%	-7.34%	to -6.07%
2014		75	$17.99	to $24.55	$1,459	2.04%	0.10%	to 1.50%	7.51%	to 8.37%
2013		68	$16.60	to $22.71	$1,289	0.84%	0.70%	to 1.50%	33.00%	to 34.09%
VY® Invesco Equity and Income Portfolio - Initial Class										
2017		2,904	$20.65	to $22.99	$63,635	2.11%	0.10%	to 1.50%	9.27%	to 10.80%
2016		3,365	$18.75	to $20.88	$67,371	1.93%	0.10%	to 1.50%	13.56%	to 15.17%
2015		3,908	$16.38	to $18.25	$68,652	2.18%	0.10%	to 1.75%	-3.75%	to -2.16%
2014		4,454	$16.84	to $18.78	$80,865	1.86%	0.10%	to 1.75%	7.05%	to 8.55%
2013		3,140	$15.56	to $17.37	$52,976	1.40%	0.35%	to 1.75%	22.76%	to 24.59%
VY® JPMorgan Mid Cap Value Portfolio - Service Class										
2017		124	$25.54	to $40.34	$3,947	0.61%	0.10%	to 1.50%	12.03%	to 13.63%
2016		131	$22.61	to $39.07	$3,693	0.66%	0.10%	to 1.50%	12.99%	to 14.57%
2015		140	$19.86	to $34.39	$3,458	0.60%	0.10%	to 1.50%	-4.48%	to -3.16%
2014		150	$20.62	to $35.80	$3,877	0.87%	0.10%	to 1.50%	13.29%	to 14.57%
2013		134	$18.06	to $31.44	$3,218	0.63%	0.35%	to 1.50%	29.54%	to 31.11%
VY® Oppenheimer Global Portfolio - Initial Class										
2017		2,788	$22.04	to $27.05	$70,986	1.10%	0.10%	to 1.90%	33.91%	to 36.34%
2016		3,075	$16.26	to $20.00	$58,097	1.17%	0.10%	to 1.90%	-1.71%	to 0.12%
2015		3,564	$16.34	to $20.15	$67,773	1.50%	0.10%	to 1.90%	2.19%	to 4.06%
2014		3,939	$15.80	to $19.54	$72,781	1.15%	0.10%	to 1.90%	0.34%	to 1.95%
2013		4,579	$15.55	to $19.28	$83,809	1.35%	0.35%	to 1.90%	24.68%	to 26.69%

109

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class												
2017	614	$19.20	to	$22.16	$12,185	5.02%	0.10%	to	1.50%	5.73%	to	7.28%
2016	718	$18.15	to	$20.80	$13,417	5.15%	0.10%	to	1.50%	12.61%	to	14.17%
2015	778	$16.11	to	$18.33	$12,897	5.37%	0.10%	to	1.50%	-6.06%	to	-4.73%
2014	901	$16.81	to	$19.37	$15,880	5.04%	0.10%	to	1.75%	-1.41%	to	-0.36%
2013	1,012	$17.05	to	$19.44	$17,988	4.97%	0.70%	to	1.75%	10.36%	to	11.54%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2017	1,432	$25.75	to	$31.99	$43,055	0.62%	0.10%	to	1.50%	22.95%	to	24.67%
2016	1,621	$20.77	to	$25.88	$39,497	0.30%	0.10%	to	1.50%	5.84%	to	7.33%
2015	1,863	$19.48	to	$24.32	$42,681	—	0.10%	to	1.50%	0.46%	to	1.89%
2014	2,048	$19.22	to	$24.07	$46,522	0.26%	0.10%	to	1.50%	10.18%	to	11.48%
2013	2,349	$17.31	to	$21.73	$48,397	0.29%	0.35%	to	1.75%	32.79%	to	34.73%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class												
2017	762	$22.78	to	$73.14	$38,118	0.05%	0.10%	to	1.50%	31.61%	to	33.47%
2016	816	$17.29	to	$55.52	$31,534	—	0.10%	to	1.50%	—	to	1.37%
2015	1,026	$17.28	to	$55.47	$38,458	—	0.10%	to	1.50%	9.16%	to	10.72%
2014	1,034	$15.81	to	$50.77	$37,050	—	0.10%	to	1.50%	7.08%	to	8.31%
2013	1,072	$14.76	to	$47.38	$37,679	0.02%	0.35%	to	1.50%	37.20%	to	38.78%
VY® Templeton Foreign Equity Portfolio - Initial Class												
2017	1,017	$10.66	to	$14.11	$11,995	2.03%	0.10%	to	1.90%	20.05%	to	22.27%
2016	1,084	$8.88	to	$11.54	$10,552	3.23%	0.10%	to	1.90%	-0.11%	to	1.67%
2015	1,331	$8.89	to	$11.35	$12,870	4.09%	0.10%	to	1.90%	-5.22%	to	-3.40%
2014	1,468	$9.38	to	$11.75	$14,838	2.50%	0.10%	to	1.90%	-8.31%	to	-6.94%
2013	1,607	$10.23	to	$12.52	$17,537	1.46%	0.35%	to	1.90%	17.99%	to	19.83%
Voya Strategic Allocation Conservative Portfolio - Class I												
2017	186	$16.25	to	$30.20	$4,601	2.47%	0.10%	to	1.50%	8.89%	to	10.41%
2016	226	$14.81	to	$27.53	$5,311	2.98%	0.10%	to	1.50%	4.10%	to	5.60%
2015	273	$14.11	to	$26.24	$6,108	3.36%	0.10%	to	1.50%	-1.69%	to	-0.27%
2014	290	$14.24	to	$26.50	$6,582	2.63%	0.10%	to	1.50%	5.05%	to	6.26%
2013	348	$13.45	to	$25.04	$7,505	2.52%	0.35%	to	1.50%	10.41%	to	11.34%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Strategic Allocation Growth Portfolio - Class I										
2017		342	$14.38	to $34.90	$8,094	1.69%	0.10%	to 2.25%	15.25%	to 17.76%
2016		349	$12.47	to $29.83	$7,200	2.70%	0.10%	to 2.25%	4.53%	to 6.82%
2015		465	$11.93	to $28.11	$8,840	2.65%	0.10%	to 2.25%	-3.40%	to -1.25%
2014		474	$12.35	to $28.66	$9,374	2.07%	0.10%	to 2.25%	4.22%	to 6.14%
2013		474	$11.85	to $27.09	$9,730	1.65%	0.35%	to 2.25%	19.70%	to 22.04%
Voya Strategic Allocation Moderate Portfolio - Class I										
2017		321	$14.49	to $32.36	$7,831	1.88%	0.35%	to 2.25%	11.98%	to 14.08%
2016		361	$12.94	to $28.47	$7,871	2.64%	0.35%	to 2.25%	4.27%	to 6.32%
2015		383	$12.41	to $26.90	$7,962	2.96%	0.10%	to 2.25%	-2.82%	to -0.67%
2014		463	$12.77	to $27.26	$9,616	2.41%	0.10%	to 2.25%	4.33%	to 6.29%
2013		499	$12.24	to $25.74	$10,224	2.12%	0.35%	to 2.25%	13.97%	to 16.22%
Voya Growth and Income Portfolio - Class A										
2017		80	19.98		$1,602	1.35%	1.25%		18.29%	
2016		90	16.89		$1,520	1.54%	1.25%		7.85%	
2015		97	15.66		$1,517	1.50%	1.25%		-3.03%	
2014		112	16.15		$1,814	1.53%	1.25%		8.83%	
2013		124	14.84		$1,846	0.87%	1.25%		28.48%	
Voya Growth and Income Portfolio - Class I										
2017		5,621	$10.81	to $596.35	$230,160	1.83%	0.10%	to 2.25%	17.60%	to 20.24%
2016		6,158	$11.59	to $500.21	$209,483	1.94%	0.10%	to 2.25%	7.31%	to 9.67%
2015		6,987	$10.80	to $459.99	$215,524	1.97%	0.10%	to 2.25%	-3.57%	to -1.52%
2014		8,057	$11.20	to $471.05	$244,610	1.94%	0.10%	to 2.25%	8.21%	to 10.32%
2013		8,983	$10.35	to $429.48	$248,811	1.36%	0.35%	to 2.25%	27.78%	to 30.26%
Voya Emerging Markets Index Portfolio - Class I										
2017		44	$11.72	to $12.23	$527	0.78%	0.10%	to 1.25%	34.87%	to 36.50%
2016		8	$8.69	to $8.96	$71	2.87%	0.10%	to 1.25%	9.17%	to 10.48%
2015		4	$7.96	to $8.11	$31	12.12%	0.10%	to 1.25%	—	
2014	08/05/2014	—	9.59		$2	(a)	0.001		(a)	
2013		(a)	(a)		(a)	(a)	(a)		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Euro STOXX 50® Index Portfolio - Class I							
2017		4	$12.48	$44	3.96%	0.75%	23.44%
2016		4	$10.11	$43	0.11%	0.75%	—
2015	03/09/2015	4	$10.11	$44	2.22%	0.75%	-4.98%
2014		4	$10.64	$46	4.35%	0.75%	-9.83% (b)
2013		4	$11.80	$46	4.65%	0.75%	25.13% (b)
Voya Global Equity Portfolio - Class I							
2017		197	$11.85 to $12.36	$2,383	2.37%	0.10% to 1.50%	21.91% to 23.60%
2016		226	$9.72 to $10.00	$2,225	2.79%	0.10% to 1.50%	4.40% to 5.93%
2015		288	$9.31 to $9.44	$2,698	(b)	0.10% to 1.50%	(b)
2014		(b)	(b)	(b)	(b)	(b)	(b)
2013		(b)	(b)	(b)	(b)	(b)	(b)
Voya Global Equity Portfolio - Class S							
2017		97	$11.63 to $11.78	$1,136	2.11%	0.95% to 1.40%	21.78% to 22.33%
2016		101	$9.55 to $9.66	$972	2.60%	0.95% to 1.40%	4.26% to 4.79%
2015	3/9/2015	119	$9.16 to $9.25	$1,090	(b)	0.95% to 1.40%	(b)
2014		(b)	(b)	(b)	(b)	(b)	(b)
2013		(b)	(b)	(b)	(b)	(b)	(b)
Voya Index Plus LargeCap Portfolio - Class I							
2017		2,212	$16.69 to $47.02	$65,631	1.60%	0.10% to 2.25%	21.86% to 24.51%
2016		2,447	$13.69 to $38.01	$58,987	1.67%	0.10% to 2.25%	7.80% to 10.21%
2015		2,793	$12.70 to $34.72	$61,663	1.62%	0.10% to 2.25%	-1.40% to 0.71%
2014		3,091	$12.85 to $34.69	$68,972	1.48%	0.10% to 2.25%	11.32% to 13.41%
2013		3,587	$11.49 to $30.70	$71,271	1.85%	0.35% to 2.25%	30.00% to 32.49%
Voya Index Plus MidCap Portfolio - Class I							
2017		240	$23.36 to $53.01	$7,531	1.39%	0.10% to 1.50%	11.89% to 13.42%
2016		258	$20.71 to $47.04	$7,291	0.94%	0.10% to 1.50%	16.37% to 18.06%
2015		293	$17.65 to $40.14	$6,902	1.00%	0.10% to 1.50%	-3.25% to -1.90%
2014		328	$18.10 to $41.20	$7,906	0.82%	0.10% to 1.50%	7.93% to 9.18%
2013		357	$16.64 to $37.90	$8,351	1.34%	0.35% to 1.50%	32.57% to 34.07%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Index Plus SmallCap Portfolio - Class I									
2017	143	$23.85	to $39.19	$4,020	0.98%	0.10%	to 1.50%	8.28%	to 9.83%
2016	159	$21.85	to $35.94	$4,216	0.80%	0.10%	to 1.50%	25.41%	to 27.20%
2015	173	$17.28	to $28.45	$3,613	0.95%	0.10%	to 1.50%	-4.66%	to -3.30%
2014	193	$17.98	to $29.63	$4,193	0.59%	0.10%	to 1.50%	3.87%	to 5.07%
2013	216	$17.17	to $28.33	$4,581	0.93%	0.35%	to 1.50%	40.56%	to 42.22%
Voya International Index Portfolio - Class I									
2017	725	$10.84	to $20.81	$12,539	2.45%	0.10%	to 1.75%	22.72%	to 24.77%
2016	773	$8.79	to $16.82	$11,111	3.06%	0.10%	to 1.75%	-0.94%	to 0.73%
2015	868	$8.66	to $16.84	$12,589	3.20%	0.10%	to 1.75%	-2.63%	to -1.00%
2014	921	$8.87	to $17.16	$14,009	1.15%	0.10%	to 1.75%	-7.56%	to -6.56%
2013	580	$9.57	to $18.41	$8,699	2.27%	0.70%	to 1.75%	19.33%	to 20.59%
Voya International Index Portfolio - Class S									
2017	3	18.09		$50	1.72%	1.25%		22.98%	
2016	2	14.71		$28	1.28%	1.25%		-0.68%	
2015	1	14.81		$9	5.00%	1.25%		-2.31%	
2014	7	15.16		$111	0.82%	1.25%		-7.39%	
2013	8	16.37		$134	—	1.25%		19.66%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I									
2017	904	$29.79	to $38.06	$29,331	1.16%	0.10%	to 1.75%	28.96%	to 31.13%
2016	1,002	$22.86	to $29.02	$25,032	1.25%	0.10%	to 1.75%	4.70%	to 6.46%
2015	1,134	$21.62	to $27.26	$26,934	1.18%	0.10%	to 1.75%	5.75%	to 7.49%
2014	1,259	$20.24	to $25.36	$28,067	1.28%	0.10%	to 1.75%	11.08%	to 12.33%
2013	1,444	$18.03	to $22.32	$28,735	1.46%	0.70%	to 1.75%	29.68%	to 31.06%
Voya Russell™ Large Cap Index Portfolio - Class I									
2017	601	$19.69	to $32.99	$17,538	1.67%	0.10%	to 2.25%	19.84%	to 22.45%
2016	663	$16.30	to $27.17	$16,274	1.85%	0.10%	to 2.25%	8.47%	to 10.83%
2015	731	$14.92	to $24.72	$16,537	1.69%	0.10%	to 2.25%	-0.18%	to 1.98%
2014	791	$14.83	to $24.45	$17,991	1.58%	0.10%	to 2.25%	10.42%	to 12.10%
2013	844	$13.33	to $21.86	$17,423	1.62%	0.70%	to 2.25%	29.12%	to 31.14%

113

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2017	2,244	$12.37	to	$28.52	$38,419	2.07%	0.10%	to	1.75%	11.50%	to	13.37%
2016	2,566	$11.05	to	$25.37	$38,918	1.58%	0.10%	to	1.75%	13.58%	to	15.55%
2015	2,927	$9.70	to	$22.15	$39,307	0.49%	0.10%	to	1.75%	-5.15%	to	-3.56%
2014	324	$10.89	to	$23.18	$7,158	1.56%	0.10%	to	1.75%	10.43%	to	11.62%
2013	385	$16.69	to	$20.81	$7,738	1.70%	0.75%	to	1.75%	29.56%	to	30.90%
Voya Russell™ Large Cap Value Index Portfolio - Class S												
2017	44	$26.84	to	$27.19	$1,186	1.84%	1.25%	to	1.40%	11.65%	to	11.76%
2016	47	$24.04	to	$24.33	$1,136	1.49%	1.25%	to	1.40%	13.66%	to	13.90%
2015	62	$21.15	to	$21.36	$1,308	1.34%	1.25%	to	1.40%	-5.11%	to	-4.98%
2014	81	$22.29	to	$22.48	$1,817	1.38%	1.25%	to	1.40%	10.68%	to	10.79%
2013	75	$20.14	to	$20.29	$1,517	1.43%	1.25%	to	1.40%	29.60%	to	29.81%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S												
2017	36	$31.87	to	$36.13	$1,218	0.66%	0.10%	to	1.50%	22.48%	to	24.24%
2016	36	$26.02	to	$29.08	$980	0.68%	0.10%	to	1.50%	5.26%	to	6.68%
2015	42	$24.72	to	$26.61	$1,090	0.74%	0.70%	to	1.50%	-2.29%	to	-1.51%
2014	60	$25.30	to	$27.09	$1,595	0.15%	0.70%	to	1.50%	9.48%	to	10.34%
2013	45	$23.11	to	$24.63	$1,080	0.75%	0.70%	to	1.50%	32.89%	to	33.86%
Voya Russell™ Mid Cap Index Portfolio - Class I												
2017	80	$20.94	to	$27.42	$1,931	1.40%	0.10%	to	1.25%	16.46%	to	17.82%
2016	73	$17.98	to	$23.41	$1,525	1.33%	0.10%	to	1.25%	12.02%	to	13.30%
2015	78	$16.05	to	$20.80	$1,451	1.19%	0.10%	to	1.25%	-4.01%	to	-2.89%
2014	81	$16.72	to	$21.57	$1,582	0.59%	0.10%	to	1.25%	11.24%	to	11.90%
2013	47	$15.03	to	$19.28	$789	0.96%	0.70%	to	1.25%	32.54%	to	33.28%
Voya Russell™ Small Cap Index Portfolio - Class I												
2017	64	$21.31	to	$25.91	$1,480	1.14%	0.10%	to	1.25%	12.87%	to	14.14%
2016	62	$18.88	to	$22.85	$1,287	1.33%	0.10%	to	1.25%	19.57%	to	21.01%
2015	81	$15.79	to	$19.01	$1,385	1.20%	0.10%	to	1.25%	-5.73%	to	-4.63%
2014	80	$16.75	to	$20.06	$1,447	0.95%	0.10%	to	1.25%	3.65%	to	4.15%
2013	63	$16.16	to	$19.26	$1,082	1.36%	0.75%	to	1.25%	37.07%	to	37.71%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I												
2017	513	$24.41	to	$70.27	$25,655	0.33%	0.10%	to	1.90%	9.17%	to	11.18%
2016	567	$22.08	to	$63.62	$25,664	0.43%	0.10%	to	1.90%	22.12%	to	24.33%
2015	650	$17.86	to	$51.49	$23,383	0.51%	0.10%	to	1.90%	-2.63%	to	-0.84%
2014	739	$18.13	to	$52.29	$27,287	0.35%	0.10%	to	1.90%	4.49%	to	6.16%
2013	854	$17.14	to	$49.45	$30,613	0.51%	0.35%	to	1.90%	35.18%	to	37.30%
Voya U.S. Bond Index Portfolio - Class I												
2017	123	$12.12	to	$14.18	$1,599	2.48%	0.10%	to	1.50%	1.59%	to	3.05%
2016	100	$11.85	to	$13.76	$1,262	2.57%	0.10%	to	1.50%	0.85%	to	2.23%
2015	101	$11.67	to	$13.46	$1,249	2.32%	0.10%	to	1.50%	-1.25%	to	0.15%
2014	114	$11.73	to	$13.44	$1,425	1.80%	0.10%	to	1.50%	4.17%	to	4.98%
2013	106	$11.18	to	$12.65	$1,240	1.95%	0.70%	to	1.50%	-4.01%	to	-3.24%
Voya MidCap Opportunities Portfolio - Class I												
2017	1,021	$11.05	to	$46.33	$18,488	0.07%	0.10%	to	1.75%	22.97%	to	24.96%
2016	255	$13.06	to	$28.94	$4,907	—	0.10%	to	1.75%	5.41%	to	7.14%
2015	305	$12.39	to	$27.18	$5,451	—	0.10%	to	1.75%	-1.27%	to	0.43%
2014	334	$12.55	to	$27.24	$5,968	0.39%	0.10%	to	1.75%	6.90%	to	8.45%
2013	401	$11.74	to	$32.78	$6,779	0.05%	0.35%	to	1.75%	29.99%	to	31.05%
Voya MidCap Opportunities Portfolio - Class S												
2017	133	$17.80	to	$30.03	$3,409	—	0.95%	to	1.40%	23.01%	to	23.58%
2016	151	$14.47	to	$24.30	$3,181	—	0.95%	to	1.40%	5.50%	to	5.97%
2015	151	$13.71	to	$22.93	$3,014	—	0.95%	to	1.40%	-1.15%	to	-0.69%
2014	151	$13.87	to	$23.09	$3,108	0.35%	0.95%	to	1.40%	7.01%	to	7.55%
2013	195	$12.96	to	$21.47	$3,805	—	0.95%	to	1.40%	29.85%	to	30.44%
Voya SmallCap Opportunities Portfolio - Class I												
2017	100	$22.05	to	$39.49	$2,558	0.08%	0.10%	to	1.25%	17.22%	to	18.61%
2016	94	$18.81	to	$33.57	$2,040	—	0.10%	to	1.25%	12.03%	to	13.31%
2015	85	$16.79	to	$29.89	$1,647	—	0.10%	to	1.25%	-2.16%	to	-1.02%
2014	61	$17.16	to	$30.45	$1,175	—	0.10%	to	1.25%	4.32%	to	4.88%
2013	67	$16.45	to	$29.11	$1,196	—	0.70%	to	1.25%	37.31%	to	38.02%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya SmallCap Opportunities Portfolio - Class S							
2017		138	$18.79 to $21.17	$2,747	—	0.95% to 1.40%	16.78% to 17.35%
2016		149	$16.09 to $18.04	$2,532	—	0.95% to 1.40%	11.50% to 11.98%
2015		138	$14.43 to $16.11	$2,107	—	0.95% to 1.40%	-2.52% to -2.07%
2014		164	$14.80 to $16.45	$2,559	—	0.95% to 1.40%	3.83% to 4.38%
2013		197	$14.25 to $15.76	$2,973	—	0.95% to 1.45%	36.73% to 37.40%
Wanger International							
2017		129	$14.60 to $18.73	$2,161	1.26%	0.10% to 1.50%	30.94% to 32.74%
2016		164	$11.15 to $14.11	$2,037	1.17%	0.10% to 1.50%	-2.87% to -1.47%
2015		169	$11.48 to $14.32	$2,155	1.49%	0.10% to 1.50%	-1.37%
2014		188	$11.64 to $14.32	$2,421	1.52%	0.10% to 1.50%	-5.83% to -5.06%
2013		196	$12.36 to $14.91	$2,587	2.73%	0.70% to 1.50%	20.59% to 21.45%
Wanger Select							
2017		84	$22.05 to $31.36	$2,218	—	0.10% to 1.50%	24.78% to 26.54%
2016		99	$17.53 to $24.94	$2,113	—	0.10% to 1.50%	11.67% to 13.26%
2015		119	$15.57 to $22.17	$2,219	—	0.10% to 1.50%	-1.22% to 0.18%
2014		151	$15.64 to $22.28	$2,770	—	0.10% to 1.50%	1.58% to 2.42%
2013		141	$15.27 to $21.76	$2,884	—	0.70% to 1.50%	32.55% to 33.60%
Wanger USA							
2017		51	$24.18 to $30.92	$1,389	—	0.10% to 1.50%	17.81% to 19.46%
2016		47	$20.36 to $26.05	$1,054	—	0.10% to 1.50%	12.01% to 13.55%
2015		51	$18.04 to $23.09	$1,015	—	0.10% to 1.50%	-2.08% to -0.68%
2014		—	$18.28 to $23.40	$1,013	—	0.10% to 1.50%	3.20% to 4.10%
2013		60	$17.56 to $22.50	$1,247	—	0.70% to 1.50%	31.80% to 32.83%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

(a) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 15, 2018

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $21,774 as of 2017 and $22,365 as of 2016)	$ 23,141	$ 23,170
Fixed maturities, at fair value using the fair value option	941	957
Equity securities, available-for-sale, at fair value (cost of $45 as of 2017 and $67 as of 2016)	60	82
Short-term investments	25	33
Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016	4,910	4,255
Policy loans	214	219
Limited partnerships/corporations	411	348
Derivatives	136	471
Securities pledged (amortized cost of $864 as of 2017 and $693 as of 2016)	960	768
Total investments	30,798	30,303
Cash and cash equivalents	288	561
Short-term investments under securities loan agreements, including collateral delivered	765	379
Accrued investment income	304	301
Premiums receivable and reinsurance recoverable	1,496	1,634
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	766	1,028
Notes receivable from affiliate	175	175
Short-term loan to affiliate	80	—
Current income tax recoverable	—	1
Due from affiliates	60	56
Property and equipment	64	68
Other assets	140	158
Assets held in separate accounts	73,036	61,981
Total assets	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,669	$ 29,578
Payable for securities purchased	79	8
Payables under securities loan agreements, including collateral held	845	648
Long-term debt	5	5
Due to affiliates	61	162
Derivatives	85	173
Current income tax payable to Parent	23	—
Deferred income taxes	187	223
Other liabilities	401	491
Liabilities related to separate accounts	73,036	61,981
Total liabilities	104,391	93,269
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2017 and 2016; $50 par value per share)	3	3
Additional paid-in capital	2,730	2,994
Accumulated other comprehensive income (loss)	818	559
Retained earnings (deficit)	30	(180)
Total shareholder's equity	3,581	3,376
Total liabilities and shareholder's equity	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		2016		2015
Revenues:						
Net investment income	$	1,520	$	1,501	$	1,410
Fee income		713		725		765
Premiums		48		870		657
Broker-dealer commission revenue		170		175		230
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19)		(19)		(45)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(7)		—		1
Net other-than-temporary impairments recognized in earnings		(12)		(19)		(46)
Other net realized capital gains (losses)		(188)		(194)		(231)
Total net realized capital gains (losses)		(200)		(213)		(277)
Other revenue		—		(2)		(2)
Total revenues		2,251		3,056		2,783
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		958		1,765		1,422
Operating expenses		801		815		772
Broker-dealer commission expense		170		175		230
Net amortization of Deferred policy acquisition costs and Value of business acquired		233		167		133
Total benefits and expenses		2,162		2,922		2,557
Income (loss) before income taxes		89		134		226
Income tax expense (benefit)		(121)		21		53
Net income (loss)	$	210	$	113	$	173

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Net income (loss)	$ 210	$ 113	$ 173
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	387	258	(694)
Other-than-temporary impairments	(4)	9	3
Pension and other postretirement benefits liability	(2)	(1)	(2)
Other comprehensive income (loss), before tax	381	266	(693)
Income tax expense (benefit) related to items of other comprehensive income (loss)	122	93	(238)
Other comprehensive income (loss), after tax	259	173	(455)
Comprehensive income (loss)	$ 469	$ 286	$ (282)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2015	$ 3	$ 3,583	$ 841	$ (466)	$ 3,961
Comprehensive income (loss):					
Net income (loss)	—	—	—	173	173
Other comprehensive income (loss), after tax	—	—	(455)	—	(455)
Total comprehensive income (loss)					(282)
Dividends paid and distributions of capital	—	(321)	—	—	(321)
Employee related benefits	—	10	—	—	10
Balance as of December 31, 2015	3	3,272	386	(293)	3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017	$ 3	$ 2,730	$ 818	$ 30	$ 3,581

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Cash Flows from Operating Activities:			
Net income (loss)	$ 210	$ 113	$ 173
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(80)	(80)	(84)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	234	168	134
Net accretion/amortization of discount/premium	12	(1)	7
Future policy benefits, claims reserves and interest credited	534	1,289	1,193
Deferred income tax (benefit) expense	(158)	(3)	(1)
Net realized capital losses	200	213	277
Depreciation	3	4	4
Change in:			
Accrued investment income	(3)	(6)	(10)
Premiums receivable and reinsurance recoverable	138	205	91
Other receivables and asset accruals	21	7	2
Due to/from affiliates	(105)	30	26
Other payables and accruals	(3)	126	(57)
Other, net	(24)	(11)	1
Net cash provided by operating activities	979	2,054	1,756
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	4,462	3,184	3,373
Equity securities, available-for-sale	25	49	17
Mortgage loans on real estate	494	375	557
Limited partnerships/corporations	81	71	48
Acquisition of:			
Fixed maturities	(4,247)	(5,664)	(5,258)
Equity securities, available-for-sale	(2)	—	(28)
Mortgage loans on real estate	(1,149)	(900)	(773)
Limited partnerships/corporations	(120)	(113)	(96)
Derivatives, net	203	28	(46)
Policy loans, net	5	11	9
Short-term investments, net	8	(33)	242
Short-term loan to affiliate, net	(80)	—	—
Collateral received (delivered), net	(189)	(30)	8
Net cash used in investing activities	(509)	(3,022)	(1,947)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	**2016**	**2015**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 2,380	$ 3,746	$ 3,195
Maturities and withdrawals from investment contracts	(2,794)	(2,534)	(2,440)
Settlements on deposit contracts	(64)	(66)	(63)
Dividends paid and return of capital distribution	(265)	(278)	(321)
Net cash (used in) provided by financing activities	(743)	868	371
Net (decrease) increase in cash and cash equivalents	(273)	(100)	180
Cash and cash equivalents, beginning of period	561	661	481
Cash and cash equivalents, end of period	$ 288	$ 561	$ 661
Supplemental cash flow information:			
Income taxes paid (received), net	$ 13	$ 15	$ 54

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   **Business, Basis of Presentation and Significant Accounting Policies**

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

VRIAC has two wholly owned non-insurance subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL").

On December 20, 2017, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital"), and Athene Holding Ltd ("Athene"), pursuant to which VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") will acquire certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary (collectively the "Transaction"). The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including receipt of required regulatory approvals and other conditions.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards,
- The impact of forfeitures on the recognition of expense for awards,
- Classification of awards as either equity or liabilities, and
- Classification on the statement of cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid-in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities, which resulted in an immaterial reclassification of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See "Variable Interest Entities" section of the *Investments* Note to these Consolidated Financial Statements for additional information.

Future Adoption of Accounting Pronouncements

Reclassification of Certain Tax Effects
In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk,
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item,
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements, which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see "Revenue from Contracts with Customers" below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Based on review to date, the Company anticipates that the adoption of ASU 2014-09 will result in the deferral of costs to obtain and fulfill certain financial services contracts, net of tax, with a related cumulative impact on retained earnings upon adoption, of approximately $70; however, finalization of implementation efforts will continue into the first quarter of 2018.

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 693	$ 96	$ 2	$ —	$ 787	$ —
U.S. Government agencies and authorities	4	—	—	—	4	—
State, municipalities and political subdivisions	795	16	16	—	795	—
U.S. corporate public securities	9,511	533	72	—	9,972	1
U.S. corporate private securities	2,951	89	79	—	2,961	—
Foreign corporate public securities and foreign governments[1]	2,801	121	38	—	2,884	—
Foreign corporate private securities[1]	2,822	114	26	—	2,910	—
Residential mortgage-backed securities:						
Agency	2,357	81	27	9	2,420	—
Non-Agency	314	48	2	8	368	5
Total Residential mortgage-backed securities	2,671	129	29	17	2,788	5
Commercial mortgage-backed securities	1,301	33	16	—	1,318	—
Other asset-backed securities	466	11	1	—	476	2
Total fixed maturities, including securities pledged	24,015	1,142	279	17	24,895	8
Less: Securities pledged	693	82	7	—	768	—
Total fixed maturities	23,322	1,060	272	17	24,127	8
Equity securities	67	15	—	—	82	—
Total fixed maturities and equity securities investments	$ 23,389	$ 1,075	$ 272	$ 17	$ 24,209	$ 8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 554	$ 561
After one year through five years	4,590	4,765
After five years through ten years	6,085	6,296
After ten years	7,725	8,640
Mortgage-backed securities	3,954	4,099
Other asset-backed securities	671	681
Fixed maturities, including securities pledged	$ 23,579	$ 25,042

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2017				
Communications	$ 1,145	$ 114	$ 1	$ 1,258
Financial	2,750	185	4	2,931
Industrial and other companies	7,953	532	65	8,420
Energy	1,970	159	33	2,096
Utilities	2,725	216	11	2,930
Transportation	697	52	2	747
Total	$ 17,240	$ 1,258	$ 116	$ 18,382
December 31, 2016				
Communications	$ 1,223	$ 85	$ 10	$ 1,298
Financial	2,850	147	14	2,983
Industrial and other companies	8,479	346	99	8,726
Energy	2,145	105	49	2,201
Utilities	2,436	130	31	2,535
Transportation	618	26	6	638
Total	$ 17,751	$ 839	$ 209	$ 18,381

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 52.1% and 58.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2017 and 2016, the fair value of loaned securities was $799 and $548, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $744 and $248, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $744 and $248, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $61 and $316, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2017[1][2]	December 31, 2016[1][2]
U.S. Treasuries	$ 177	$ 304
U.S. corporate public securities	460	179
Foreign corporate public securities and foreign governments	168	80
Short-term Investments	—	1
Payables under securities loan agreements	$ 805	$ 564

[1] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include cash collateral of $744 and $248, respectively.
[2] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include non-cash collateral of $61 and $316, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $411 and $348 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$ 1,859	$ 63	$ 119	$ 3	$ 1,692	$ 82	$ 3,670	$ 148

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134	$ 2	$ —	$ —	$ —	$ —	$ 134	$ 2
State, municipalities and political subdivisions	427	15	—	—	5	1	432	16
U.S. corporate public securities	2,107	53	2	—	180	19	2,289	72
U.S. corporate private securities	1,011	48	23	1	131	30	1,165	79
Foreign corporate public securities and foreign governments	678	21	1	—	132	17	811	38
Foreign corporate private securities	600	23	—	—	45	3	645	26
Residential mortgage-backed	881	23	109	3	54	3	1,044	29
Commercial mortgage-backed	415	16	5	—	6	—	426	16
Other asset-backed	147	—	1	—	17	1	165	1
Total	$ 6,400	$ 201	$ 141	$ 4	$ 570	$ 74	$ 7,111	$ 279

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.4% and 88.6% of the average book value as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
Six months or less below amortized cost	$ 6,702	$ 22	$ 215	$ 5	1,098	9
More than six months and twelve months or less below amortized cost	269	3	14	1	54	2
More than twelve months below amortized cost	313	81	21	23	128	5
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
U.S. Treasuries	$ 136	$ —	$ 2	$ —	22	—
State, municipalities and political subdivisions	448	—	16	—	187	—
U.S. corporate public securities	2,352	9	69	3	417	3
U.S. corporate private securities	1,162	82	56	23	108	3
Foreign corporate public securities and foreign governments	837	13	35	3	159	3
Foreign corporate private securities	670	—	26	—	64	2
Residential mortgage-backed	1,073	—	29	—	196	3
Commercial mortgage-backed	442	—	16	—	90	1
Other asset-backed	164	2	1	—	37	1
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3. As of December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,907	$ 4,911	$ 5	$ 4,251	$ 4,256
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,906	$ 4,910	$ 5	$ 4,250	$ 4,255

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2017	December 31, 2016
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2017	December 31, 2016
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 6	$ 6

As of December 31, 2017 and 2016 the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 8	$ 22
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	1
Interest income recognized on impaired loans, on a cash basis[1]	—	—	1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 341	$ 369
>50% - 60%	1,256	1,079
>60% - 70%	3,042	2,574
>70% - 80%	262	231
>80% and above	10	3
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,902	$ 3,428
>1.25x - 1.5x	340	415
>1.0x - 1.25x	600	341
Less than 1.0x	54	47
Commercial mortgage loans secured by land or construction loans	15	25
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 985	20.1%	$ 969	22.8%
South Atlantic	982	20.0%	956	22.5%
Middle Atlantic	1,097	22.4%	710	16.7%
West South Central	552	11.2%	432	10.2%
Mountain	457	9.3%	371	8.7%
East North Central	468	9.5%	448	10.5%
New England	77	1.6%	81	1.9%
West North Central	243	4.9%	223	5.2%
East South Central	50	1.0%	66	1.5%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,383	28.1%	$ 1,359	31.8%
Industrial	1,326	27.0%	961	22.6%
Apartments	948	19.3%	794	18.7%
Office	829	16.9%	711	16.7%
Hotel/Motel	177	3.6%	170	4.0%
Mixed Use	52	1.1%	50	1.2%
Other	196	4.0%	211	5.0%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Year of Origination:		
2017	$ 1,086	$ —
2016	867	875
2015	703	729
2014	538	548
2013	644	685
2012	510	681
2011 and prior	563	738
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2017		2016		2015	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ — *	3	$ 3	2	$ 9	8
Foreign corporate public securities and foreign governments[1]	2	3	12	3	34	9
Foreign corporate private securities[1]	9	2	1	2	1	1
Residential mortgage-backed	1	17	3	25	2	26
Commercial mortgage-backed	— *	1	—	—	—	—
Other asset-backed	—	—	—	—	— *	1
Total	$ 12	26	$ 19	32	$ 46	45

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above tables include $12, $1 and $4 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining write-downs for the year ended December 31, 2017 related to intent impairments are immaterial. The remaining $18 and $42 in write-downs for the years ended December 31, 2016 and 2015, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2017		2016		2015	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ — *	3	$ 4	1	$ 9	7
Foreign corporate public securities and foreign governments[1]	—	—	12	2	32	8
Residential mortgage-backed	— *	6	2	4	1	5
Commercial mortgage-backed	— *	1	—	—	—	—
Total	$ —	10	$ 18	7	$ 42	20

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

		Year Ended December 31,				
		2017		2016		2015
Balance at January 1	$	9	$	19	$	22
Additional credit impairments:						
On securities not previously impaired		9		—		—
On securities previously impaired		—		1		1
Reductions:						
Increase in cash flows		—		2		—
Securities sold, matured, prepaid or paid down		2		9		4
Balance at December 31	$	16	$	9	$	19

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

		Year Ended December 31,				
		2017		2016		2015
Fixed maturities	$	1,302	$	1,325	$	1,230
Equity securities, available-for-sale		4		4		4
Mortgage loans on real estate		211		191		195
Policy loans		10		12		12
Short-term investments and cash equivalents		1		1		1
Other		60		30		22
Gross investment income		1,588		1,563		1,464
Less: investment expenses		68		62		54
Net investment income	$	1,520	$	1,501	$	1,410

As of December 31, 2017 and 2016, the Company had $3 of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Fixed maturities, available-for-sale, including securities pledged	$ (29)	$ (70)	$ (65)
Fixed maturities, at fair value option	(226)	(201)	(142)
Derivatives	9	51	(14)
Embedded derivatives - fixed maturities	(5)	(6)	(4)
Guaranteed benefit derivatives	55	13	(52)
Other investments	(4)	—	—
Net realized capital gains (losses)	$ (200)	$ (213)	$ (277)
After-tax net realized capital gains (losses)	$ (131)	$ (139)	$ (180)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Proceeds on sales	$ 2,916	$ 1,825	$ 1,836
Gross gains	30	20	25
Gross losses	39	85	49

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	533	—	52	231	13	7
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,769	117	20	29,112	438	154
Foreign exchange contracts	26	—	—	175	12	12
Equity contracts	154	9	7	89	2	—
Credit contracts	771	10	6	426	6	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	12	—	N/A	17	—
Within products	N/A	—	117	N/A	—	174
Within reinsurance agreements	N/A	—	(21)	N/A	—	(44)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 148	$ 181		$ 488	$ 303

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 426	$ 6	$ —
Equity contracts	89	2	—
Foreign exchange contracts	406	25	19
Interest rate contracts	25,606	438	154
		471	173
Counterparty netting[1]		(169)	(169)
Cash collateral netting[1]		(266)	—
Securities collateral netting[1]		(11)	(2)
Net receivables/payables		$ 25	$ 2

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $43 and $227 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral. As of December 31, 2016, the Company delivered $220 of securities and held $11 of securities as collateral.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 1	$ —	$ 1
Foreign exchange contracts	12	(2)	1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(7)	50	(16)
Foreign exchange contracts	(3)	(1)	1
Equity contracts	1	1	(1)
Credit contracts	5	3	—
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(5)	(6)	(4)
Within products[2]	55	12	(52)
Within reinsurance agreements[3]	(22)	(28)	58
Managed custody guarantees[2]	—	1	—
Total	$ 37	$ 30	$ (12)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $10 and $6 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $6 was included in Derivatives assets on the Consolidated Balance Sheets. As of December 31, 2016, there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $497 on credit default swaps. As of December 31, 2016, the maximum potential

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

future exposure to the Company was $402 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total	70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729	$ 58	$ —	$ 787
U.S. Government agencies and authorities	—	4	—	4
State, municipalities and political subdivisions	—	795	—	795
U.S. corporate public securities	—	9,965	7	9,972
U.S. corporate private securities	—	2,436	525	2,961
Foreign corporate public securities and foreign governments[1]	—	2,884	—	2,884
Foreign corporate private securities [1]	—	2,756	154	2,910
Residential mortgage-backed securities	—	2,767	21	2,788
Commercial mortgage-backed securities	—	1,308	10	1,318
Other asset-backed securities	—	449	27	476
Total fixed maturities, including securities pledged	729	23,422	744	24,895
Equity securities, available-for-sale	34	—	48	82
Derivatives:				
Interest rate contracts	—	438	—	438
Foreign exchange contracts	—	25	—	25
Equity contracts	—	2	—	2
Credit contracts	—	6	—	6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	940	33	—	973
Assets held in separate accounts	57,192	4,783	6	61,981
Total assets	$ 58,895	$ 28,709	$ 798	$ 88,402
Percentage of Level to total	67%	32%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23	$ 23
Stabilizer and MCGs	—	—	151	151
Other derivatives:				
Interest rate contracts	1	153	—	154
Foreign exchange contracts	—	19	—	19
Equity contracts	—	—	—	—
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(44)	—	(44)
Total liabilities	$ 1	$ 128	$ 174	$ 303

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> _U.S. Treasuries:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> _U.S. Government agencies and authorities, State, municipalities and political subdivisions:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> _U.S. corporate public securities, Foreign corporate public securities, and foreign governments:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> _U.S. corporate private securities and Foreign corporate private securities:_ Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> _RMBS, CMBS and ABS:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2017, $0.6 billion and $18.1 billion of a total fair value of $25.0 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.7 billion and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2017										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 2	$ —	$ —	$ —	$ —	$ (1)	$ (1)	$ 7	$ —	$ 7	$ —
U.S. Corporate private securities	396	—	3	173	—	(17)	(67)	44	(7)	525	—
Foreign corporate public securities and foreign governments[1]	1	(1)	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	158	(1)	6	—	—	—	(26)	20	(3)	154	(1)
Residential mortgage-backed securities	28	(7)	—	—	—	—	—	—	—	21	(7)
Commercial mortgage-backed securities	13	—	—	3	—	—	(5)	—	(1)	10	—
Other asset-backed securities	13	—	—	15	—	—	(2)	1	—	27	—
Total fixed maturities, including securities pledged	611	(9)	9	191	—	(18)	(101)	72	(11)	744	(8)
Equity securities, available-for-sale	48	—	—	—	—	—	—	—	—	48	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(162)	16	—	—	(5)	—	—	—	—	(151)	—
FIA[2]	(23)	(3)	—	—	—	—	3	—	—	(23)	—
Assets held in separate accounts[5]	4	—	—	3	—	—	—	3	(4)	6	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2017		December 31, 2016	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,042	$ 25,042	$ 24,895	$ 24,895
Equity securities, available-for-sale	60	60	82	82
Mortgage loans on real estate	4,910	4,924	4,255	4,340
Policy loans	214	214	219	219
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	1,078	973	973
Derivatives	136	136	471	471
Notes receivable from affiliates	175	222	175	216
Short-term loan to affiliate	80	80	—	—
Assets held in separate accounts	73,036	73,036	61,981	61,981
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	25,314	29,431	24,943	28,877
Supplementary contracts, immediate annuities and other	365	418	386	438
Deposit liabilities	135	198	172	246
Derivatives:				
Guaranteed benefit derivatives:				
FIA	20	20	23	23
Stabilizer and MCGs	97	97	151	151
Other derivatives	85	85	173	173
Long-term debt	5	5	5	5
Embedded derivatives on reinsurance	(21)	(21)	(44)	(44)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Short-term loans to affiliate: Due to their short-term nature, fair value approximates carrying value. Short-term loans to affiliate are classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2015	$ 396	$ 527	$ 923
Deferrals of commissions and expenses	77	6	83
Amortization:			
Amortization, excluding unlocking	(84)	(109)	(193)
Unlocking [(1)]	(23)	(9)	(32)
Interest accrued	36	56 [(2)]	92
Net amortization included in the Consolidated Statements of Operations	(71)	(62)	(133)
Change in unrealized capital gains/losses on available-for-sale securities	118	238	356
Balance as of December 31, 2015	520	709	1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [(1)]	(24)	(73)	(97)
Interest accrued	38	51 [(2)]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [(1)]	(61)	(93)	(154)
Interest accrued	37	43 [(2)]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	$ 385	$ 367	$ 752

[(1)] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[(2)] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2017, 2016 and 2015.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2018	38
2019	26
2020	23
2021	20
2022	18

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103. As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $158.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $8.6 billion and $8.0 billion, respectively.

7.   Reinsurance

As of December 31, 2017, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2017, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Subsequent to December 31, 2017, the Company recaptured its agreement with Langhorne I, LLC. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2017 and 2016, the Company had $1.5 billion and $1.6 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7 and $8 were maintained for this contract as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2017	**2016**
Reserves ceded and claims recoverable	$ 1,512	$ 1,650
Premiums receivable, net	(16)	(16)
Total	$ 1,496	$ 1,634

For the years ended December 31, 2017, 2016 and 2015, premiums, net of reinsurance were $48, $870 and $657, respectively.

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017. During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278, $274 of which was paid on May 23, 2016 and $4 of which was paid on December 27, 2016.

On March 23, 2017, VFP paid a $20 dividend to VRIAC; on June 23, 2017, VFP paid a $20 dividend to VRIAC; on September 25, 2017, VFP paid a $20 dividend to VRIAC; and on December 15, 2017, VFP paid a $25 dividend to VRIAC. During the year ended December 31, 2016, VFP paid dividends in the amount of $85 to VRIAC.

During the years ended December 31, 2017 and 2016, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2017 and 2016, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $195, $266 and $318, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $2.0 billion as of December 31, 2017 and 2016, respectively.

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2017	**2016**	**2015**
Fixed maturities, net of OTTI	$ 1,451	$ 862	$ 437
Equity securities, available-for-sale	15	15	14
Derivatives	124	201	209
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(433)	(324)	(196)
Premium deficiency reserve adjustment	(115)	(90)	(67)
Other	5	—	—
Unrealized capital gains (losses), before tax	1,047	664	397
Deferred income tax asset (liability)	(234)	(111)	(18)
Unrealized capital gains (losses), after tax	813	553	379
Pension and other postretirement benefits liability, net of tax	5	6	7
AOCI	$ 818	$ 559	$ 386

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2017					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	564	$	(190)	$	374
Equity securities		—		—		—
Other		5		(2)		3
OTTI		(4)		1		(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		29		(10)		19
DAC/VOBA and Sales inducements		(109) [1]		42		(67)
Premium deficiency reserve adjustment		(25)		9		(16)
Change in unrealized gains/losses on available-for-sale securities		460		(150)		310
Derivatives:						
Derivatives		(53) [2]		19		(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		8		(16)
Change in unrealized gains/losses on derivatives		(77)		27		(50)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	381	$	(122)	$	259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 346	$ (121)	$ 225
Equity securities	1	—	1
Other	—	—	—
OTTI	9	(3)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	70	(25)	45
DAC/VOBA and Sales inducements	(128) [1]	45	(83)
Premium deficiency reserve adjustment	(23)	8	(15)
Change in unrealized gains/losses on available-for-sale securities	275	(96)	179
Derivatives:			
Derivatives	11 [2]	(4)	7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(19)	7	(12)
Change in unrealized gains/losses on derivatives	(8)	3	(5)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ 266	$ (93)	$ 173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,184)	$ 410	$ (774)
Equity securities	—	—	—
Other	—	—	—
OTTI	3	(1)	2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	65	(23)	42
DAC/VOBA and Sales inducements	356 [1]	(125)	231
Premium deficiency reserve adjustment	63	(22)	41
Change in unrealized gains/losses on available-for-sale securities	(697)	239	(458)
Derivatives:			
Derivatives	20 [2]	(7)	13
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(14)	5	(9)
Change in unrealized gains/losses on derivatives	6	(2)	4
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ (693)	$ 238	$ (455)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | Year Ended December 31, | | |
	2017	2016	2015
Current tax expense (benefit):			
Federal	$ 37	$ 24	$ 54
Total current tax expense (benefit)	37	24	54
Deferred tax expense (benefit):			
Federal	(158)	(3)	(1)
Total deferred tax expense (benefit)	(158)	(3)	(1)
Total income tax expense (benefit)	$ (121)	$ 21	$ 53

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | Year Ended December 31, | | |
	2017	2016	2015
Income (loss) before income taxes	$ 89	$ 134	$ 226
Tax rate	35.0 %	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	31	47	79
Tax effect of:			
Dividends received deduction	(36)	(27)	(24)
Valuation allowance	(5)	(2)	(4)
Tax Credit	5	2	4
Effect of Tax Reform	(116)	—	—
Other	—	1	(2)
Income tax expense (benefit)	$ (121)	$ 21	$ 53
Effective tax rate	(136.0)%	15.7%	23.5%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2017	2016
Deferred tax assets		
Insurance reserves	$ 125	$ 224
Investments	75	141
Compensation and benefits	55	71
Other assets	3	8
Total gross assets before valuation allowance	258	444
Less: Valuation allowance	—	5
Assets, net of valuation allowance	258	439
Deferred tax liabilities		
Net unrealized investment (gains) losses	(311)	(346)
Deferred policy acquisition costs	(134)	(316)
Total gross liabilities	(445)	(662)
Net deferred income tax asset (liability)	$ (187)	$ (223)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the Company had no valuation allowance. As of December 31, 2016, the Company had total valuation allowance of $5. As of December 31, 2017 and December 31, 2016, $119 and $124, respectively, of these valuation allowances were allocated to continuing operations, and $(119) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the decreases in the valuation allowance were $5, $2 and $4, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable from Voya Financial, Inc. of $(23) and $1 as of December 31, 2017 and 2016, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2017 and December 31, 2016.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and December 31, 2016.

Tax Regulatory Matters

Voya Financial, Inc. (including the Company) return is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $8, $8 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11, $10 and $10, for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2017 and 2016:

| | Year Ended December 31, | |
	2017	2016
Change in benefit obligation:		
Benefit obligation, January 1	$ 88	$ 88
Interest cost	4	4
Benefits paid	(5)	(5)
Actuarial (gains) losses on obligation	1	1
Benefit obligation, December 31	$ 88	$ 88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2017 and 2016:

| | December 31, | |
	2017	2016
Accrued benefit cost	$ (88)	$ (88)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(1)	(2)
Net amount recognized	$ (89)	$ (90)

Assumptions

The discount rate used in the measurement of the December 31, 2017 and 2016 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2017	2016
Discount rate	3.85%	4.55%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2017	2016	2015
Discount rate	4.55%	4.81%	4.36%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,		
	2017	2016	2015
Interest cost	$ 4	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	1	1	(7)
Net periodic (benefit) cost	$ 4	$ 4	$ (4)

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2018	$ 6
2019	6
2020	6
2021	6
2022	6
2023-2027	27

In 2018, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $24, $22 and $22 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $9, $8 and $8 for the years ended 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $11 as security for its repayment obligations with respect to the loan. The letter of credit was cancelled in August 2017. As of December 31, 2017 and 2016, the amount of the loan outstanding was $5, which was reflected in Long-term debt on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended to allow for the substitution of cash as collateral in place of the letter of credit along with a Pledge and Security Agreement between VRIAC and the DECD pursuant to which VRIAC grants the DECD a lien on and security interest in a cash deposit account in the name of VRIAC held at The Bank of New York Mellon ("BNY Mellon") and a Collateral Account Control Agreement by and among VRIAC, the DECD and BNY Mellon to accommodate the cash deposit account. Upon completion of the amendment documents, on August 1, 2017, $5 in cash was transferred into the cash deposit account. The pledged cash collateral amount is the current outstanding principal amount of $5, reflecting a recent immaterial amount of credit for loan forgiveness, plus an amount to cover a default penalty of 2.5% of the original $10 funding. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in the Company no longer being party to any operating leases. For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $179 and purchase limited partnerships and private placement investments of $527.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2017	**2016**
Other fixed maturities-state deposits	$ 13	$ 13
Securities pledged[1]	960	768
Total restricted assets	$ 973	$ 781

[1] Includes the fair value of loaned securities of $799 and $548 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $161 and $220, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. Subsequent to December 31, 2017, the Company issued $100 of funding agreements to the FHLB and pledged assets as required collateral.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. On July 19, 2017, the district court granted the Company's motion to dismiss, but permitted the plaintiff to file an amended complaint. The plaintiff has filed a first amended complaint, and the Company has moved to dismiss that complaint.

Litigation also includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

*   Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $64, $58 and $52, respectively.

*   Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $263, $265 and $235, respectively.

*   Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreement were incurred in the amount of $43, $45 and $27, respectively.

*   Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2017, 2016 and 2015, VRIAC's net earnings related to the agreement were in the amount of $7, $5 and $8, respectively.

*   Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1,2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $55, $33 and $35, respectively.

*   Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by VRIAC were $77, $73 and $74, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

*   Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were collected in the amount of $170, $175 and $230, respectively. Such commissions are, in turn, paid to broker-dealers.

*   Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continues to pay the Contracting Party the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under these intercompany agreements in the amounts of $83, $123 and $207, respectively.

• Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under this service agreement in the amounts of $2, $3 and $3, respectively.

• Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $23, $70 and $68, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2017 and 2016, the Company had deposit assets of $63 and $80, respectively, and deposit liabilities of $135 and $172, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business.

Effective January 1, 2018, the Company recaptured its coinsurance agreement with Langhorne to manage the reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee, which resulted in the Company recording a $74 pre-tax gain on recapture of reinsured business that will be reported in Operating expenses in the first quarter 2018 Consolidated Statement of Operations.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2017, 2016 and 2015, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $179, $350 and $380, respectively. As of December 31, 2017 and 2016, DSL had $8 and $30, respectively, receivable from

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Voya Investors Trust under the management agreement. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2017, 2016 and 2015, distribution revenues received by VFP related to affiliated mutual fund products were $27, $25 and $26, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2017, 2016, and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017 and 2015 and an immaterial amount for the year ended 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2017 the Company has an outstanding receivable of $80 and no outstanding payable. As of December 31, 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11 for each of the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with VIAC in order to provide a joint and several guarantee of its payment obligations as the issuer of the Note. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Note.